SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 November 2006

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-123972) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Presentation of information

In this Form 6-K, and unless specified otherwise, the term ‘company’ means The Royal Bank of Scotland Group plc, ‘RBS’ or the ‘Group’ means the company and its subsidiary undertakings, ‘the Royal Bank’ means The Royal Bank of Scotland plc and ‘NatWest’ means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of the UK domestic transactions of the Group. Foreign activities comprise the Group’s transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office – UK and Overseas. Management believes that this presentation provides more useful information on the Group’s yields, spreads and margins of the Group’s activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. ‘UK’ in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The Group distinguishes its trading from non-trading activities by determining whether a business unit’s principal activity is trading or non-trading and then attributing all of that unit’s activities to one portfolio or the other. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards

As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together ‘IFRS’) as endorsed by the European Union. The Group, however, took advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’ (IAS 39), IAS 32 ‘Financial Instruments: Disclosure and Presentation’ (IAS 32) and IFRS 4 ‘Insurance Contracts’ (IFRS 4) from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 had a significant effect on the Group's balance sheet. To facilitate comparison, a balance sheet as at 1 January 2005 and a reconciliation of Shareholders’ funds as at 31 December 2004 are shown on pages 171 and 172 respectively. For a further discussion of the Group's adoption of IFRS, see ’Accounting Policies–Adoption of International Financial Reporting Standards’ on page 88.

The Group’s 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles (“UK GAAP” or “previous GAAP”) comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985.

The Group also presents information under generally accepted accounting principles in the US (“US GAAP”).

Explanatory note

The company is filing this Form 6-K to restate certain segmental disclosures that were made in the company’s annual report on Form 20-F for the year ended 31 December 2005, filed with the Securities and Exchange Commission on 26 April 2006 (the “2005 Form 20-F”), and in the company’s amendment to the 2005 Form 20-F, filed on 27 September 2006 (the “2005 Form 20-F/A”), to ensure consistency and comparability with the presentation described below, which was implemented on 1 January 2006:

  the reorganisation of Corporate Markets into two businesses, Global Banking & Markets and UK Corporate Banking;
  the allocation of Manufacturing costs to the customer-facing divisions for financial reporting purposes; and
  the transfer of certain businesses between divisions in the first half of 2006.

The Group will be presenting segmental disclosures to reflect the above changes in its interim results for 2006, which will be submitted to the Securities and Exchange Commission on a separate Form 6-K. To facilitate comparison with these interim results, the segmental disclosures included in the 2005 Form 20-F and the 2005 Form 20-F/A, as applicable, are being restated in this Form 6-K. Accordingly, the ‘Description of business - organisational structure and business overview’ and ‘credit risk assets’ and ‘risk elements in lending by division’ sections included in Item 4, Information on the Company, and the segmental information included in Item 5, Operating and Financial Review and Prospects and Item 18, Financial Statements have been restated herein to reflect the above-mentioned changes by amending the following pages that correspond to the 2005 Form 20-F (in the case of Item 4) and the 2005 20-F/A (in the case of Items 5 and 18):

Item 4:

pages 4 – 5 (Description of business)
pages 42 and 45 (credit risk assets and risk elements in lending for Corporate Markets analysed into Global Banking & Markets and UK Corporate Banking)
page 206 (Supervision and regulation – references to Corporate Markets amended to refer to Global Banking & Markets)

Item 5:	pages 21 – 33 (Divisional performance) pages 9, 17, 20 and 35 (references to Corporate Markets amended to refer to Global Banking & Markets and UK Corporate Banking)

Item 18:

pages 86 - 87 (Report of independent registered public accounting firm)
page 116 (references to Corporate Markets amended to refer to Global Banking & Markets and UK Corporate Banking)
pages 157 – 158 (Note 41 Segmental analysis (restated))

This Form 6-K includes Items 5 and 18 from the 2005 Form 20-F/A in their entirety and also retains the page numbering of the 2005 Form 20-F/A, in respect of Items 5 and 18. In addition, the page numbering of the 2005 Form 20-F is retained, in respect of Item 4, for ease of reference.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further description of certain risks faced by the Group, see Risk Factors on page 6.

Operating and financial review

Description of business

Introduction

The Royal Bank of Scotland Group plc is the holding company of one of the world’s largest banking and financial services groups, with a market capitalisation of £56 billion at the end of 2005. Headquartered in Edinburgh, the Group operates in the UK, US and internationally through its two principal subsidiaries, the Royal Bank and NatWest, which are major UK clearing banks whose origins go back over 275 years. In the US, the Group’s subsidiary Citizens Financial Group, Inc. (“Citizens”) is ranked the eighth largest commercial banking organisation by deposits. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Group had total assets of £776.8 billion and shareholders’ equity of £35.4 billion at 31 December 2005. It is strongly capitalised with a total capital ratio of 11.7% and tier 1 capital ratio of 7.6% as at 31 December 2005.

Organisational structure and business overview

The Group’s activities are organised as follows: Corporate Markets (comprising Global Banking & Markets and UK Corporate Banking), Retail Markets (comprising Retail Banking, Direct Channels (formerly Retail Direct) and Wealth Management), Ulster Bank, Citizens, RBS Insurance and Manufacturing. A description of each of the divisions is given below.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing a full range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets was established in June 2005 to lead co-ordination and delivery of our multi-brand retail strategy across our product range, and comprises Retail Banking, Direct Channels and Wealth Management.

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets (SMEs) through the largest network of branches and ATMs in the UK, as well as through telephone and internet banking. Retail Banking is the UK market leader in small business banking.

Direct Channels (formerly Retail Direct) issues a comprehensive range of credit and charge cards and other financial products through The Royal Bank of Scotland, NatWest and other brands, including MINT, First Active UK and Tesco Personal Finance. It is the leading merchant acquirer in Europe and ranks 4th globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Markets provides a wide range of services in the corporate and institutional markets.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the 8th largest commercial banking organisation in the US based on deposits as at 31 March 2006. Citizens Financial Group includes the seven Citizens Banks, Charter One, RBS National Bank, our US credit card business, RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

RBS Insurance sells and underwrites retail, SME and wholesale insurance over the telephone and internet, as well as through brokers and partnerships. The Retail Divisions of Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells motor insurance in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of 5,000 independent brokers.

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating division.

Competition

The Group faces intense competition in all the markets it serves. In the UK, the Group’s principal competitors are the other UK retail and commercial banks, building societies and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive.

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and, for smaller businesses, building societies.

In the personal banking segment the Group competes with UK banks and building societies, major retailers, life assurance companies and internet-only players. In the mortgage market the Group competes with UK banks and building societies. NatWest Life and Royal Scottish Assurance compete with Independent Financial Advisors and life assurance companies. The competitive situation in the long-term savings market is dynamic due to the uncertainties created by regulatory change and the continued evolution of institutions, particularly in the mutual sector.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. Competitive activity is across a number of dimensions including introductory and longer term pricing, loyalty and reward schemes, and packaged benefits. Whilst competition remains intense, pricing of introductory interest rate offers has become less aggressive. In addition to physical distribution channels, providers compete through direct marketing activity and the internet.

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks.

RBS Insurance competes in personal lines insurance and to a limited extent in commercial insurance. There is strong competition from a range of insurance companies which now operate telephone and internet direct sales businesses. RBS Insurance also competes with local insurance companies in the direct motor insurance markets in Spain, Italy and Germany.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as UK, Irish and other European institutions seek to expand their businesses.

In the United States, where competition is intense, Citizens competes in the New England, Mid-Atlantic and Mid-West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

In other international markets, principally in continental Europe, the Group faces competition from the leading domestic and international institutions active in the relevant national markets.

Operating and financial review continued

Risk factors

Set out below are certain risk factors which could affect the Group’s future results and cause them to be materially different from expected results. The Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of the Group is affected by borrower credit quality and general economic conditions, in particular in the UK, US and Europe

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in UK, US, European or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group’s assets and require an increase in the provision for impairment losses and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect the Group’s business

The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries, mainly Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s insurance businesses are subject to inherent risks involving claims

Future claims in the Group’s general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group’s control. Such changes would affect the profitability of current and future insurance products and services. The Group re-insures some of the risks it has assumed.

Operational risks are inherent in the Group’s business

The Group’s businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Each of the Group’s businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on the results of operations

The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK and US, if changed could materially affect the Group’s business, the products and services offered or the value of assets.

Future growth in the Group’s earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group’s earnings could grow more slowly or decline.

The risk of litigation is inherent in the Group’s operations

In the ordinary course of the Group’s business, legal actions, claims against and by the Group and arbitrations arise; the outcome of such legal proceedings could affect the financial performance of the Group.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which in operates

The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the profitability of the Group. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future.

As discussed on page 2, the consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards. The Group, however, has taken advantage of the option in IFRS 1 to implement IAS 32, IAS 39 and IFRS 4 from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32, IAS 39 and IFRS on 1 January 2005 had a significant effect on the Group's balance sheet. Therefore the income statements for 2005 and 2004 and the balance sheets at 31 December 2005 and 31 December 2004 discussed in the Operating and financial review are not directly comparable.

Financial highlights

for the year ended 31 December	2005 £m	2004 £m

Total income	25,902	23,391
Profit before tax	7,936	7,284
Profit attributable to ordinary shareholders	5,392	4,856
Cost:income ratio (%) (1)	46.1%	44.3%
Basic earnings per share (pence)	169.4	157.4
Return on equity (%) (2)	17.5%	18.3%

at 31 December	2005 £m	2004 £m	1 January 2005 £m

Total assets	776,827	588,122	696,510
Loans and advances to customers	417,226	347,251	381,162
Deposits	453,274	383,198	421,072
Shareholders’ equity	35,435	33,905	30,022
Risk asset ratio – tier 1 (%)	7.6	7.0	6.7
Risk asset ratio – total (%)	11.7	11.7	11.6

Notes:
(1)	Cost:income ratio represents operating expenses expressed as a percentage of total income.
(2)	Return on equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

Operating and financial review continued

Summary consolidated income statement for the year ended 31 December 2005

	2005 £m		2004 £m

Net interest income	9,918		9,071

Fees and commissions receivable	6,750		6,473
Fees and commissions payable	(1,841)		(1,926)
Other non-interest income	5,296		4,126
Insurance premium income	6,076		6,146
Reinsurers’ share	(297)		(499)

Non-interest income	15,984		14,320

Total income	25,902		23,391
Operating expenses	11,946		10,362

Profit before other operating charges	13,956		13,029
Insurance claims	4,413		4,565
Reinsurers’ share	(100)		(305)

Operating profit before impairment losses	9,643		8,769
Impairment losses	1,707		1,485

Profit before tax	7,936		7,284
Tax on profit	2,378		1,995

Profit for the year	5,558		5,289
Minority interests	57		177
Preference dividends	109		256

Profit attributable to ordinary shareholders	5,392		4,856

Basic earnings per ordinary share	169.4	p	157.4	p

2005 compared with 2004

Profit

The implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 affected the timing of recognition of income and costs, classification of debt and equity, impairment provisions and accounting for insurance contracts in 2005.

Profit before tax was up 9%, from £7,284 million to £7,936 million. Strong underlying organic income growth in all divisions and a full year’s contribution from acquisitions made during 2004 were partially offset by the adverse impact on income of implementing IAS 32, IAS 39 and IFRS 4 on 1 January 2005.

Total income

Total income was up 11% or £2,511 million to £25,902 million. This reflected growth in all divisions particularly Global Banking & Markets, UK Corporate Banking, Citizens and Ulster Bank and also included gain of £333 million on sale of strategic investments. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 was to reduce total income. Under IFRS, certain lending fees are deferred over the life of the financial asset and interest is recognised on a constant yield basis. The implementation of IAS 32 also resulted in most of the Group’s preference shares and minority interests being reclassified as debt and the interest thereon included in interest payable.

Net interest income increased by 9% to £9,918 million. Average loans and advances to customers and average customer deposits grew by 24% and 17% respectively. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 was to reduce net interest income. Interest income is recognised on a constant yield basis under IFRS; under UK GAAP interest was recognised on an accrual basis. Interest payable also increased due to the reclassification of the Group’s preference shares and minority interests.

Non-interest income increased by 12% to £15,984 million with good growth in banking fee income, financial markets income and insurance premium income. Non-interest income represents 62% of total income. The effect of implementing the requirements of IAS 39 and IFRS 4 on 1 January 2005 was to reduce non-interest income, principally due to the deferral of certain lending fees.

Operating expenses

Operating expenses rose by 15% to £11,946 million, partly due to the implementation of IAS 39 and IFRS 4 on 1 January 2005. Operating expenses included loss on sale of subsidiaries of £93 million.

Integration

Integration costs were £458 million compared with £520 million in 2004. Included are software costs relating to the integration of NatWest which were written-off as incurred under UK GAAP but on transition to IFRS were capitalised and amortised. All such software is now fully amortised. The balance principally relates to the integration of Churchill, First Active and Citizens’ acquisitions, including Charter One which was acquired in August 2004.

Cost:income ratio

The Group’s cost:income ratio in 2005 was 46.1% (2004 – 44.3%), reflecting the impact on income in 2005 of IAS 32, IAS 39 and IFRS 4 and the first full year of acquisitions, particularly Charter One.

Net insurance claims

Bancassurance and general insurance claims after reinsurance, which under IFRS include maturities and surrenders, increased by 1% to £4,313 million.

Impairment losses

Impairment losses were £1,707 million compared with £1,485 million in 2004. Overall credit quality remained strong in 2005, with improvements in Global Banking & Markets and UK Corporate Banking partly offsetting

Operating and financial review continued

higher impairment losses in Retail Markets. The effect of implementing the requirements of IAS 39 on 1 January 2005 was to increase loan impairment losses.

Risk elements in lending and potential problem loans represented 1.60% of gross loans and advances to customers excluding reverse repos at 31 December 2005 (31 December 2004 – 1.92%).

Provision coverage of risk elements in lending and potential problem loans was 65% compared with 72% at 31 December 2004. This reflects amounts written-off and the changing mix from unsecured to secured exposures.

Earnings and dividends

Basic earnings per ordinary share increased by 8% from 157.4p to 169.4p.

A final dividend of 53.1p per ordinary share, up 29% is recommended, giving a total dividend for the year of 72.5p, an increase of 25%. If approved, the final dividend will be paid on 9 June 2006 to shareholders registered on 10 March 2006.

Balance sheet

Total assets of £776.8 billion at 31 December 2005 were up £188.7 billion, 32%, compared with 31 December 2004, with £108.4 billion of this increase arising from the implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005, and the balance reflecting business growth.

Loans and advances to customers were up £70.0 billion, 20%, at £417.2 billion of which £33.9 billion resulted from the implementation of IAS 32 and IAS 39, mainly as a result of the grossing up of previously netted customer balances. Excluding this and a decrease in reverse repos, down 24%, £15.7 billion to £48.9 billion, customer lending was up £51.8 billion, 16%, reflecting organic growth across all divisions.

Customer accounts were up £59.5 billion, 21% at £342.9 billion with £31.7 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Excluding this and repos, which decreased £5.7 billion, 11% to £48.8 billion, deposits rose by £33.5 billion, 13%, to £294.1 billion with good growth in all divisions.

Capital ratios at 31 December 2005 were 7.6% (Tier 1) and 11.7% (Total).

Profitability

The after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders and average ordinary equity was 17.5%.

Analysis of results

Net interest income

	2005 £m	2004 £m

Interest receivable	21,331	16,632
Interest payable	(11,413)	(7,561)

Net interest income	9,918	9,071

	%	%

Gross yield on interest-earning assets of the banking business	5.59	5.21
Cost of interest-bearing liabilities of the banking business	(3.36)	(2.70)

Interest spread of the banking business	2.23	2.51
Benefit from interest-free funds	0.37	0.33

Net interest margin of the banking business	2.60	2.84

Yields, spreads and margins of the banking business	%	%

Gross yield (1)
Group	5.59	5.21
UK	6.06	5.58
Overseas	4.74	4.38
Interest spread (2)
Group	2.23	2.51
UK	2.45	2.56
Overseas	1.87	2.48
Net interest margin (3)
Group	2.60	2.84
UK	2.75	2.85
Overseas	2.32	2.83

The Royal Bank of Scotland plc base rate (average)	4.65	4.38
London inter-bank three month offered rates (average):
Sterling	4.76	4.64
Eurodollar	3.56	1.62
Euro	2.18	2.11

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2005 compared with 2004

The net interest margin at 2.60% was down 24 basis points from 2.84% in 2004. The major contributors to the decline were product mix changes, driven by organic growth in lower margin mortgage lending and large corporate loans, and in rental assets as well as a change in deposit mix. The flattening of the US dollar yield curve also contributed to the reduction: the remainder was due to price re-positioning of some of our products. The implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 adversely impacted the net interest margin.

Operating and financial review continued

Average balance sheet and related interest

		2005			2004

	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %

Assets
Treasury bills and other eligible bills – UK	3,160	138	4.37	835	34	4.07
Treasury bills and other eligible bills – Overseas	55	2	3.64	62	1	1.61
Loans and advances to banks – UK	15,477	649	4.19	13,696	529	3.86
Loans and advances to banks – Overseas	9,422	259	2.75	9,189	264	2.87
Loans and advances to customers – UK	212,156	13,453	6.34	186,117	11,116	5.97
Loans and advances to customers – Overseas	104,579	5,206	4.98	69,118	3,201	4.63
Debt securities – UK	14,731	630	4.28	21,859	726	3.32
Debt securities – Overseas	22,299	994	4.46	18,132	761	4.20

Total interest-earning assets – banking business	381,879	21,331	5.59	319,008	16,632	5.21

Total interest-earning assets – trading business (2)	172,990			133,353

Total interest-earning assets	554,869			452,361
Non-interest-earning assets	182,179			70,446

Total assets	737,048			522,807

Percentage of assets applicable to overseas operations	35.3%			32.9%

Liabilities and shareholders’ equity

Deposits by banks – UK	34,742	1,192	3.43	35,059	1,073	3.06
Deposits by banks – Overseas	27,383	891	3.25	16,425	398	2.42
Customer accounts: demand deposits – UK	73,653	2,057	2.79	67,519	1,568	2.32
Customer accounts: demand deposits – Overseas	13,823	299	2.16	11,580	147	1.27
Customer accounts: savings deposits – UK	26,727	778	2.91	23,149	625	2.70
Customer accounts: savings deposits – Overseas	21,700	381	1.76	18,349	252	1.37
Customer accounts: other time deposits – UK	60,350	2,325	3.85	51,591	1,699	3.29
Customer accounts: other time deposits – Overseas	32,024	979	3.06	20,725	479	2.31
Debt securities in issue – UK	42,745	1,771	4.14	41,058	1,351	3.29
– Overseas	19,621	633	3.23	12,320	229	1.86
Subordinated liabilities – UK	23,948	1,117	4.66	17,959	665	3.70
– Overseas	2,642	154	5.83	235	15	6.38
Internal funding of trading business – UK	(37,628)	(1,125)	2.99	(35,317)	(920)	2.60
Internal funding of trading business – Overseas	(2,186)	(39)	1.78	(758)	(20)	2.64

Total interest-bearing liabilities – banking business	339,544	11,413	3.36	279,894	7,561	2.70

liabilities – trading business (2)	172,744			131,743

Total interest-bearing liabilities	512,288			411,637
Non-interest-bearing liabilities
Demand deposits – UK	17,484			17,157
Demand deposits – Overseas	11,181			9,101
Other liabilities	163,147			53,827
Shareholders’ equity	32,948			31,085

Total liabilities and shareholders’ equity	737,048			522,807

Percentage of liabilities applicable to overseas operations	33.5%			30.5%

Notes:
(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Interest-earning assets and interest-bearing liabilities include the Retail bancassurance long-term assets and liabilities attributable to policyholders.
(4)	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss. Interest-earning assets and interest-bearing liabilities do not include the related balances.

Operating and financial review continued

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2005 over 2004

	Increase/(decrease) due to changes in:
	Average volume £m	Average rate £m	Net change £m

Interest- earning assets
Treasury bills and other eligible bills
UK	101	3	104
Overseas	-	1	1
Loans and advances to banks
UK	72	48	120
Overseas	6	(11)	(5)
Loans and advances to customers
UK	1,620	717	2,337
Overseas	1,748	257	2,005
Debt securities
UK	(273)	177	(96)
Overseas	184	49	233

Total interest receivable of the banking business
UK	1,520	945	2,465
Overseas	1,938	296	2,234

	3,458	1,241	4,699

Interest-bearing liabilities
Deposits by banks
UK	10	(129)	(119)
Overseas	(326)	(167)	(493)
Customer accounts: demand deposits
UK	(151)	(338)	(489)
Overseas	(33)	(119)	(152)
Customer accounts: savings deposits
UK	(102)	(51)	(153)
Overseas	(50)	(79)	(129)
Customer accounts: other time deposits
UK	(313)	(313)	(626)
Overseas	(313)	(187)	(500)
Debt securities in issue
UK	(58)	(362)	(420)
Overseas	(180)	(224)	(404)
Subordinated liabilities
UK	(254)	(198)	(452)
Overseas	(140)	1	(139)
Internal funding of trading business
UK	62	143	205
Overseas	27	(8)	19

Total interest payable of the banking business
UK	(806)	(1,248)	(2,054)
Overseas	(1,015)	(783)	(1,798)

	(1,821)	(2,031)	(3,852)

Movement in net interest income
UK	714	(303)	411
Overseas	923	(487)	436

	1,637	(790)	847

Operating and financial review continued

Analysis of results

Net interest income

As discussed on page 2, the Group implemented IFRS with effect from 1 January 2004. The average balance sheet and related data presented for 2003 on pages 14 to 16 are based on UK GAAP and therefore not directly comparable with the average balance sheet and related data for 2004 or 2005, each of which is based on IFRS. For a more complete discussion of the Group’s adoption of IFRS, see ’Accounting Policies–Adoption of International Financial Reporting Standards’ on page 88.

2003 - UK GAAP £m

Interest receivable	13,998
Interest payable	(5,697)

Net interest income	8,301

%

Gross yield on interest-earning assets of the banking business	5.00
Cost of interest-bearing liabilities of the banking business	(2.32)

Interest spread of the banking business	2.68
Benefit from interest-free funds	0.29

Net interest margin of the banking business	2.97

Yields, spreads and margins of the banking business	%

Gross yield (1)
Group	5.00
UK	5.20
Overseas	4.44
Interest spread (2)
Group	2.68
UK	2.68
Overseas	2.71
Net interest margin (3)
Group	2.97
UK	2.95
Overseas	3.02

The Royal Bank of Scotland plc base rate (average)	3.69
London inter-bank three month offered rates (average):
Sterling	3.74
Eurodollar	1.22
Euro	2.33

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheet and related interest

	2003 - UK GAAP

	Average balance £m	Interest £m	Rate %

Assets
Treasury bills and other eligible bills – UK	1,378	48	3.48
– Overseas	64	1	1.56
Loans and advances to banks – UK	13,724	459	3.34
– Overseas	9,559	212	2.22
Loans and advances to customers – UK	168,390	9,519	5.65
– Overseas	44,862	2,240	4.99
Debt securities – UK	23,810	754	3.17
– Overseas	17,927	765	4.27

Total interest-earning assets – banking business	279,714	13,998	5.00

– trading business (2)	96,648

Total interest-earning assets	376,362
Non-interest-earning assets	66,060

Total assets	442,422

Percentage of assets applicable to overseas operations	32.4%

Liabilities and shareholders’ equity

Deposits by banks – UK	28,220	703	2.49
– Overseas	9,565	218	2.28
Customer accounts: demand deposits – UK	64,469	1,028	1.59
– Overseas	9,166	70	0.76
Customer accounts: savings deposits – UK	18,653	503	2.70
– Overseas	16,310	260	1.59
Customer accounts: other time deposits – UK	49,880	1,478	2.96
– Overseas	16,642	374	2.25
Debt securities in issue – UK	29,977	914	3.05
– Overseas	9,630	119	1.24
Subordinated liabilities – UK	15,342	534	3.48
– Overseas	154	16	10.39
Internal funding of trading business – UK	(21,258)	(497)	2.34
– Overseas	(1,651)	(23)	1.39

Total interest-bearing liabilities – banking business	245,099	5,697	2.32

Total interest-bearing liabilities – trading business (2)	93,466

Total interest-bearing liabilities	338,565
Non-interest-bearing liabilities
Demand deposits – UK	17,589
– Overseas	7,330
Other liabilities	52,810
Shareholders’ funds	26,128

Total liabilities and shareholders’ equity	442,422

Percentage of liabilities applicable to overseas operations	30.6%

Notes:

(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Operating and financial review continued

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2004 over 2003

	Increase/(decrease) due to changes in:
	Average volume £m	Average rate £m	Net change £m

Interest- earning assets
Treasury bills and other eligible bills
UK	(21)	7	(14)
Overseas	-	-	-
Loans and advances to banks
UK	(1)	71	70
Overseas	(8)	60	52
Loans and advances to customers
UK	1,038	559	1,597
Overseas	1,133	(172)	961
Debt securities
UK	(63)	35	(28)
Overseas	9	(13)	(4)

Total interest receivable of the banking business
UK	953	672	1,625
Overseas	1,134	(125)	1,009

	2,087	547	2,634

Interest-bearing liabilities
Deposits by banks
UK	(190)	(180)	(370)
Overseas	(166)	(14)	(180)
Customer accounts: demand deposits
UK	(50)	(490)	(540)
Overseas	(22)	(55)	(77)
Customer accounts: savings deposits
UK	(122)	-	(122)
Overseas	(30)	38	8
Customer accounts: other time deposits
UK	(52)	(169)	(221)
Overseas	(95)	(10)	(105)
Debt securities in issue
UK	(360)	(77)	(437)
Overseas	(39)	(71)	(110)
Subordinated liabilities
UK	(96)	(35)	(131)
Overseas	(7)	8	1
Internal funding of trading business
UK	362	61	423
Overseas	(17)	14	(3)

Total interest payable of the banking business
UK	(508)	(890)	(1,398)
Overseas	(376)	(90)	(466)

	(884)	(980)	(1,864)

Movement in net interest income
UK	445	(218)	227
Overseas	758	(215)	543

	1,203	(433)	770

Non-interest income

	2005 £m	2004 £m

Fees and commissions receivable	6,750	6,473
Fees and commissions payable	(1,841)	(1,926)
Income from trading activities	2,343	1,988
Other operating income	2,953	2,138

	10,205	8,673

Insurance premium income	6,076	6,146
Reinsurers’ share	(297)	(499)

	5,779	5,647

	15,984	14,320

2005 compared with 2004

Non-interest income increased by £1,664 million, 12% to £15,984 million reflecting strong performances in Global Banking & Markets, UK Corporate Banking and Citizens, and good growth in banking fee income, financial markets income and insurance premium income. The effect of implementing IAS 39 and IFRS 4 on 1 January 2005 was to reduce non-interest income.

Within non-interest income, fees and commissions receivable increased by 4% or £277 million, to £6,750 million, while fees and commissions payable decreased by £85 million to £1,841 million. Under IFRS, certain lending fees are deferred over the life of the financial asset.

Income from trading activities, which primarily arises from providing customers with debt and risk management products in interest rate, currency and credit, was up £355 million, 18%. The increase on 2004 reflected higher customer volumes.

Other operating income increased by 38%, £815 million to £2,953 million. This was principally due to higher income from rental assets, increased bancassurance income, realised investment securities gains and the gain on sale of strategic investments.

General insurance premium income, after reinsurance, rose by 2%, or £132 million to £5,779 million reflecting volume growth in motor and home insurance products.

Operating and financial review continued

Operating expenses

	2005 £m	2004 £m

Administrative expenses:
Staff costs	5,992	5,188
Premises and equipment	1,313	1,177
Other administrative expenses	2,816	2,323

Total administrative expenses	10,121	8,688
Depreciation and amortisation	1,825	1,674

	11,946	10,362

2005 compared with 2004

Operating expenses rose by 15% to £11,946 million to support growth in business volumes and included the loss on sale of subsidiaries.

Staff costs were up £804 million, 15% to £5,922 million reflecting business growth. The number of staff increased by 400 to 137,000.

Premises and equipment expenses increased by £136 million, 12% to £1,313 million reflecting our programme of investment both in the branch networks and in our major operational centres.

Other administrative expenses, up 21%, £493 million reflected business volume growth and ongoing expenditure on regulatory projects.

The Group’s ratio of operating expenses to total income was 46.1% compared with 44.3% in 2004, partly due to the full year effect of acquisitions and the impact of implementing IAS 32, IAS 39 and IFRS 4 on 1 January 2005.

Integration costs

	2005 £m	2004 £m

Staff costs	148	83
Premises and equipment	39	35
Other administrative expenses	131	149
Depreciation and amortisation	140	253

	458	520

Integration costs were £458 million compared with £520 million in 2004 comprising amortisation of internally developed software and other expenditure. Software costs were previously written off as incurred under UK GAAP but under IFRS are now amortised over 3-5 years. All software relating to the NatWest integration was fully amortised by the end of 2005. The balance of integration costs principally relates to the integration of Churchill, First Active and Citizens’ acquisitions, including Charter One which was acquired in August 2004.

Accruals in relation to integration costs are set out below.

	At 31 December 2004 £m	Currency translation adjustments £m	Charge to income statement £m	Utilised during the year £m	At 31 December 2005 £m

Staff costs – redundancy	11	1	23	(18)	17
Staff costs – other	29	1	125	(140)	15
Premises and equipment	13	2	39	(40)	14
Other	44	2	271	(291)	26

	97	6	458	(489)	72

Operating and financial review continued

Impairment losses

IAS 39 impacted the way in which loan impairment losses are calculated and was implemented on 1 January 2005 without restatement of comparatives. Consequently, the data in the following tables for 2005 and 2004 are not directly comparable.

	2005 £m	2004 £m

New impairment losses	1,879	1,629
less: recoveries of amounts previously written-off	(172)	(144)

Charge to income statement	1,707	1,485

Comprising:
Loan impairment losses	1,703	1,402
Other impairment losses	4	83

Charge to income statement	1,707	1,485

2005 compared with 2004

Impairment losses were £1,707 million compared with £1,485 million in 2004 with higher provisions in Retail Markets partly offset by improvements in Global Banking & Markets and UK Corporate Banking. Following the implementation of IAS 39 on 1 January 2005, loan impairment losses are based on the discounted value of expected recoveries. As a result, provisions are higher initially but the difference between the discounted and undiscounted amounts emerges as interest income over the recovery period.

New impairment losses were up 15%, £250 million to £1,879 million. Recoveries of amounts previously written off were up £28 million, 19% to £172 million. Consequently the net charge to the income statement was up £222 million, 15% to £1,707 million.

Total balance sheet provisions for impairment amounted to £3,887 million compared with £4,174 million at 31 December 2004. Total provision coverage (the ratio of total balance sheet provisions for impairment to total risk elements in lending) decreased from 76% to 65%.

The ratio of total balance sheet provisions for impairment to total risk elements in lending and potential problem loans decreased to 65% compared with 72% at 31 December 2004. This reflects amounts written-off and the changing mix from unsecured to secured exposure.

Other impairment losses were £4 million compared with £83 million in 2004.

Taxation

	2005 £m	2004 £m

Tax	2,378	1,995

	%	%

UK corporation tax rate	30.0	30.0
Effective tax rate	30.0	27.4

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2005 £m	2004 £m

Expected tax charge	2,381	2,185
Interest on subordinated debt not allowable for tax	79	—
Non-deductible items	230	110
Non-taxable items	(166)	(128)
Taxable foreign exchange movements	(10)	(10)
Foreign profits taxed at other rates	77	49
Unutilised losses – brought forward and carried forward	(5)	6
Adjustments in respect of prior periods	(208)	(217)

Actual tax charge	2,378	1,995

Divisional performance

The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries and, where appropriate, before allocation of manufacturing costs (“Contribution”) and after allocation of manufacturing costs (“Operating profit before tax”) are shown below. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. The results below include an allocation of Manufacturing costs to the customer-facing divisions on a basis management considers to be reasonable.

		2005			2004

	Contribution £m	Allocation of Manufacturing costs £m	Operating profit before tax £m	Contribution £m	Allocation of Manufacturing costs £m	Operating profit before tax £m
Global Banking & Markets	3,171	(138)	3,033	2,378	(128)	2,250
UK Corporate Banking	2,047	(414)	1,633	1,848	(383)	1,465
Retail Markets
- Retail Banking	2,945	(1,241)	1,704	3,151	(1,147)	2,004
- Direct Channels	791	(276)	515	894	(255)	639
- Wealth Management	410	(138)	272	359	(128)	231
Total Retail Markets	4,146	(1,655)	2,491	4,404	(1,530)	2,874
Ulster Bank	530	(207)	323	452	(192)	260
Citizens	1,575	-	1,575	1,071	-	1,071
RBS Insurance	926	(207)	719	863	(192)	671
Manufacturing	(2,758)	2,758	-	(2,552)	2,552	-
Central items	(1,386)	(137)	(1,523)	(615)	(127)	(742)

Profit before amortisation of purchased
intangible assets, integration costs and
net gain on sale of strategic investments
and subsidiaries	8,251	-	8,251	7,849	-	7,849
Amortisation of purchased intangible
assets	(97)	-	(97)	(45)	-	(45)
Integration costs	(458)	-	(458)	(520)	-	(520)
Net gain on sale of strategic investments
and subsidiaries	240	-	240	-	-	-

Operating profit before tax	7,936	-	7,936	7,284	-	7,284

The performance of each of the divisions is reviewed on pages 23 to 33.

[Page intentionally left blank.]

Global Banking & Markets

	2005	2004
	£m	£m

Net interest income from banking activities	1,552	1,269
Funding costs of rental assets	(452)	(370)

Net interest income	1,100	899

Net fees and commissions receivable	669	674
Income from trading activities	2,061	1,766
Income on rental assets	1,074	924
Other operating income	678	350

Non-interest income	4,482	3,714

Total income	5,582	4,613

Direct expenses
- staff costs	1,517	1,246
- other	357	318
- operating lease depreciation	398	360

	2,272	1,924

Contribution before impairment losses	3,310	2,689
Impairment losses	139	311

Contribution	3,171	2,378
Allocation of Manufacturing costs	138	128

Operating profit before tax	3,033	2,250

	31 December	1 January
	2005	2005
	£bn	£bn

Total assets*	330.9	291.3
Loans and advances to customers - gross*
Banking book	82.0	70.5
Trading book	11.8	10.1
Rental assets	11.9	10.3
Customer deposits*	44.7	45.3
Weighted risk assets	120.0	104.9

* excluding repos and reverse repos

An excellent performance from our Global Banking & Markets customer segment in 2005 shows the fruits of the global platform we have built over the last five years, with good growth in all major geographies and across-the-board success in income generation from our core banking, structured finance and financial markets activities.

Total income increased by 21% to £5,582 million, with contribution up 33% to £3,171 million, benefiting from cost discipline and continuing benign credit conditions. Operating profit before tax rose by 35% to £3,033 million.

Debt underwriting volumes remained strong throughout the course of the year, reflecting our involvement in many of the largest financings in the UK and Europe for both large corporates and private equity sponsors. We were the fourth most active bank worldwide in arranging and underwriting bank lending in 2005. A strong distribution performance brought weighted risk assets to £120 billion at year-end, up 14% over the year and back to a more consistent trend level than the amount at 30 June 2005.

Non-interest income grew by 21% to £4,482 million and now accounts for 80% of Global Banking & Markets revenues.

We recorded good growth in fees earned from customer services in risk management, financial structuring and debt-raising. A strong performance from RBS Greenwich Capital, which has been brought together with other Global Banking & Markets activities in North America, contributed to steady growth in income from trading activities. Customer volumes were higher across all products and particularly good in our credit markets businesses. Average trading Value at Risk was held steady at a very conservative level, £12 million.

Our continuing success in aircraft, train, ship and hotel leasing delivered good growth in net income from rental assets. Our operating income grew strongly, with our structured finance investment portfolio producing good realised gains, notably in the second half of the year.

Growth in direct expenses was 18%, reflecting variable performance-related costs.

Operating and financial review continued

UK Corporate Banking

	2005	2004
	£m	£m

Net interest income	1,926	1,661
Non-interest income	1,308	1,377

Total income	3,234	3,038

Direct expenses
- staff costs	489	460
- other	167	140
- operating lease depreciation	335	320

	991	920

Contribution before impairment losses	2,243	2,118
Impairment losses	196	270

Contribution	2,047	1,848
Allocation of Manufacturing costs	414	383

Operating profit before tax	1,633	1,465

	31 December	1 January
	2005	2005
	£bn	£bn

Total assets*	78.3	68.1
Loans and advances to customers - gross*	76.7	66.4
Customer deposits*	66.4	55.4
Weighted risk assets	82.6	73.5

*excluding repos and reverse repos

UK Corporate Banking generated good results in 2005, building on the strength of its UK franchise. We maintained our market-leading positions in corporate and commercial banking, asset finance and invoice finance. Total income by 6% to £3,234 million, whilst contribution rose by 11% to £2,047 million. Operating profit before tax rose by 11% to £1,633 million.

Net interest income increased 16% to £1,926 million as a result of strong growth in average lending and in average customer deposits.

Non-interest income declined by 5% to £1,308 million, reflecting the effect of IAS 39 on recognition of fee income being partially offset by our continued success in cross-selling our full range of products and services to customers. Our business has benefited from the co-location of our asset finance and invoice finance managers with our corporate and commercial banking operations.

Direct expense growth was 8% which included a further investment in customer-facing staff.

Impairment losses were 27% lower than in 2004 at £196 million, reflecting a further improvement in our credit metrics.

Retail Markets

	2005	2004
	£m	£m

Net interest income	4,510	4,261
Non-interest income	3,714	3,869

Total income	8,224	8,130

Direct expenses
- staff costs	1,566	1,459
- other	841	845

	2,407	2,304

Insurance net claims	486	702

Contribution before impairment losses	5,331	5,124
Impairment losses	1,185	720

Contribution	4,146	4,404
Allocation of Manufacturing costs	1,655	1,530

Operating profit before tax	2,491	2,874

	31 December	1 January
	2005	2005
	£bn	£bn

Total banking assets	114.4	104.9
Loans and advances to customers
- mortgages	64.6	56.9
- personal	21.5	20.2
- cards	9.6	9.4
- business	16.7	15.9
Customer deposits	105.3	97.0
Investment management assets – excluding deposits	31.4	26.6
Weighted risk assets	80.6	76.5

Total income increased by 1% to £8,224 million and contribution decreased by 6% to £4,146 million, with good discipline on costs helping to partially offset increased impairment losses on unsecured lending. Operating profit before tax fell by 13% to £2,491 million.

At the end of 2004 we referred to the changes being seen in the retail markets with the consumer transitioning from an environment which had seen several years of very fast growth in consumer lending to an increased emphasis on savings and investment.

As a consequence, we planned to refocus our strategy to grow our sales of deposit and bancassurance products faster than the market, to exploit our potential for building profitable market share in the mortgage market and to concentrate more on the development of our branch franchise, building on our strong service proposition. During 2005 this transition has gathered momentum and we have achieved good progress in our strategies.

Branch deposit balances outgrew the market and our bancassurance sales accelerated strongly, with annual premium equivalent sales 25% higher than in 2004. Our share of net mortgage lending, assisted by the launch of the First Active brand, reached 8% in 2005. Our credit card business, meanwhile, made excellent headway in marketing through branch channels; we gained 60% more credit card customers in our core NatWest and RBS brands in the second half than in the same period of 2004.

Operating and financial review continued

Retail Banking

	2005	2004
	£m	£m

Net interest income	3,186	3,076
Non-interest income	2,258	2,504

Total income	5,444	5,580

Direct expenses
- staff costs	1,074	981
- other	338	357

	1,412	1,338

Insurance net claims	486	702

Contribution before impairment losses	3,546	3,540
Impairment losses	601	389

Contribution	2,945	3,151
Allocation of Manufacturing costs	1,241	1,147

Operating profit before tax	1,704	2,004

	31 December	1 January
	2005	2005
	£bn	£bn

Total assets	77.1	72.8
Loans and advances to customers - gross
- mortgages	47.3	44.1
- personal	13.7	13.2
- business	16.3	15.3
Customer deposits	77.1	71.9
Weighted risk assets	54.0	51.1

Retail Banking total income for 2005 of £5,444 million and contribution of £2,945 million were adversely affected by the implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005. Operating profit before tax fell by 15% to £1,704 million. Contribution before impairment losses increased to £3,546 million.

Overall customer numbers have increased since December 2004 with personal customers up 274,000 (2%) and registered internet customers up 30%. During 2005 we continued to demonstrate our commitment to customer service, with significant progress in terms of the proportion of our customers who are “extremely’’ satisfied and we are making pleasing progress in the current account switcher market. Among the high street banks, Royal Bank of Scotland ranks first for customer satisfaction with NatWest now in joint second place. NatWest remains the number one bank for students. In 2005, 44% of first year students in England and Wales chose to open new accounts with us compared with 42% in 2004.

Against the backdrop of a slower rate of growth in consumer borrowing, we have delivered robust business growth in average loans and advances, especially mortgage lending with particularly good growth in higher margin products such as the offset mortgage. Average unsecured personal lending, where we took further steps to enhance our focus on high quality new business, was also up. Average customer deposits grew, with particularly good inflows into savings products.

Net interest income was £3,186 million. Net interest margin was lower in 2005 than in 2004 with increased product margins offsetting mix effects. Spreads in mortgages and some savings products improved in the latter part of the year.

Non-interest income fell by 10% to £2,258 million. Growth in income from core personal and small business banking services, and good progress in our private banking and investment businesses were more than offset by the affect of IAS 39 and IFRS 4 on recognition of fee income and bancassurance income.

Direct expense grew by 6%, partly due to investment in future income initiatives in the second half. Staff costs increased by 9% to £1,074 million as a result of continued investment in customer-facing staff with over 500 additional customer advisors in branches, an increase in telephone banking advisors, and continued expansion of our bancassurance and investment businesses. We continue to make efficiency gains in other areas resulting in a decrease in other costs to £338 million.

Net claims in bancassurance, which under IFRS include maturities, surrenders and liabilities to policyholders, were £486 million compared with £702 million in 2004.

Impairment losses increased by 54% or £212 million to £601 million. The increased charge principally reflects the implementation of IAS 39 from 1 January 2005 and the growth in lending over recent years, including 17% growth in 2004. We have taken further steps to refine our credit policy and improved our recoveries process. Mortgage arrears remain very low. The average loan-to-value ratio on new mortgages written in 2005 was 62% and on the stock of mortgages was 46%. Small business credit quality remains stable.

Direct Channels

	2005	2004
	£m	£m

Net interest income	882	782
Non-interest income	1,084	995

Total income	1,966	1,777

Direct expenses
- staff costs	234	216
- other	370	354

	604	570

Contribution before impairment losses	1,362	1,207
Impairment losses	571	313

Contribution	791	894
Allocation of Manufacturing costs	276	255

Operating profit before tax	515	639

	31 December	1 January
	2005	2005
	£bn	£bn

Total assets	27.2	23.0
Loans and advances to customers - gross
- mortgages	13.8	9.4
- cards	9.5	9.3
- other	4.0	3.8
Customer deposits	2.7	2.8
Weighted risk assets	20.5	19.4

Total income rose by 11% to £1,966 million and contribution before impairment losses rose by 13% to £1,362 million, a strong performance in the context of slower growth in demand for unsecured credit. This performance reflected disciplined pricing, tight cost control and stringent credit assessment. Contribution after impairment losses decreased by 12% to £791 million. Operating profit before tax fell by 19% to £515 million.

During the year, the number of customer accounts increased by 734,000, 4%. In the light of changing market conditions we have focused our marketing efforts on existing customers, and this has resulted in very strong growth in our core NatWest and RBS brands. We gained 336,000 credit card accounts in these brands in the second half of 2005, 60% more than in the equivalent period of 2004.

Net interest income increased by 13% to £882 million, reflecting the success of the First Active brand in the UK mortgage market and the maturing of the MINT portfolio. Average loans and advances rose strongly with the fastest growth coming in mortgages. Personal loan growth slowed, reflecting strategic decisions taken over the last 18 months to reposition pricing and tighten lending criteria for personal loans sold directly.

Net interest margin was only slightly lower than in 2004, as wider margins on our cards portfolio balanced the effects of the increasing weight of mortgage assets in our loan book.

Non-interest income was up 9% to £1,084 million, benefiting from higher volumes in both domestic and international card acquiring, strong sales through Tesco Personal Finance, the introduction of balance transfer fees and good growth in Europe.

Direct expenses increased by 6% to £604 million, with stringent cost control across all activities, including reduced marketing costs on personal loans. This was consistent with our more cautious approach to direct lending and with our successful focus on recruitment of customers through branches.

Impairment losses rose by 82% to £571 million, reflecting higher lending volumes, the increase in personal arrears signalled at the end of 2004 and the effect of implementing IAS 39 from 1 January 2005. There are some signs of a stabilisation of credit quality, assisted by the tightening of lending criteria. Mortgage arrears remain very low. The average loan-to-value ratio on new mortgages written in 2005 was 51% and on the stock of mortgages was 44%.

Operating and financial review continued

Wealth Management

	2005	2004
	£m	£m

Net interest income	442	403
Non-interest income	372	370

Total income	814	773

Direct expenses
- staff costs	258	262
- other	133	134

	391	396

Contribution before impairment losses	423	377
Impairment losses	13	18

Contribution	410	359
Allocation of Manufacturing costs	138	128

Operating profit before tax	272	231

	31 December	1 January
	2005	2005
	£bn	£bn

Loans and advances to customers - gross	7.8	7.1
Investment management assets – excluding deposits	25.4	21.6
Customer deposits	25.5	22.3
Weighted risk assets	6.1	6.0

Total income rose by 5% to £814 million, reflecting good growth across all our businesses, and contribution was 14% higher at £410 million. Operating profit before tax rose by 18% to £272 million. Coutts UK and Adam & Co both gained good numbers of customers, with Coutts up 7% and Adam up 11%. 2005 also saw the continuation of rapid growth in Asia, where the number of private bankers increased by 20%, with particular emphasis placed on recruitment for the Chinese and Indian markets.

Net interest income increased by 10% to £442 million. Strong growth in average customer loans and deposits was partially offset by lower net interest margin due to a change in the mix of business.

Non-interest income was steady at £372 million. Average assets under management rose 9% to £23.1 billion as a result of good new business volumes in Coutts UK and the rise in equity markets. Assets under management at the year end were £25.4 billion, an increase of 18%.

Direct expenses decreased by 1% to £391 million, reflecting a continued focus on efficiency. Despite continued investment in growth markets in both the UK and overseas, staff costs were 2% lower than in 2004. Other costs reduced to £133 million.

Impairment losses amounted to £13 million, down £5 million.

Ulster Bank

	2005	2004
	£m	£m

Net interest income	701	550
Non-interest income	157	193

Total income	858	743

Direct expenses
- staff costs	191	172
- other	79	79

	270	251

Contribution before impairment losses	588	492
Impairment losses	58	40

Contribution	530	452
Allocation of Manufacturing costs	207	192

Operating profit before tax	323	260

	31 December	1 January
	2005	2005
	£bn	£bn

Total assets	35.9	28.7
Loans and advances to customers - gross
- mortgages	13.2	10.1
- other	15.0	12.9
Customer deposits	15.9	13.6
Weighted risk assets	22.4	18.6
Average exchange rate - €/£	1.463	1.474
Spot exchange rate - €/£	1.457	1.418

Total income increased by 15% to £858 million, with contribution up 17% to £530 million, as Ulster Bank achieved another year of strong growth, with excellent customer recruitment, robust lending volumes and very good growth in deposits. First Active continues to perform well and in line with our integration plan. It led the Republic of Ireland market with the introduction of new mortgage products, as well as launching new credit card and direct loan products. Operating profit before tax rose by 24% to £323 million.

The number of personal and business customers increased by 68,000 in the year. Ulster Bank personal customer numbers rose by 9% in the Republic of Ireland, where our switcher mortgage product has helped us to gain market share. In Northern Ireland, Ulster Bank significantly enhanced its personal current account offering in the fourth quarter to provide free banking to all customers.

Net interest income rose by 27% to £701 million. Average loans and advances and average customer deposits both grew strongly. However, the continuing strong growth in mortgages and business loans led to a decline in net interest margin.

Direct expenses increased by 8% to £270 million, as a result of investment to support the growth of the business. This investment will continue into 2006. We have continued with our branch improvement programme, upgrading 50 branches in the Republic of Ireland and 39 in Northern Ireland.

Impairment losses increased by £18 million to £58 million, reflecting the growth in lending.

Operating and financial review continued

Citizens

	2005	2004
	£m	£m

Net interest income	2,122	1,609
Non-interest income	1,142	659

Total income	3,264	2,268

Direct expenses
- staff costs	819	580
- other	739	500

	1,558	1,080

Contribution before impairment losses	1,706	1,188
Impairment losses	131	117

Contribution	1,575	1,071

	31 December	1 January
	2005	2005
	US$bn	US$bn

Total assets	158.8	141.7
Loans and advances to customers - gross	104.6	91.7
Customer deposits	106.3	99.2
Weighted risk assets	106.4	93.5
Average exchange rate - US$/£	1.820	1.832
Spot exchange rate - US$/£	1.721	1.935

Citizens performed well in 2005, delivering a strong underlying performance in challenging market conditions both from the old Citizens franchise and from Charter One. Total income, in US dollars, rose by 43% to $5,940 million and contribution by 46% to $2,867 million, including a full year’s contribution from Charter One. Excluding Charter One and other acquisitions, income rose by 7% and contribution by 10%, despite the impact of the flattening of the yield curve, which reduced net interest margin and the rate of growth in net interest income.

We have grown our customer numbers in both personal and business segments, with Charter One increasing its small business and corporate customer base by 10%. Cooperation between Citizens and RBS Global Banking & Markets and UK Corporate Banking is yielding good results. Citizens’ new international cash management service has already won nearly 300 new accounts with existing RBS customers, bringing in more than $80 million of new core deposits.

Our cards businesses, which are only active in the prime and superprime segments, have made good progress. Credit card balances increased by 19% to $2.5 billion, as RBS National launched into a number of new channels such as Charter One branches. RBS Lynk, our merchant acquiring business, increased its customer base by 24%.

The integration of Charter One progressed well and all phases of the IT conversion were completed in July 2005, five months ahead of schedule. This involved the conversion to Citizens’ systems of over 750 branches and three million customer accounts spread over a wide geography. Despite the focus on the integration process, Charter One achieved good growth in business volumes, with loans and advances up 18% over the course of the year and customers deposits up 10%.

Net interest income increased by 31% to $3,861 million. This reflected strong growth in both lending and deposits. Excluding acquisitions, average lending increased by 13% or $6.7 billion, with robust growth in secured consumer lending, and average customer deposits by 9% or $5.7 billion. However, as a consequence of the flattening yield curve, net interest income excluding acquisitions was only 4% higher at $2,534 million.

Non-interest income was up 72% to $2,079 million. Excluding acquisitions, non-interest income grew by 15% to $1,004 million, benefiting from higher fee income, increased student loan and leasing activities, and investment gains.

Direct expenses were up 43% to $2,834 million. Expense growth, excluding acquisitions, was contained to 6%.

Impairment losses, including acquisitions, were up $25 million to $239 million. Credit quality overall remained stable. More than 90% of our personal sector lending is secured, and as a result there was minimal impact from the change in US bankruptcy laws in 2005.

RBS Insurance

	2005	2004
	£m	£m

Earned premiums	5,641	5,507
Reinsurers’ share	(246)	(454)

Insurance premium income	5,395	5,053
Net fees and commissions	(449)	(481)
Other income	543	467

Total income	5,489	5,039

Direct expenses
- staff costs	323	304
- other	413	314

	736	618

Gross claims	3,903	3,826
Reinsurers’ share	(76)	(268)

Net claims	3,827	3,558

Contribution	926	863
Allocation of Manufacturing costs	207	192

Operating profit before tax	719	671

	31 December	1 January
	2005	2005

In-force policies (000s)
- Motor: UK	8,687	8,338
- Motor: Continental Europe	1,862	1,639
- Non-motor (including home, rescue, pet, HR24): UK	11,110	10,464
General insurance reserves – total (£m)	7,776	7,379

RBS Insurance produced a good performance in 2005, with total income increasing by 9% to £5,489 million and contribution by 7% to £926 million. Operating profit before tax rose by 7% to £719 million. The integration of Churchill was completed in September 2005, ahead of plan, and Churchill delivered greater transaction benefits than anticipated at the time of the acquisition. Following the integration of Churchill, all our direct general insurance businesses in the UK now operate on a common platform.

RBS Insurance achieved 4% growth in UK motor policies in force. In achieving this against a background of very strong competition in UK motor insurance, we benefited from the strength of our brands and the diversity of our distribution channels. Growth came through our direct brands, through our partnership business, where we operate insurance schemes on behalf of third parties who in turn sell insurance products to their customers, and through NIG, our intermediary business acquired as part of Churchill. Our businesses in Spain, Germany and Italy together delivered 14% growth in motor policies in force. Linea Directa, our joint venture with Bankinter, increased its customer base by 17% and, with more than 1 million policies, is the largest direct motor insurer and sixth largest motor insurer in Spain.

Total home insurance policies declined by 1%. Within this total, we continued to expand through our direct brands but there was attrition of some partner-branded books.

In addition to expanding its intermediary business in motor and home insurance, NIG achieved 10% growth in commercial policies sold to SMEs.

Direct expenses rose by 19%. Excluding the impact of a change in reinsurance arrangements, total income rose by 6% and expenses by 9%. Net insurance claims on the same basis were up by 5%, reflecting increased volumes, claims inflation in motor and an increase in home claims following severe storms in the UK in January 2005.

The UK combined operating ratio for 2005 was 93.6%.

Operating and financial review continued

Manufacturing
	2005	2004
	£m	£m

Staff costs	722	753
Other costs	2,036	1,799

Total Manufacturing costs	2,758	2,552
Allocated to divisions	(2,758)	(2,552)

	-	-

Analysis:
Group Technology	951	860
Group Purchasing and Property Operations	843	733
Customer Support and other operations	964	959

	2,758	2,552

Manufacturing’s costs increased by 8% to £2,758 million. Excluding software amortisation, costs rose by 4%. Costs relating to internal software development, which under UK GAAP were written off as incurred, are now under IFRS capitalised and amortised.

Group Technology costs increased by 11% to £951 million. Excluding software amortisation, costs were up 2%, with support for increased business volumes offset by efficiency improvements. The Group Efficiency Programme was substantially completed during the year, with major implementations such as a new system for handling customer queries and a new customer account-opening platform. The Churchill systems integration was completed in September 2005.

Group Purchasing and Property Operations costs increased by 15% to £843 million. We improved the efficiency of our property utilisation in 2005 while continuing our programme of investment both in the branch networks and in our major operational centres, including Birmingham, Manchester and our new headquarters in Edinburgh.

Customer Support and other operations costs were stable despite a much greater increase in the business volumes supported. Cash withdrawals from ATMs, for example, rose by 13%, while we handled 10% more mortgage applications and 7% more personal loan volumes. These increases were absorbed by improved efficiency through the delivery of new systems and ways of working.

Central items

	2005	2004
	£m	£m

Funding costs	823	267
Departmental and corporate costs	563	348

	1,386	615
Allocation of Manufacturing costs	137	127

Total central items	1,523	742

Total central items increased by £771 million to £1,386 million, before allocation of Manufacturing costs and by £781 million to £1,523 million after allocation of Manufacturing costs.

Funding costs at £823 million, were up £556 million largely because of the full year funding cost of the acquisition of Charter One in August 2004 and the effect of implementing IAS 32 (reclassification of funding costs on preference shares and trust preferred securities from dividends payable and minority interests respectively to interest payable). The Group’s primary objective is to hedge its economic risks. So as not to distort divisional results, volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function. This resulted in a charge of £45 million, in addition to a charge for £14 million for hedge ineffectiveness under IFRS.

Central departmental costs and other corporate items at £563 million were £215 million higher than 2004. This was principally due to higher pension costs and the centralisation of certain functions, and includes ongoing expenditure on regulatory projects such as Basel II and Sarbanes-Oxley Section 404.

Employee numbers at 31 December	2005	2004

Global Banking & Markets	7,400	8,900
UK Corporate Banking	8,400	7,900
Retail Banking	33,500	32,200
Direct Channels	6,900	7,000
Wealth Management	4,200	4,100
Ulster Bank	4,400	4,100
Citizens	24,400	24,000
RBS Insurance	19,400	19,500
Manufacturing	26,000	26,900
Centre	2,400	2,000

	137,000	136,600

2005 compared with 2004

The number of employees increased by 400 to 137,000 with increases in Retail Banking, Citizens and Ulster Bank partially offset by a reduction in Global Banking & Markets and UK Corporate Banking.

Operating and financial review continued

Consolidated balance sheet at 31 December 2005

	31 December 2005 £m	1 January 2005 £m	31 December 2004 £m

Assets
Cash and balances at central banks	4,759	4,293	4,293
Treasury bills and other eligible bills	5,538	6,109	6,110
Loans and advances to banks	70,587	65,691	61,073
Loans and advances to customers	417,226	381,162	347,251
Debt securities	120,965	93,915	93,908
Equity shares	9,301	5,231	4,723
Intangible assets	19,932	19,242	19,242
Property, plant and equipment	18,053	16,425	16,428
Settlement balances	6,005	5,682	5,682
Derivatives at fair value	95,663	89,905	17,800
Prepayments, accrued income and other assets	8,798	8,855	11,612

Total assets	776,827	696,510	588,122

Liabilities
Deposits by banks	110,407	106,026	99,883
Customer accounts	342,867	315,046	283,315
Debt securities in issue	90,420	66,245	63,999
Settlement balances and short positions	43,988	33,339	32,990
Derivatives at fair value	96,438	91,277	18,876
Accruals, deferred income and other liabilities	14,247	14,720	17,648
Retirement benefit liabilities	3,735	2,940	2,940
Deferred taxation liabilities	1,695	1,826	2,061
Insurance liabilities	7,212	6,592	8,647
Subordinated liabilities	28,274	27,526	20,366

Total liabilities	739,283	665,537	550,725

Equity
Minority interests	2,109	951	3,492
Shareholders’ equity
Called up share capital	826	822	822
Reserves	34,609	29,200	33,083
Total equity	37,544	30,973	37,397

Total liabilities and equity	776,827	696,510	588,122

Analysis of repurchase agreements included above

Reverse repurchase agreements and stock borrowing

Loans and advances to banks	41,804	34,475	29,975
Loans and advances to customers	48,887	64,599	52,184

	90,691	99,074	82,159

Repurchase agreements and stock lending

Deposits by banks	47,905	47,841	43,342
Customer accounts	48,754	54,485	42,134

	96,659	102,326	85,476

Overview of consolidated balance sheet

31 December 2005 compared with 31 December 2004

Total assets of £776.8 billion at 31 December 2005 were up £188.7 billion, 32%, compared with 31 December 2004, with £108.4 billion of this increase arising from the implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005, and the balance reflecting business growth.

Treasury bills and other eligible bills decreased by £0.6 billion, 9%, to £5.5 billion, reflecting trading activity.

Loans and advances to banks rose £9.5 billion, 16%, to £70.6 billion. Of the increase, £4.6 billion was due to the implementation of IAS 32 and IAS 39, and the balance reflected growth in reverse repurchase agreements and stock borrowing (“reverse repos”), which increased by £7.3 billion, 21%, to £41.8 billion. This was partially offset by a decrease in bank placings, down £2.4 billion, 8% to £28.8 billion.

Loans and advances to customers were up £70.0 billion, 20%, at £417.2 billion of which £33.9 billion resulted from the implementation of IAS 32 and IAS 39, mainly due to the grossing up of previously netted customer balances. Customer lending was up £51.8 billion, 16%, reflecting organic growth across all divisions while reverse repos were down 24%, £15.7 billion to £48.9 billion.

Debt securities increased by £27.1 billion, 29%, to £121.0 billion, principally due to increased holdings in Global Banking & Markets.

Equity shares rose £4.6 billion, 97%, to £9.3 billion with most of the increase, £4.1 billion, 78%, mainly due to increased activity in Global Banking & Markets. Implementation of IAS 39 added £0.5 billion.

Intangible assets increased by £0.7 billion, 4% to £19.9 billion largely due to exchange rate movements.

Property, plant and equipment were up £1.6 billion, 10% to £18.1 billion, principally as a result of growth in operating lease assets.

Derivatives at fair value were higher by £77.9 billion at £95.7 billion, including £72.1 billion resulting from the implementation of IAS 32 and IAS 39, with £71.5 billion arising from the grossing up of previously netted balances. The remainder of the increase, £5.8 billion, 6%, primarily reflected higher trading volumes and movements in interest and exchange rates.

Prepayments, accrued income and other assets decreased by £2.8 billion, 24% to £8.8 billion, mainly due to the implementation of IAS 32 and IAS 39.

Deposits by banks increased by £10.5 billion, 11% to £110.4 billion, of which £6.1 billion arose from the implementation of IAS 32 and IAS 39. The remaining £4.4 billion was raised to fund business growth mainly higher inter-bank deposits, up £4.3 billion, 7% to £62.5 billion. Repurchase agreements and stock lending (‘’repos’’) were largely flat at £47.9 billion.

Customer accounts were up £59.6 billion, 21% at £342.9 billion with £31.7 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Deposits rose by £33.5 billion, 13%, to £294.1 billion with good growth in all divisions. Repos decreased by £5.7 billion, 11% to £48.8 billion.

Debt securities in issue increased by £26.4 billion, 41%, to £90.4 billion, with £2.2 billion resulting from the implementation of IAS 39, and £24.2 billion raised primarily to meet the Group's funding requirements.

The increase in settlement balances and short positions, up £11.0 billion, 33%, largely reflected growth in customer activity.

Derivatives at fair value were up £77.6 billion to £96.4 billion, including £72.4 billion resulting from the implementation of IAS 32 and IAS 39, with £71.5 billion arising from the grossing up of previously netted balances. The remainder of the increase, £5.2 billion, 6% primarily reflected higher trading volumes and movements in interest and exchange rates.

Accruals, deferred income and other liabilities decreased by £3.4 billion, 19% to £14.2 billion, largely due to the implementation of IAS 32 and IAS 39.

Subordinated liabilities were up £7.9 billion, 39% to £28.3 billion, including £7.2 billion due to the reclassification as debt of the majority of the Group’s existing preference share capital and non-equity minority interests following the implementation of IAS 32 and IAS 39. The balance, £0.7 billion, reflected the issue of £1.2 billion dated loan capital and exchange rate movements of £1.3 billion which were partially offset by the redemption of £1.6 billion non-cumulative preference shares and dated loan capital.

Minority interests decreased £1.4 billion, 40% to £2.1 billion, due to the reclassification of £2.6 billion as debt following the implementation of IAS 32 and IAS 39. This more than offset the increase in minority interests of £1.2 billion to £2.1 billion principally due to the co-investors interest in the Group’s subsidiary that invested in Bank of China and the issuance of preferred securities.

Shareholders’ equity increased by £1.5 billion, 5%, to £35.4 billion. The implementation of IAS 32 and IAS 39 reduced shareholders’ equity by £3.9 billion, largely as a result of the reclassification as debt of the majority of the Group’s preference share capital, £3.3 billion. The profit for the period of £5.5 billion, issue of £1.6 billion non-cumulative equity preference shares and £0.3 billion of ordinary shares in respect of scrip dividends and the exercise of share options, were partly offset by the payment of the 2004 final ordinary dividend, £1.3 billion, and the 2005 interim ordinary dividend, £0.6 billion, preference dividends of £0.1 billion and £0.6 billion actuarial losses, net of tax, recognised in post-retirement benefit schemes.

The fair value of the assets of the Group’s post-retirement benefit schemes was £17.4 billion (2004 - £14.8 billion) and the present value of defined benefit obligations was £21.1 billion (2004 - £17.7 billion). The increase in net pension liability (after tax) to £2.7 billion from £2.1 billion is principally due to movements in interest rates. The mortality assumptions used in the valuation of liabilities were updated at the end of 2004 and have not been changed.

Operating and financial review continued

Cash flow (Restated - see Note 48 on the accounts)

	2005 £m	2004 £m

Net cash flows from operating activities	4,140	5,099
Net cash flows from investing activities	(2,612)	(9,398)
Net cash flows from financing activities	(703)	7,119
Effects of exchange rate changes on cash and cash equivalents	1,703	(920)

Net increase in cash and cash equivalents	2,528	1,900

2005

The major factors contributing to the net cash inflow of £4,140 million from operating activities in 2005 were the profit before tax of £7,936 million less other non-cash items of £3,317 million, increases in deposits and debt securities in issue of £56,571 million, and increases in short positions and settlement balances of £10,326 million, partially offset by increases in securities of £28,842 million and in loans and advances of £36,778 million and tax paid of £1,911 million.

Net purchases of fixed assets, including operating lease assets and computer and other equipment, of £2,592 million were the main contributor to the net cash outflow from investing activities of £2,612 million.

The issue of £1,649 million preference shares and £1,234 million subordinated debt were more than offset by dividend payments of £2,007 million and the repayment of £1,553 million of subordinated liabilities, resulting in a net cash outflow from financing activities of £703 million.

2004

The major factors contributing to the net cash inflow of £5,099 million from operating activities in 2004 were the profit before tax of £7,284 million, increases in deposits and debt securities in issue of £72,146 million, and in short positions and settlement balances of £8,796 million, partially offset by increases in securities of £11,883 million and in loans and advances of £72,955 million.

Net purchases of fixed assets, including operating lease assets and computer and other equipment, of £2,662 million and net investment in business interests and intangible assets of £7,968 million led to the net cash outflow from investing activities of £9,398 million.

The issue of £1,358 million preference shares and £2,845 million ordinary shares, and £4,624 million subordinated liabilities, partly offset by the payment of £1,635 million of dividends, were the main contributors to the net cash inflow from financing activities of £7,119 million.

IFRS compared with US GAAP

The Group’s financial statements are prepared in accordance with IFRS, which differ in certain material respects from US GAAP as described on pages 173 to 178.

The net income available for ordinary shareholders under US GAAP was £4,475 million, £917 million lower than profit attributable to ordinary shareholders under IFRS of £5,392 million. The principal reasons for the decrease are:

  a reduction of £556 million relating to financial instruments principally foreign exchange gains on available-for-sale securities recognised in net income under IFRS but included directly in equity under US GAAP together with the adjustment for financial assets and liabilities designated as at fair value through profit or loss; US GAAP does not permit such designation.

  higher pension costs under US GAAP compared with IFRS reflecting the deferral of actuarial gains and losses over the remaining service lives of current employees under US GAAP; such gains and losses are recognised in full in equity under IFRS.

US GAAP shareholders’ equity at £40,229 million is £4,794 million higher than IFRS equity of £35,435 million principally due to the inclusion of certain preference shares, classified as debt under IFRS, equity under US GAAP, the reinstatement of goodwill deducted from equity under previous GAAP, and the effect of deferring and amortising loan origination costs.

Capital resources

It is the Group’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its weighted risk assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2005, the Group’s total RAR was 11.7% and the tier 1 RAR was 7.6%.

Upon the adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority ("FSA") changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The data as at 31 December 2005 set out below has been presented in compliance with these revised FSA requirements.

				2005 - IFRS £m

Capital base
Tier 1 capital				28,218
Tier 2 capital				22,437

				50,655
Less: investments in insurance subsidiaries, associated
undertakings and other supervisory deductions				(7,282)

Total capital				43,373

Weighted risk assets
Banking book:
On-balance sheet				303,300
Off-balance sheet				51,500
Trading book				16,200

				371,000

Risk asset ratios				%

Tier 1				7.6
Total				11.7

The data set forth below are in accordance with the FSA regulations in force at the time and are based on UK GAAP.

	2004 - UK GAAP £m	2003 - UK GAAP £m	2002 - UK GAAP £m	2001 - UK GAAP £m

Capital base
Tier 1 capital	22,694	19,399	17,155	15,052
Tier 2 capital	20,229	16,439	13,271	11,734
Tier 3 capital	––	—	—	172

	42,923	35,838	30,426	26,958
Less: investments in insurance subsidiaries, associated
undertakings and other supervisory deductions	(5,165)	(4,618)	(3,146)	(2,698)

Total capital	37,758	31,220	27,280	24,260

Weighted risk assets
Banking book:
On-balance sheet	261,800	214,400	193,800	176,000
Off-balance sheet	44,900	36,400	28,700	22,000
Trading book	17,100	12,900	11,500	12,500

	323,800	263,700	234,000	210,500

Risk asset ratios	%	%	%	%

Tier 1	7.0	7.4	7.3	7.1
Total	11.7	11.8	11.7	11.5

Operating and financial review continued

Credit risk assets

Credit risk assets measure the exposure to all products in the Group’s credit portfolios which consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments across all customer types.

Credit risk assets are typically analysed excluding reverse repurchase agreements due to the short-term nature and low credit risk associated with this product. A breakdown of credit risk assets by division is shown below.

	2005	2004
Credit risk assets	£m	£m

Global Banking & Markets	211.2	185.5
UK Corporate Banking	61.8	49.7
Retail Banking	78.0	72.2
Direct Channels	26.6	21.7
Wealth Management	8.9	10.7
Ulster Bank	30.5	22.3
Citizens	74.5	59.4
RBS Insurance	6.7	6.1

	498.2	427.6

Excluding reverse repurchase agreements, credit risk assets at 31 December 2005 were £498.2 billion (2004 - £427.6 billion), an increase of £70.6 billion (17%) during the year.

An analysis of reverse repurchase agreements is shown below.

	31 December	1 January
	2005	2005
Reverse repurchase agreements	£m	£m

Banks	41.8	34.5
Customers	48.9	64.6

	90.7	99.1

Reverse repurchase agreements as at 31 December 2005 were £90.7 billion (1 January 2005 - £99.1 billion), a decrease of £8.4 billion (8%) during the year.

Credit risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these Group level asset quality grades are as follows:

	Annual probability of default
Asset quality grade	Minimum %	Midpoint %	Maximum %	S&P equivalent

AQ1	0.02	0.10	0.20	AAA to BBB-
AQ2	0.21	0.40	0.60	BB+ to BB
AQ3	0.61	1.05	1.50	BB- to B+
AQ4	1.51	3.25	5.00	B+ to B
AQ5	5.01	15.00	—	B and below

Distribution of credit risk assets by asset quality

Overall credit asset quality remained stable during 2005. As at 31 December 2005, exposure to investment grade counterparties (AQ1) accounted for 47% (2004 – 49%) of credit risk assets and 98% (2004 – 97%) of exposures were to counterparties rated AQ4 or higher. The exposure to the lowest asset quality (AQ5) reduced from 2.6% at 31 December 2004 to 2.2% at 31 December 2005.

Note: Graph data are shown net of provisions and reverse repurchase agreements.

Loan impairment

The Group classifies impaired assets as either Risk Elements in Lending (“REIL”) or Potential Problem Loans (“PPL”). REIL represents non-accrual loans, loans that are accruing but are past due 90 days and restructured loans. PPL represent impaired assets which are not included in REIL but where known information about possible credit problems causes management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross of the value of any security held, which could reduce the eventual loss should it occur, and gross of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against reported impaired balance.

The adoption of IAS 39 under IFRS at the start of 2005 resulted in changes to the methodology used to identify impaired assets and therefore the way that REIL is calculated. Comparative financial information is given in the following tables for both 1 January 2005 and 31 December 2004. Commentary is based on comparison with information at 1 January 2005, which reflects the impact of IAS 32, IAS 39 and IFRS 4.

The table below sets out the Group’s loans that are classified as REIL and PPL:

REIL and PPL	31 December 2005 £m	1 January 2005 £m	31 December 2004 £m

Non-accrual loans(1)	5,926	5,836	4,733
Accrual loans past due 90 days(2)	9	52	713
Troubled debt restructurings(3)	2	—	24

Total REIL	5,937	5,888	5,470

PPL(4)	19	11	280

Total REIL and PPL	5,956	5,899	5,750

REIL and PPL as % of lending to customers loans and advances – gross(5)	1.60%	1.84%	1.92%

* following the implementation of IAS 39, the sub-categories of REIL and PPL are calculated as per notes 1 to 4 below.

(1)	All loans against which an impairment provision is held are reported in the non-accrual category.
(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for over-collateralised non-revolving credit facilities.
(3)	Troubled debt restructurings represent loans that have been restructured following the granting of a concession by the Group to the borrower.
(4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.
(5)	Gross of provisions and excluding reverse repurchase agreements.

REIL as at 31 December 2005 was £5,937 million (1 January 2005 – £5,888 million), an increase of £49 million (1%) during the year. As a % of customer lending, REIL and PPL in aggregate show an improving trend, amounting to 1.60% of customer loans and advances at 31 December 2005 (1 January 2005 – 1.84%).

REIL by division

The table below shows REIL by division.

	31 December	1 January	31 December
	2005	2005	2004
	£m	£m	£m

Global Banking & Markets	496	1,066	937
UK Corporate Banking	969	1,032	955
Retail Banking	2,988	2,526	2,399
Direct Channels	889	671	601
Wealth Management	58	65	99
Ulster Bank	342	389	341
Citizens	195	136	135
RBS Insurance	–	3	3

Total REIL	5,937	5,888	5,470

During 2005, REIL in Global Banking & Markets reduced by £570 million reflecting continued favourable conditions in the corporate environment in UK, Europe and the US. This was offset by a combined increase in REIL in Retail Banking and Direct channels of £680 million (21%) due to the weakening of the consumer environment in the UK.

Operating and financial review continued

Liquidity risk

Liquidity risk management within the Group focuses on both overall balance sheet structure and the day-to-day control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations.

The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO, which reviews monthly, and receives on an exception basis, reports detailing compliance with those policy parameters. A weekly report is also provided to the Group’s executive management. Compliance is monitored and coordinated daily under the stewardship of the Group Treasury function, both in respect of internal policy and the regulatory requirements of the Financial Services Authority.

Detailed liquidity position reports are compiled each day by Group Treasury and reviewed daily and weekly with Financial Markets, who manage day-to-day and intra-day market execution within the policy parameters set.

In addition to their consolidation within the Group’s daily liquidity management process, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with any separate local regulatory liquidity requirements where applicable, subject to Group Treasury oversight.

Diversification of funding sources

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels. As part of the Group’s planning process, the forecast structure of the balance sheet is regularly reviewed over the plan horizon and funding strategies and options are developed by Group Treasury and implemented after review and approval by GALCO.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers, and significant cash outflows therefrom, are also reviewed regularly to monitor concentration and identify any adverse trends. During 2005 the composition of the Group’s funding sources remained well diversified by counterparty, instrument, market and maturity.

Sources of funding	2005 £m	%	2004 £m	%

Customer accounts (excluding repos)
Repayable on demand	172,853	27	169,016	32
Time deposits	121,260	19	72,165	14

Total customer accounts (excluding repos)	294,113	46	241,181	46
Debt securities over 1 year remaining maturity	22,293	3	9,931	2
Subordinated liabilities	28,274	4	20,366	4
Shareholders’ equity	35,435	6	33,905	6

	380,115	59	305,383	58
Debt securities up to 1 year remaining maturity	68,127	11	54,068	10
Repo agreements with customers	48,754	7	42,134	8
Deposits by banks (excluding repos)	62,502	10	56,541	11
Repo agreements with banks	47,905	7	43,342	8
Short positions	37,427	6	28,923	5

Total	644,830	100	530,391	100

Customer accounts (excluding repos), term debt securities of over 1 year remaining maturity, subordinated liabilities and capital continue to represent the core of the Group’s funding. These core funds in total increased by £74,732 million (24%) over the course of 2005 to represent 59% of total funding excluding other liabilities at 31 December 2005.

Customer accounts continue to provide a substantial proportion of the Group’s funding and comprise a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers. Excluding repo agreements, customer accounts grew by £52,932 million (22%), to maintain 46% of total funding excluding other liabilities at 31 December 2005.

Term debt securities with an outstanding term of over 1 year increased £12,362 million (124%) to represent 3% of the Group’s funding at 31 December 2005, reflecting the activity of the Group in raising term funds through its Euro and US Medium Term Note and securitisation programmes.

Capital (shareholders’ equity and subordinated debt) increased by £9,438 million (17%) and provides around 10% of total funding excluding other liabilities.

Short term wholesale deposits are taken from a wide range of counterparties, with the largest single depositor continuing to represent less than 1% of the Group’s total funding. The level of funding from short term unsecured debt issuance and bank deposits, excluding repos and short positions, has increased by £20,020 million (18%) to represent 20% of total funding excluding other liabilities at 31 December 2005, reflecting the higher rate of growth in customer loans and advances (see ‘net customer activity’ below).

Short positions and repos with corporate, institutional customers and banks are undertaken primarily by RBS Greenwich Capital in the US and by Financial Markets. Repo and short positions increased by £19,687 million (17%) to represent 21% of total funding excluding other liabilities at 31 December 2005.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets. The changing mix evident between customer repo, deposits by banks, debt securities in issue, and shorts primarily reflects comparative pricing, maturity considerations and investor/counterparty demand rather than a material perceived trend.

Net customer activity

Net customer lending, excluding repos, rose by £20,056 million as the growth in loans and advances to customers continued to exceed the growth in customer accounts, thus increasing the degree of reliance on wholesale market funding to support loan growth.

Net customer activity	2005 £m	2004 £m

Loans and advances to customers (gross, excluding reverse repos)	372,223	299,235
Customer accounts (excluding repos)	294,113	241,181

Customer lending less customer accounts	78,110	58,054

Loans and advances to customers as a % of customer accounts (excluding repos)	126.6%	124.1%

In prevailing economic conditions and with interest rates at relatively low historical levels in the UK, US and Europe, it is anticipated that the growth in demand for further borrowing by customers is likely, in the medium term, to continue to exceed that for customer deposits received, thus increasing net customer lending further and increasing gradually over time the Group’s dependence on the wholesale market for funding.

The Group evaluates on a regular basis a range of balance sheet management and term funding strategies to address the consequent potential impact on its structural liquidity risk position and maintain that within its normal policy parameters.

Management of term structure

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Stress testing

The maintenance of high quality credit ratings is recognised as an important component in the management of the Group’s liquidity risk. Credit ratings affect the Group’s ability to raise, and the cost of raising, funds from the wholesale market and the need to provide collateral in respect of, for example, changes in the mark-to-market value of derivative transactions.

Given its strong credit ratings, the impact of a single notch downgrade would, if it occurred, be expected to have a relatively small impact on the Group’s economic access to liquidity. More severe downgrades would have a progressively greater impact but have an increasingly lower probability of occurrence.

As part of its stress testing of its access to sufficient liquidity, the Group regularly evaluates the potential impact of a range of levels of downgrade in its credit ratings and carries out stress tests of other relevant scenarios and sensitivity analyses.

Contingency funding plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions or in the Group’s credit ratings, and the Group remains confident of its ability to manage its liquidity requirements effectively in all such circumstances.

Daily risk management

The primary focus of the Group’s day to day risk management activity is to ensure access to sufficient liquidity to meet its cashflow obligations within key time horizons out to one month ahead. The short-term maturity structure of the Group’s liabilities and assets is managed on a daily basis to ensure that all material cashflow obligations, and potential cashflows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows, from maturing assets, new borrowing or the sale or repurchase of various debt securities held (after allowing for appropriate haircuts).

Operating and financial review continued

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

Net short-term wholesale market activity	2005 £m	2004 £m

Debt securities, treasury bills and other eligible bills	126,503	100,018
Reverse repo agreements with banks and customers	90,691	82,159
Less: repos with banks and customers	(96,659)	(85,476)
Short positions	(37,427)	(28,923)
Insurance Companies’ debt securities held	(5,724)	(5,029)
Debt securities charged as security for liabilities	(9,578)	(4,852)

Net marketable assets	67,806	57,897

By remaining maturity up to 1 month:
Deposits by banks (excluding repos)	35,153	34,041
Less: loans and advances to banks (gross, excluding reverse repos)	(16,381)	(17,067)
Debt securities in issue	20,577	15,505

Net wholesale liabilities due within 1 month	39,349	32,479

Net surplus of marketable assets over wholesale liabilities due within 1 month	28,457	25,418

The Group’s net surplus of marketable assets over net short-term wholesale liabilities due within one month increased by £3,039 million to £28,457 million at 31 December 2005. Overall access to liquidity to meet all foreseen needs remains comfortably within the Group’s policy parameters.

Sterling liquidity

Over 42% of the Group’s total assets are denominated in sterling. For its sterling activity the FSA requires the Group on a consolidated basis to maintain daily a minimum ratio of 100% between:

1.	a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills, and cash held in branches) and

2.	the sum of:

  sterling wholesale net outflows contractually due within five working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and
  5% of retail deposits with a residual contractual maturity of five working days or less.

The Group exceeded the minimum ratio requirement throughout 2005.

The FSA also set an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2005.

The Group’s operational processes are actively managed to ensure that both the minimum sterling liquidity ratio and the minimum stock requirement are achieved or exceeded at all times.

Liquidity in non-sterling currencies

For non-sterling currencies, no specific regulatory liquidity requirement is currently set for the Group by the FSA. However, the importance of managing prudently the liquidity risk in its non-sterling activities is recognised and the Group manages its non-sterling liquidity risk daily within net mismatch limits set for the 0-8 calendar day and 0-1 month periods as a percentage of the Group’s total deposit and debt liabilities.

In measuring its non-sterling liquidity risk, due account is taken of the marketability within a short period of the wide range of debt securities held. Appropriate adjustments are applied in each case, dependent on various parameters, to determine the Group’s ability to realise cash at short notice via the sale or repo of such marketable assets if required to meet unexpected outflows.

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group’s non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group’s corporate counterparties who are active in raising funds from that market to switch to utilising facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities totalled less than £11 billion at 31 December 2005. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2005 and operational processes are actively managed to ensure that is the case going forward.

Developments in liquidity risk management regulation

Following the Basel Committee’s publication of Sound Practices for Managing Liquidity in Banking Organisations in February 2000, a number of regulatory bodies internationally began reviewing their regulatory liquidity frameworks.

In the UK, the FSA published a discussion document – DP24 –in October 2003 setting out draft proposals for a new quantitative framework to operate in the UK. Comments made to the FSA, by the Group and other banks collectively, in response to these proposals, made clear the desirability of an internationally coordinated approach to the regulation of liquidity. An international forum of regulators, chaired jointly by the FSA and the US Federal Reserve Bank, was also established in 2004 to review regulation across the OECD. Their report is awaited. In 2005, the European Commission has also begun to consider the subject.

Following earlier consultation, the FSA also introduced in January 2005, new requirements for liquidity management systems and controls, particularly in respect of stress testing, contingency funding plans and related documentation. The Group has complied with these requirements and will continue to do so going forward.

The Group has been, and continues to be, actively involved in working with the various regulatory bodies to assist the development of an appropriate future regulatory liquidity regime which takes into account local national considerations but also gives due recognition to the integrated cross-border approach to the management of liquidity risk within most international banking groups.

Taking account of the indicative future regulatory requirements published to date, the Group continues to develop its liquidity risk reporting, management and stress testing capabilities.

Market risk

The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group’s treasury operations. The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk (“VaR”) limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group’s trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group Market Risk function, independent from the Group’s trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group’s market risk management processes.

Value-at-risk

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous two years of market data. The Group’s VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

  Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

  VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

  VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

Trading

The principal focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage –entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for, and information with respect to, its exposures to derivative financial instruments, see Accounting policies and Note 19 on the accounts.

Operating and financial review continued

The limits applied to these measures are set to parallel movements of +/-1% and +/-2%. The EVE methodology captures deposit repricing strategies and the embedded option risks that exist within both the investment portfolio of mortgage-backed securities and the consumer loan portfolio. EVE is the present value of the cash flows generated by the current balance sheet. EVE sensitivity to a 2% parallel movement upwards and downwards in US interest rates is shown below.

	Percent increase/(decrease) in Citizens EVE

2005	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %

Period end	(9.1)	(8.2)
Maximum	(10.1)	(9.8)
Minimum	(7.1)	(4.4)
Average	(9.2)	(7.9)

2004

Period end	(9.2)	(4.4)
Maximum	(12.6)	(18.5)
Minimum	(5.2)	(4.4)
Average	(9.3)	(9.2)

For the Group, the other major structural interest rate risk arises from a low interest rate environment, particularly in sterling, sustained for a number of years. In such a scenario, deposit pricing may reach effective floors below which it is not practical to reduce rates further whilst variable rate asset pricing continues to decline. A sustained low rate scenario would also generate progressively reduced income from the medium and long term hedging of non-interest bearing liabilities. GALCO regularly reviews the impact of stress scenarios including the impact of substantial declines in rates to ensure that appropriate risk management strategies are employed. Resulting action may involve execution of derivatives, product development and tactical pricing changes.

Note 34 on the accounts includes, on pages 147 and 148, tables that summarise the Group’s interest rate sensitivity gap for its non-trading book at 31 December 2005 and 31 December 2004. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items and do not reflect the behaviouralised repricing used in the Group’s asset and liability management methodology and the non-trading interest rate VaR presented above.

• Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging liabilities.

The tables below set out the Group’s structural foreign currency exposures.

2005	Net investments in foreign operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m

US dollar	15,452	6,637	8,815
Euro	2,285	139	2,146
Swiss franc	431	430	1
Chinese RMB	914	—	914
Other non-sterling	76	72	4

	19,158	7,278	11,880

2004

US dollar	12,367	6,580	5,787
Euro	2,086	1,349	737
Swiss franc	398	392	6
Other non-sterling	116	112	4

	14,967	8,433	6,534

The US dollar open structural foreign currency exposure reflects the action taken to mitigate the effect of the acquisition in 2004 of Charter One on the Group’s capital ratios. However, the increase in this position and the Euro structural exposure over 2004 is largely a result of the exclusion from the table of preference shares classified as equity under IFRS. These instruments continue to be considered part of the currency funding of foreign operations for asset and liability management purposes. The exposure in Chinese RMB arises from the Group’s strategic investment in Bank of China.

• Equity risk

Non-trading equity risk arises principally from the Group’s strategic investments, its venture capital activities and its general insurance business. General insurance investment strategy is discussed below under insurance risk.

VaR is not an appropriate risk measure for the Group’s venture capital investments, which comprise a mix of quoted and unquoted investments, or its portfolio of strategic investments. These investments are carried at fair value with changes in fair value recorded in profit or loss, or in equity.

Insurance risk

The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures.

An insurance contract transfers risk from the policyholder to the insurer, whereby, in return for a premium paid, the insurer indemnifies the policyholder on the occurrence of specified events.

Insurance risk is the risk of fluctuations in the timing, frequency and severity of insured events, relative to the expectations of the Group at the time of underwriting. This risk is managed according to the following separate components:

  Underwriting and pricing risk
  Claims management risk
  Reinsurance risk
  Reserving risk

Insurance risk is predictable, especially with the analysis of large volumes of data over time. There is, however, uncertainty around the predictions from various sources, for example, volatility of the weather. However, the Group has documented risk policies, coupled with governance frameworks to oversee and control and hence minimise the risks.

Underwriting and pricing risk

The Group manages underwriting and pricing risk through a wide range of processes and forums, which include:

  Underwriting guidelines which exist for all business transacted restricting the types and classes of business that may be accepted;

  Pricing policies which are set by pricing committees, by product line and by brand;

  Centralised control of policy wordings and any subsequent changes.

Reinsurance and insurance of Group assets are centrally controlled in the same department as insurance risk and both have a similar framework of robust controls and processes.

Report of the directors

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2005.

Profit and dividends

The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2005 amounted to £5,392 million compared with £4,856 million for the year ended 31 December 2004, as set out in the consolidated income statement on page 97.

An interim dividend of 19.4p per ordinary share was paid on 7 October 2005 totalling £619 million (2004 – £529 million). The directors now recommend that a final dividend of 53.1p per ordinary share totalling £1,700 million (2004 – £1,308 million) be paid on 9 June 2006 to members on the register at the close of business on 10 March 2006. Subject to approval of the dividend at the Annual General Meeting, shareholders will be offered the opportunity to participate in a dividend reinvestment plan, which will replace the current scrip dividend scheme.

Activities and business review

The company is a holding company owning the entire issued ordinary share capital of the Royal Bank, the principal direct operating subsidiary undertaking of the company. The “Group” comprises the company and all its subsidiary and associated undertakings, including the Royal Bank and NatWest. The Group is engaged principally in providing a wide range of banking, insurance and other financial services. The financial risk management objectives and policies of the Group and information on the Group’s exposure to price, credit, liquidity and cash flow risk are contained in Note 34 on the financial statements. Details of the principal subsidiary undertakings of the company are shown in Note 15. A review of the business for the year to 31 December 2005, of recent events and of likely future developments is contained in the Operating and financial review.

Business developments

In August 2005, the Group announced a strategic partnership with Bank of China (BoC). Subsequently, a Group-led consortium acquired a 10% shareholding in BoC through a majority-owned subsidiary for US$3.1 billion (£1.7 billion). The Group’s share of the investment (US$1.6 billion) was financed through the disposal of its 2.2% holding in the issued share capital of Banco Santander Central Hispano, S.A. Following receipt of all required regulatory approvals, the investment was completed in December 2005. The two banks will co-operate across a range of business activities in China including credit cards, wealth management, corporate banking and personal lines insurance. They will also closely co-operate in key operational areas including financial controls, risk management, human resources and corporate governance.

Going concern

The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing the accounts.

Ordinary share capital

During the year ended 31 December 2005, the ordinary share capital was increased by the following issues:

(a)	13.5 million ordinary shares allotted as a result of the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 0.7 million ordinary shares allotted in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company’s shares following the acquisition of NatWest in 2000;

(b)	7.4 million ordinary shares allotted in lieu of cash dividends; and

(c)	2.3 million ordinary shares allotted under the company’s employee share ownership plan.

Details of the authorised and issued ordinary share capital at 31 December 2005 are shown in Note 30.

Preference share capital

Details of issues of preference shares during the year and the authorised and issued share capital at 31 December 2005 are shown in Note 30.

Authority to repurchase shares

At the Annual General Meeting in 2005, shareholders renewed the authority for the company to make market purchases of up to 317,495,924 ordinary shares. The directors have not exercised this authority to date. The Group has however announced its intention to repurchase up to £1 billion of ordinary shares over the course of the next 12 months, and shareholders will be asked to renew this authority at the Annual General Meeting in April.

Financial statements (As restated)

Contents
86	Report of independent registered public accounting firm
88	Accounting policies
97	Consolidated income statement
98	Balance sheets
99	Statements of recognised
income and expense
100	Cash flow statements
101	Notes on the accounts

Report of independent registered public accounting firm to the members of The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc (“the company”) and its subsidiaries (together “the Group”) for the year ended 31 December 2005 which comprise the accounting policies, the balance sheets as at 31 December 2005 and 2004, the consolidated income statement, the cash flow statements, the statements of recognised income and expense for each of the two years in the period ended 31 December 2005 and the related Notes 1 to 48. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors

As described in the ‘Statement of directors’ responsibilities’, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union. They are also responsible for the preparation of the other information contained in the 2005 Annual Report including the directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the company has not complied with any of the four directors’ remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the company’s compliance with the nine provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the directors’ report and the other information contained in the 2005 Annual Report as described in the contents section including the unaudited part of the directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and with the standards of the United States Public Company Accounting Oversight Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report described as having been audited. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Group’s internal controls over financial reporting. Accordingly, we express no such opinion. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report described as having been audited.

UK opinion

In our opinion:

  the Group financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group’s affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;

  the company financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of affairs of the company as at 31 December 2005;

  the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS

As explained in the Accounting policies, the Group in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board. In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2005 and of its profit for the year then ended.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2005 and 2004 and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2005 in conformity with IFRS.

As discussed in Notes 41 and 48, the accompanying financial statements have been restated.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
27 February 2006 (27 September 2006 as to the effects of the restatement discussed in Note 48 and 9 November 2006 as to the restatement discussed in Note 41)

Accounting policies

1. Adoption of International Financial Reporting Standards

The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as endorsed by the European Union (“EU”). The EU has not endorsed the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the company (The Royal Bank of Scotland Group plc) and the date of their opening IFRS balance sheets was 1 January 2004. The company accounts have been presented in accordance with the Companies Act 1985.

The main differences between IFRS and previously applied generally accepted accounting principles (“UK GAAP”) and the effect of implementing IFRS on the Group and company balance sheets and shareholders’ funds as at 1 January and 31 December 2004 are set out on pages 162 to 170.

On initial adoption of IFRS, the Group (and the company where relevant) applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’:

Business combinations – the Group has applied IFRS 3 ‘Business Combinations’ to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under UK GAAP, goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was £13,131 million, its carrying value under UK GAAP as at 31 December 2003.

Fair value or revaluation as deemed cost – under UK GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group has elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet. At this date, the carrying value under UK GAAP of freehold and long leasehold property occupied for own use was £2,391 million.

Compound financial instruments – the Group has not separated compound instruments between liability and equity components, as required by IAS 32 ‘Financial Instruments: Disclosure and Presentation’, where the liability component was not outstanding at 1 January 2004. UK GAAP did not permit compound instruments to be separated between liability and equity components on issue.

Derecognition – the Group has applied the derecognition requirements of IAS 39 to transactions occurring on or after 1 January 1992.

Share based payments – IFRS 2 ‘Share-based Payment’ has been applied to equity instruments granted after 7 November 2002.

Implementation of IAS 32, IAS 39 and IFRS 4 ‘Insurance Contracts’ (incorporating the adoption of FRS 27 ‘Life Assurance’) – as allowed by IFRS 1, the Group and the company implemented IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005 without restating the income statement, balance sheet and notes for 2004. The Group has adopted the Amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 also from 1 January 2005. The effect of implementing IAS 32, IAS 39 and IFRS 4 on the Group and company balance sheets and shareholders’ funds as at 1 January 2005 is set out on pages 171 to 172. In preparing the 2004 comparatives, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised on pages 164 to 166.

IFRS 1 prohibits retrospective application of some aspects of IFRS:

Derecognition of financial assets and liabilities – non-derivative financial assets and liabilities derecognised before 1 January 1992 (the date from which the derecognition requirements of IAS 39 have been implemented) under the Group’s previous GAAP have not been recognised in its opening IFRS balance sheet.

Hedge accounting – hedging relationships of a type that does not qualify for hedge accounting under IAS 39 are not reflected in the Group’s opening IFRS balance sheet.

Discontinued operations and assets classified as held for sale – the Group has applied IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ from 1 January 2005.

The Group has adopted the Amendment ‘Actuarial Gains and Losses, Group Plans and Disclosures’ to IAS 19 ‘Employee Benefits’ from 1 January 2004. Actuarial gains and losses are recognised in full as they occur outside profit or loss.

2. Accounting convention

The company is incorporated in the UK and registered in Scotland. The financial statements have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

3. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary’s net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

4. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest rate method. The effective interest rate method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

Insurance premiums – see note 11 below.

5. Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the statement of recognised income and expense. Contributions to defined contribution pension schemes are recognised in the income statement when payable.

6. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful

Accounting policies continued

economic lives and is included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	7 years
Other acquired intangibles	5-10 years
Computer software	3-5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Acquired goodwill being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption ‘Intangible fixed assets’ and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

7. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see note 20 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period
of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

8. Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

9. Foreign currencies

The Group’s consolidated financial statements are presented in sterling which is the functional currency of the company.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity.

10. Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see note 7 above).

11. Insurance

General insurance

General insurance comprises short-duration contracts principally property and liability insurance contracts. Due to the nature of the products sold – retail-based property and casualty, motor, home and personal health insurance contracts – the insurance protection is provided on an even basis throughout the term of the policy.

Premiums from general insurance contracts are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily basis, 24th’s basis or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount of claims over and above unearned premiums including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. It is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes are expensed over the period during which the premiums are earned. The principal acquisition costs so deferred are commissions payable, costs associated with the telesales and underwriting staff and prepaid claims handling costs in respect of delegated claims handling arrangements for claims which are expected to occur after the balance sheet date. Claims and the related reinsurance are recognised in the accounting period in which the loss occurs. Provision is made for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses. The related reinsurance receivable is recognised at the same time.

Life assurance

The Group’s long-term assurance contracts include whole-life term assurance, endowment assurance, flexible whole-life, pension and annuity contracts that are expected to remain in force for an extended period of time. Long-term assurance contracts under which the Group does not accept significant insurance risk are classified as financial instruments. The Group recognises the value of in-force long-term assurance contracts as an asset. Cash flows associated with in-force contracts and related assets, including reinsurance cash flows, are projected, using appropriate assumptions as to future mortality, persistency and levels of expenses and excluding the value of future investment margins, to estimate future surpluses attributable to the Group. These surpluses, discounted at a risk-adjusted rate, are recognised as a separate asset. Changes in the value of this asset, which is determined on a post-tax basis, are included in operating profit.

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset recorded.

Premiums on long-term insurance contracts are recognised as income when receivable. Claims on long term insurance contracts reflect the cost of all claims arising during the year, including claims handling costs. Claims are recognised when the Group becomes aware of the claim.

12. Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

13. Financial assets

Financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see note 4 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and

Accounting policies continued

evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal category of financial assets designated as at fair value through profit or loss is policyholders’ assets underpinning insurance and investment contracts issued by the Group's life assurance businesses. Fair value designation significantly reduces the measurement inconsistency that would arise if these assets were classified as available-for-sale.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method (see note 4 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest rate (see note 4 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

14. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

15. Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise. Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal categories of financial liabilities designated as at fair value through profit or loss are (a) structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value, and (b) investment contracts issued by the Group's life assurance businesses: fair value designation significantly reduces the measurement inconsistency that would arise if these liabilities were measured at amortised cost.

All other financial liabilities are measured at amortised cost using the effective interest method (see note 4 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

16. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all of the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

17. Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

18. Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same

Accounting policies continued

time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

19. Share-based payments

The Group grants options over shares in The Royal Bank of Scotland Group plc to its employees under various share option schemes. The Group has applied IFRS 2 ‘Share-based Payment’ to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option’s exercise price, its term, the risk free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc’s shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

20. Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices in an active market for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

21. Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

22. Shares in Group entities

The company’s investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s Framework for the Preparation and Presentation of Financial Statements.

The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions

The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2005, gross loans and advances to customers totalled £421,110 million (2004 – £351,419 million) and customer loan impairment provisions amounted to £3,884 million (2004 – £4,168 million).

There are two components to the Group’s loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the financial statements. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 3 on the financial statements. The pension deficit recognised in the balance sheet at 31 December 2005 was £3,735 million (2004 – £2,940 million).

Fair value

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. In the balance sheet, financial assets carried at fair value are included within Treasury and other eligible bills, Loans and advances to banks, Loans and advances to customers, Debt securities and Equity shares as appropriate. Financial liabilities carried at fair value are included within the captions Deposits by banks, Customer accounts, Debt securities in issue and Subordinated liabilities. Derivative assets and Derivative liabilities are shown separately on the face of the balance sheets. Gains or losses arising from changes in fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised. The carrying value of a financial asset or a financial liability carried at cost or amortised cost that is the hedged item in a qualifying hedge relationship is adjusted by the gain or loss attributable to the hedged risk.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Financial assets carried at fair value include government, asset backed and corporate debt securities, reverse repos, loans, corporate equity shares and derivatives. Financial liabilities carried at fair value include deposits, repos, short positions in securities and debt securities issued. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Where observable prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The Group’s derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group’s pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future operational costs.

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Details of financial instruments carried at fair value are given in Note 34 on the financial statements.

General insurance claims

The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. General insurance claims provisions amounted to £4,913 million at 31 December 2005 (2004 – £4,504 million).

Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the

Accounting policies continued

incidence, timing and amount of claims and any specific factors such as adverse weather conditions. In order to calculate the total provision required, the historical development of claims is analysed using statistical methodology to extrapolate, within acceptable probability parameters, the value of outstanding claims at the balance sheet date. Also included in the estimation of outstanding claims are other assumptions such as the inflationary factor used for bodily injury claims which is based on historical trends and, therefore, allows for some increase due to changes in common law and statute. Costs for both direct and indirect claims handling expenses are also included. Outward reinsurance recoveries are accounted for in the same accounting period as the direct claims to which they relate. The outstanding claims provision is based on information available to management and the eventual outcome may vary from the original assessment. Actual claims experience may differ from the historical pattern on which the estimate is based and the cost of settling individual claims may exceed that assumed.

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. The carrying value of goodwill as at 31 December 2005 was £18,823 million (2004 – £18,032 million).

Goodwill is the excess of the cost of an acquisition over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

Accounting developments

International Financial Reporting Standards

The International Accounting Standards Board (“IASB”) issued IFRS 7 ‘Financial Instruments: Disclosures’ in August 2005. The standard replaces IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’ and the disclosure provisions in IAS 32 ‘Financial Instruments: Disclosure and Presentation’. IFRS 7 requires disclosure of the significance of financial instruments for an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

At the same time the IASB issued an amendment ‘Capital Disclosures’ to IAS 1 ‘Presentation of Financial Statements’. It requires disclosures about an entity's capital and the way it is managed. This amendment is also effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

The IASB has also issued three amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’. The first, ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’, published in April 2005, amends IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment is effective for annual periods beginning on or after 1 January 2006.

The second, ‘The Fair Value Option’, published in June 2005, places conditions on the option in IAS 39 to designate on initial recognition a financial asset or financial liability as at fair value through profit or loss. The amendment is effective for annual periods beginning on or after 1 January 2006. Earlier application is encouraged. The Group has adopted this amendment from 1 January 2005 (see accounting policies on page 88).

The third, ‘Financial Guarantee Contracts’, published in August 2005, amends IAS 39 and IFRS 4 ‘Insurance Contracts’. The amendments define a financial guarantee contract. They require such contracts to be recorded initially at fair value and subsequently at higher of the provision determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and the amount initially recognised less amortisation. The amendments are effective for annual periods beginning on or after 1 January 2006.

In December 2005, the IASB issued amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendments are effective immediately but have not been endorsed by the EU.

The Group is reviewing IFRS 7 and the amendments to IAS 1 and IAS 21 and those to IAS 39 that it has not implemented, to determine their effect on its financial reporting.

US GAAP

For a discussion of recent developments in US GAAP relevant to the Group, see Note 46 on the accounts.

Consolidated income statement
for the year ended 31 December 2005

	Note	2005 £m		2004 £m

Interest receivable		21,331		16,632
Interest payable		(11,413)		(7,561)

Net interest income		9,918		9,071

Fees and commissions receivable		6,750		6,473
Fees and commissions payable		(1,841)		(1,926)
Income from trading activities	1	2,343		1,988
Other operating income (excluding insurance premium income)		2,953		2,138
Insurance premium income		6,076		6,146
Reinsurers’ share		(297)		(499)

Non-interest income		15,984		14,320

Total income		25,902		23,391

Staff costs		5,992		5,188
Premises and equipment		1,313		1,177
Other administrative expenses		2,816		2,323
Depreciation and amortisation		1,825		1,674

Operating expenses	2	11,946		10,362

Profit before other operating charges		13,956		13,029
Insurance claims		4,413		4,565
Reinsurers’ share		(100)		(305)

Operating profit before impairment losses		9,643		8,769
Impairment losses		1,707		1,485

Operating profit before tax	4	7,936		7,284
Tax	5	2,378		1,995

Profit for the year		5,558		5,289

Profit attributable to:
Minority interests		57		177
Preference shareholders	6	109		256
Ordinary shareholders		5,392		4,856

		5,558		5,289

Per 25p ordinary share:
Basic earnings	9	169.4	p	157.4	p

Diluted earnings	9	168.3	p	155.9	p

Dividends	7	60.6	p	52.5	p

Balance sheets
at 31 December 2005

		Group		Company

	Note	2005 £m	2004 £m	2005 £m	2004 £m

Assets
Cash and balances at central banks		4,759	4,293	—	—
Treasury bills and other eligible bills	10	5,538	6,110	—	—
Loans and advances to banks	11	70,587	61,073	9,122	4,106
Loans and advances to customers	12	417,226	347,251	567	305
Debt securities	13	120,965	93,908	—	—
Equity shares	14	9,301	4,723	—	—
Investments in Group undertakings	15	—	—	20,851	21,900
Intangible assets	17	19,932	19,242	—	—
Property, plant and equipment	18	18,053	16,428	—	—
Settlement balances		6,005	5,682	—	—
Derivatives at fair value	19	95,663	17,800	55	—
Prepayments, accrued income and other assets	20	8,798	11,612	147	318

Total assets		776,827	588,122	30,742	26,629

Liabilities
Deposits by banks	21	110,407	99,883	951	174
Customer accounts	22	342,867	283,315	55	—
Debt securities in issue	23	90,420	63,999	2,942	1,608
Settlement balances and short positions	24	43,988	32,990	—	—
Derivatives at fair value	19	96,438	18,876	—	—
Accruals, deferred income and other liabilities	25	14,247	17,648	14	301
Retirement benefit liabilities	3	3,735	2,940	—	—
Deferred taxation liabilities	26	1,695	2,061	—	—
Insurance liabilities	27	7,212	8,647	—	—
Subordinated liabilities	28	28,274	20,366	9,242	5,935

Total liabilities		739,283	550,725	13,204	8,018

Equity *
Minority interests	29	2,109	3,492	—	—
Shareholders’ equity
Called up share capital	30	826	822	826	822
Reserves	31	34,609	33,083	16,712	17,789
Total equity		37,544	37,397	17,538	18,611

Total liabilities and equity		776,827	588,122	30,742	26,629

* includes non-equity minority interests and preference shares in 2004.

The accounts were approved by the Board of directors on 27 February 2006 and signed on its behalf by:

Sir George Mathewson	Sir Fred Goodwin	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense
for the year ended 31 December 2005

		Group		Company

	Note	2005 £m	2004 £m	2005 £m	2004 £m

Available-for-sale investments
Net valuation gains taken direct to equity		35		—
Net profit taken to income on sales		(582)		—

Cash flow hedges
Net (losses)/gains taken direct to equity		(67)		6

Exchange differences on translation of foreign operations		842	(606)	—	—
Actuarial losses on defined benefit plans		(799)	(1,601)	—	—
Other movements		—	—	—	(1)

(Expense)/income before tax on items recognised direct in equity		(571)	(2,207)	6	(1)
Tax on items recognised direct in equity		478	465	(2)	—

Net (expense)/income recognised direct in equity		(93)	(1,742)	4	(1)
Profit for the year		5,558	5,289	2,074	2,874

Total recognised income and expense for the year		5,465	3,547	2,078	2,873

Attributable to:
Equity holders of the parent		5,355	3,558	2,078	2,873
Minority interests		110	(11)	—	—

		5,465	3,547	2,078	2,873

Effect of changes in accounting policies on the implementation of IFRS
Equity holders of the parent		(1,843)	1,243	(16,759)	(15,798)
Minority interests		(2,878)	(321)	—	—

		(4,721)	922	(16,759)	(15,798)

Cash flow statements
for the year ended 31 December 2005

		Group		Company

		*	*	*
	Note	Restated 2005 £m	Restated 2004 £m	Restated 2005 £m	2004 £m

Operating activities
Operating profit before tax		7,936	7,284	1,932	2,890

Adjustments for:
Depreciation and amortisation		1,825	1,674	—	—
Interest on subordinated liabilities		1,271	681	583	318
Charge for defined benefit pension schemes		462	397	—	—
Cash contribution to defined benefit pension schemes		(452)	(1,146)	—	—
Other non-cash items		(4,472)	1,839	(134)	1

Net cash inflow from trading activities		6,570	10,729	2,381	3,209
Changes in operating assets and liabilities		(519)	(4,264)	2,050	(148)

Net cash flows from operating activities before tax		6,051	6,465	4,431	3,061
Income taxes (paid)/received		(1,911)	(1,366)	(18)	36

Net cash flows from operating activities	36	4,140	5,099	4,413	3,097

Investing activities
Sale and maturity of securities		39,472	43,022	—	—
Purchase of securities		(39,196)	(41,790)	—	—
Investment in subsidiaries		—	—	(2,961)	(6,342)
Sale of property, plant and equipment		2,220	1,921	—	—
Purchase of property, plant and equipment		(4,812)	(4,583)	—	—
Net investment in business interests and intangible assets	37	(296)	(7,968)	—	—
Loans to subsidiaries		—	—	(337)	(350)
Repayments to subsidiaries		—	—	1,183	40

Net cash flows from investing activities		(2,612)	(9,398)	(2,115)	(6,652)

Financing activities
Issue of ordinary shares		163	2,845	163	2,845
Issue of equity preference shares		1,649	1,358	1,649	1,358
Issue of subordinated liabilities		1,234	4,624	337	1,424
Proceeds of minority interests acquired		1,264	1,260	—	—
Costs of minority interests redeemed		(121)	(2)	—	—
Repayments of subordinated liabilities		(1,553)	(718)	(1,183)	(40)
Dividends paid		(2,007)	(1,635)	(1,912)	(1,488)
Interest on subordinated liabilities		(1,332)	(613)	(577)	(318)

Net cash flows from financing activities		(703)	7,119	(1,523)	3,781

Effects of exchange rate changes on cash and cash equivalents		1,703	(920)	42	—

Net increase in cash and cash equivalents		2,528	1,900	817	226
Cash and cash equivalents 1 January		50,021	48,121	309	83

Cash and cash equivalents 31 December		52,549	50,021	1,126	309

* See Note 48 on the accounts.

Notes on the accounts

Introduction

IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ were implemented by the Group on 1 January 2005 and applied prospectively from that date and, as permitted by IFRS, without restating comparatives. Consequently, in the notes on the accounts affected by these standards, comparative data for 2004 in accordance with previous GAAP have been presented.

1 Income from trading activities		Group

		2005 £m	2004 £m

Foreign exchange(1)		683	616
Securities
–	equities(2)	39	36
–	debt(3)	1,023	811
Interest rate derivatives(4)		598	525

		2,343	1,988

Notes:
(1)	Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding
(2)	Includes equities, equity derivatives, commodity contracts and related hedges and funding.
(3)	Includes debt securities and related hedges and funding.
(4)	Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2 Operating expenses
	Group

	2005 £m	2004 £m

Administrative expenses
Staff costs
Wages, salaries and other staff costs	5,084	4,421
Social security costs	354	295
Share-based compensation	44	36
Pension costs (see note 3)
– defined benefit schemes	462	397
– defined contribution schemes	48	39

	5,992	5,188
Premises and equipment	1,313	1,177
Other	2,816	2,323

	10,121	8,688
Depreciation and amortisation
Property plant and equipment (see note 18)	1,326	1,155
Intangible assets (see note 17)	499	519

	11,946	10,362

The average number of persons employed by the Group during the year, excluding temporary staff, was 144,900 (2004 – 133,300).

Notes on the accounts continued

3 Pension costs

The Group operates a number of pension schemes which are predominantly defined benefit schemes whose assets are independent of the Group’s finances. In addition to The Royal Bank of Scotland Group Pension Fund (‘Main Scheme’), the Group operates a number of other UK and overseas pension schemes.

It also provides other post-retirement benefits, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Main Scheme		All Schemes

Principal actuarial assumptions at 31 December (weighted average)	2005	2004	2005	2004

Discount rate	4.8%	5.4%	4.8%	5.4%
Expected return on plan assets	6.5%	6.7%	6.5%	6.8%
Rate of increase in salaries	4.0%	4.0%	3.9%	3.9%
Rate of increase in pensions in payment	2.7%	2.7%	2.6%	2.7%
Inflation assumption	2.7%	2.7%	2.7%	2.7%

The expected return on plan assets at 31 December is based upon the weighted average of the following assumptions of the returns on the major classes of plan assets:

	Main Scheme		All Schemes

	2005	2004	2005	2004

Equities	7.7%	8.1%	7.7%	8.1%
Index-linked bonds	4.1%	4.5%	4.1%	4.5%
Government fixed interest bonds	4.1%	4.5%	4.1%	4.5%
Corporate and other bonds	4.8%	5.4%	4.8%	5.4%
Property	5.9%	6.3%	5.9%	6.3%
Cash and other assets	4.2%	4.6%	3.7%	4.5%

The expected return on Main Scheme plan assets at 31 December 2004 has been adjusted to reflect the investment, in early January 2005, of payments made to the fund on 31 December and included as cash and other assets at that date.

Post-retirement mortality assumptions (Main Scheme)		2005	2004	2003

Longevity at age 60 for current pensioners (years)
Males		25.4	25.4	23.5
Females		28.2	28.2	25.3

Longevity at age 60 for future pensioners (years)
Males		26.2	26.2	24.8
Females		29.0	29.0	26.5

	Main Scheme			All Schemes

Changes in value of net pension liability	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension liability £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension liability £m

At 1 January 2004	11,797	13,594	1,797	12,862	14,898	2,036

Currency translation and other adjustments	—	—	—	(18)	(9)	9
Income statement:
Expected return	838		(838)	920		(920)
Interest cost		759	759		837	837
Current service cost		400	400		469	469
Past service cost		—	—		11	11
	838	1,159	321	920	1,317	397
Statement of recognised income and expense:
Actuarial gains and losses	392	1,825	1,433	408	2,009	1,601
Acquisitions of subsidiaries	—	—	—	45	88	43
Contributions by employer	1,069		(1,069)	1,146		(1,146)
Contributions by plan participants	—	—		3	3
Benefits paid	(494)	(494)		(534)	(534)
Expenses included in service cost	(33)	(33)		(34)	(34)

At 31 December 2004	13,569	16,051	2,482	14,798	17,738	2,940

Currency translation and other adjustments	—	—	—	26	26	—
Income statement:
Expected return	930		(930)	1,017		(1,017)
Interest cost		865	865		953	953
Current service cost		447	447		522	522
Past service cost		3	3		4	4
	930	1,315	385	1,017	1,479	462
Statement of recognised income and expense:
Actuarial gains and losses	1,556	2,273	717	1,660	2,459	799
Disposal of subsidiaries	—	—	—	—	(14)	(14)
Contributions by employer	380		(380)	452		(452)
Contributions by plan participants	—	—		4	4
Benefits paid	(504)	(504)		(550)	(550)
Expenses included in service cost	(17)	(17)		(19)	(19)

At 31 December 2005	15,914	19,118	3,204	17,388	21,123	3,735

The Group expects to contribute £444 million to its defined benefit pension schemes in 2006 (Main Scheme – £384 million). Of the net pension liability, £104 million (2004 – £95 million) relates to unfunded schemes.

Notes on the accounts continued

3 Pension costs (continued)
	Main Scheme		All Schemes

Major plan assets as a percentage of total plan assets	2005	2004	2005	2004

Equities	61.3%	56.7%	61.6%	57.2%
Index-linked bonds	18.1%	16.5%	16.8%	15.3%
Government fixed interest bonds	1.8%	2.1%	2.6%	2.8%
Corporate and other bonds	14.6%	12.5%	14.6%	12.7%
Property	3.6%	3.1%	3.7%	3.2%
Cash and other assets	0.6%	9.1%	0.7%	8.8%

The pension plan assets include a holding of the company’s ordinary shares with a fair value of £78 million (2004 – £73 million), of which £76 million (2004 – £71 million) are held in the Main Scheme which also holds financial instruments issued by the Group with a value of £299 million (2004 – £726 million).

Cumulative net actuarial losses of £2,400 million (2004 – £1,601 million) have been recognised in the statement of recognised income and expense, of which £2,150 million (2004 – £1,433 million) relate to the Main Scheme.

	Main Scheme			All Schemes

History of defined benefit schemes	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m

Present value of defined benefit obligations	19,118	16,051	13,594	21,123	17,738	14,898
Fair value of plan assets	15,914	13,569	11,797	17,388	14,798	12,862

Net deficit	3,204	2,482	1,797	3,735	2,940	2,036

Experience losses on plan liabilities	(41)	(624)		(68)	(631)
Experience gains on plan assets	1,556	392		1,660	408
Actual return on pension schemes assets	2,486	1,230		2,677	1,328

4 Operating profit before tax

Operating profit before tax is stated after taking account of the following:		Group

		2005 £m	2004 £m

Income	Sales of available-for-sale securities
	– Gross gains	683
	– Gross losses	(16)

	– Net profit	667

	Sales of investment securities
	– Gross gains		197
	– Gross losses		(30)

	– Net profit		167

	Dividend income	108	79
	Share of associated undertakings’ net profit	41	24
	Rental income from investment properties	250	241
	Net gains on financial assets and liabilities
	designated as at fair value through profit or loss	364
Expenses	Interest on subordinated liabilities	1,271	681
	Direct operating expenses of investment properties	61	72
	Integration expenditure* relating to:
	– acquisition of NatWest	129	280
	– other acquisitions	329	240

* Integration expenditure comprises:
	Staff costs	148	83
	Premises and equipment	39	35
	Other administrative expenses	131	149
	Depreciation and amortisation	140	253

		458	520

Auditors’ remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:	Group

	2005 £m	2004 £m

Audit services
– Statutory audit	9.9	8.2
– Audit related including regulatory reporting*	7.0	1.1

	16.9	9.3

Further assurance services	6.8	3.0

Tax services
– Compliance services	0.2	0.2
– Advisory services	—	0.2

	0.2	0.4

Other services	0.4	3.0

Total	24.3	15.7

* Includes fees relating to the transition to IFRS and work in respect of US Sarbanes-Oxley Act Section 404 reporting requirements.

The auditors’ remuneration for statutory audit of the company was £0.1 million (2004 – £0.1 million). Non–audit fees paid to the auditors and their associates in the UK was £12.4 million (2004 – £6.4 million).

5 Tax	Group

	2005 £m	2004 £m

Current taxation:
UK corporation tax charge for the year at 30%	2,280	2,091
Over provision in respect of prior periods	(101)	(168)
Relief for overseas taxation	(171)	(212)

	2,008	1,711
Deferred taxation:
Current year charge	477	333
Over provision in respect of prior periods	(107)	(49)

Tax charge for the year	2,378	1,995

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2005 £m	2004 £m

Expected tax charge	2,381	2,185
Interest on subordinated debt not allowable for tax	79	—
Non-deductible items	230	110
Non-taxable items	(166)	(128)
Taxable foreign exchange movements	(10)	(10)
Foreign profits taxed at other rates	77	49
Unutilised losses brought forward and carried forward	(5)	6
Adjustments relating to prior periods	(208)	(217)

Actual tax charge for the year	2,378	1,995

(1)	Deferred tax assets of £51 million (2004 – £110 million) resulting from tax losses carried forward of £150 million (2004 – £291 million) have not been recognised as it is currently not certain that the assets will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.

Notes on the accounts continued

6 Profit attributable to preference shareholders	Group

	Dividends paid to equity preference shareholders 2005 £m	Finance cost included in interest payable 2005 £m	Finance cost of preference shares 2004 £m

Non-cumulative preference shares of US$0.01	58	115	105
Non-cumulative convertible preference shares of US$ 0.01	—	73	90
Non-cumulative convertible preference shares of €0.01	—	9	33
Non-cumulative preference shares of €0.01	51	—	4
Non-cumulative convertible preference shares of £0.01	—	15	15
Appropriation for premium payable on redemption and issue costs	—	8	9

Total(3)	109	220	256

Equity			15
Non-equity			241

Notes:
(1)	In the year ended 31 December 2005, dividends of £55,000 (2004 – £55,000) were paid on the 11% cumulative preference shares of £1 and dividends of £22,000 (2004 – £22,000) were paid on the 5.5% cumulative preference shares of £1.
(2)	Following the implementation of IAS 32 on 1 January 2005, several of the Group’s preference share issues are now included in subordinated liabilities and the finance cost thereon is included in interest payable.
(3)	Between 1 January 2006 and the date of approval of these accounts, dividends amounting to US$39 million have been declared in respect of equity preference shareholders for payment on 31 March 2006.

7 Ordinary dividends	Group

	2005 p per share	2004 p per share	2005 £m	2004 £m

Final dividend for previous year declared during the current year	41.2	35.7	1,308	1,059
Interim dividend	19.4	16.8	619	529

Total dividends paid on ordinary equity shares	60.6	52.5	1,927	1,588

Final dividends are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on 28 April 2006, a dividend in respect of 2005 of 53.1 pence per share (2004 – 41.2 pence per share) amounting to a total of £1.7 billion (2004 – £1.3 billion) is to be proposed. The financial statements for the year ended 31 December 2005 do not reflect this dividend which, if approved, will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2006.

8 Profit dealt with in the accounts of the company

As permitted by section 230(3) of the Companies Act 1985, the primary financial statements of the company do not include an income statement. Condensed information is set out below:

	Company

	2005 £m	2004 £m

Dividends received from banking subsidiary	2,082	3,000
Dividends received from other subsidiaries	100	—

Total income	2,182	3,000
Interest receivable from subsidiaries	577	313
Interest payable to subsidiaries	(189)	(150)
Other net interest payable and operating expenses	(638)	(273)

Operating profit before tax	1,932	2,890
Tax	142	(16)

Profit for the year	2,074	2,874

Profit attributable to:
Ordinary shareholders	1,965	2,618
Other shareholders	109	256

	2,074	2,874

9 Earnings per ordinary share

The earnings per share are based on the following:	Group

	2005 £m	2004 £m

Earnings:
Profit attributable to ordinary shareholders	5,392	4,856
Add back dividends on dilutive convertible non-equity shares	65	66

Diluted earnings attributable to ordinary shareholders	5,457	4,922

	Number of shares – millions

Number of ordinary shares:
Weighted average number of ordinary shares in issue during the year	3,183	3,085
Effect of dilutive share options and convertible non-equity shares	60	73

Diluted weighted average number of ordinary shares during the year	3,243	3,158

All convertible preference shares have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share. In 2004, $1,500 million of convertible preference shares was not included in the computation of diluted earnings per share as their effect was anti-dilutive.

10 Treasury bills and other eligible bills			Group

			2005 £m	2004 £m

Treasury bills and similar securities			5,402	5,538
Other eligible bills			136	572

			5,538	6,110

Held-for-trading			3,004
Available-for-sale			2,534

			5,538

11 Loans and advances to banks	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Held-for-trading	44,965		—
Designated as at fair value through profit or loss	282		—
Loans and receivables	25,340		9,122

	70,587	61,073	9,122	4,106

Amounts above include:
Items in the course of collection from other banks	2,901	2,629
Due from subsidiaries			9,122	4,106

12 Loans and advances to customers	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Held-for-trading	53,963		—
Designated as at fair value through profit or loss	616		—
Loans and receivables	350,960		567
Finance leases	11,687		—

	417,226	347,251	567	305

Amounts above include:
Due from subsidiaries			567	305
Subordinated advances		220		—

Notes on the accounts continued

12 Loans and advances to customers (continued)

Securitisations

The Group engages in securitisation transactions of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. In such transactions, the assets, or interests in the assets, are transferred generally to a special purpose entity which then issues liabilities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policies on page 93). The Group has securitisations in each of these categories.

Continued recognition

The table below sets out the asset categories together the carrying amounts of the assets and associated liabilities.

	2005		2004

Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Residential mortgages (1, 2)	2,388	2,366	1,519	1,479
Finance lease receivables (1, 3)	1,467	1,170	1,897	1,502
Other loans (1, 4)	2,189	1,543	1,713	1,313
Credit card receivables (5)	2,891	2,836	1,133	1,133
Commercial paper conduits (6)	6,688	6,685	4,704	4,696

(1)	At 31 December 2004, in accordance with previous GAAP, the financial assets in these categories were derecognised to the extent of non-recourse finance as the arrangements qualified for the linked presentation.
(2)	Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm’s length fixed/floating interest rate swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. In 2004, the Group recognised net income of £26 million.
(3)	Certain finance lease receivables (leveraged leases) involve the Group as lessor obtaining non-recourse funding from third parties. This financing is secured on the underlying leases and the provider of the finance has no recourse whatsoever to the other assets of the Group. In 2004, the Group recognised net income of £13 million.
(4)	Other loans originated by the Group have been transferred to special purpose vehicles funded through the issue of notes. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses. In 2004, the Group recognised net income of £37 million.
(5)	Credit card receivables in the UK have been securitised. Notes have been issued by a special purpose vehicle. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge offs).
(6)	The Group sponsors commercial paper conduits. Customer assets are transferred into an SPE which issues notes in the commercial paper market. The Group supplies certain services and contingent liquidity support to these vehicles on an arm’s length basis as well as programme credit enhancement.

Continuing involvement

In certain US securitisations of residential mortgages substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, of the assets and continues to recognise the assets to the extent of its continuing involvement. Securitised assets were £39.8 billion; retained interests £863 million; subordination assets £609 million and related liabilities £609 million.

Derecognition

Other securitisations of the Group’s financial assets in the US qualify for derecognition as substantially all the risks and rewards of the assets been transferred The Group continues to recognise any retained interests in the securitisation vehicles.

Disclosures are given below about those securitisations of financial assets undertaken by the Group that resulted in derecognition or recognition to the extent of continuing involvement. The Group has classified these securitisations into three broad categories: US Agency, consumer, and commercial securitisations. During 2005, the Group received proceeds of approximately £46.3 billion from securitisation trusts in connection with new securitisations of Group assets and £9.6 billion in connection with securitisation of third-party assets.

The Group recognised net pre-tax gains of approximately £182 million (2004 – £111 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction costs, and exclude any results attributable to hedging activities, interest income, funding costs, and changes in asset values prior to, and in retained interest values subsequent to, the securitisation date.

At 31 December 2005, the fair value of the Group’s retained interests was approximately £2.1 billion (2004 – £1.4 billion). These retained interests comprise approximately £1,179 million in US Agency based retained interests, £764 million in consumer based retained interests and £128 million in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years. Cash flows received in 2005 from retained interests held at 31 December 2005 in connection with securitisations that took place in current and prior years amounted to approximately £481 million (2004 – £383 million).

Notes on the accounts continued

12 Loans and advances to customers (continued)

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	U.S. Agency retained interests		Consumer retained interests		Commercial retained interests

Prepayment speed	139 – 690PSA		16 – 44% CPR	(1)	0 – 100 CPY	(1)
Weighted average life	1 – 20 years		1 – 10 years		1 – 20 years
Cash flow discount rate	0– 26%		4– 90%		5– 81%
Credit losses	N/A	(3)	0 – 2% CDR	(4)	N/A	(5)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2005 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions/impact on fair value	U.S. Agency retained interests		Consumer retained interests		Commercial retained interests

Fair value of retained interests at 31 December 2004	£1,179 million		£764 million		£128 million
Prepayment speed(6)	9 – 25% CPR	(1)	16 – 80% CPR	(1)	0 – 75 CPY	(2)
Impact on fair value of 10% adverse change	£0.5 million		£26.1 million		—
Impact on fair value of 20% adverse change	£0.6 million		£47.1 million		—
Weighted average life	0 – 19 years		1 – 10 years		1 – 20 years
Cash flow discount rate	0– 26%		4– 96%		5– 81%
Impact on fair value of 10% adverse change	£33.5 million		£23.8 million		£4.7 million
Impact on fair value of 20% adverse change	£65.1 million		£46.0 million		£9.1 million
Credit losses	N/A	(3)	0 – 2% CDR	(4)	N/A	(5)
Impact on fair value of 10% adverse change	N/A		£10.9 million		N/A
Impact on fair value of 20% adverse change	N/A		£19.8 million		N/A

Notes:
(1)	Constant prepayment rate – the CPR range represents the low and high points of a dynamic CPR curve.
(2)	CPR with yield maintenance provision and thus prepayment risk is limited.
(3)	Population consists of securities whose collateral is guaranteed by US Government sponsored entities and therefore, no credit loss has been assumed.
(4)	Constant default rate.
(5)	Population consists of only investment grade senior tranches; therefore, no credit losses are included in the assumptions.
(6)	Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and commercial retained interests have been stressed on a security level basis.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Group might take to mitigate the effect of any adverse changes in one or more key assumptions.

Mortgage-backed securities

The Group sells originated mortgage loans to US Agencies in return for securities backed by these loans and guaranteed by the Agency whilst retaining the rights to service the mortgages. These securities may be subsequently sold. The purchaser has recourse to the Group for losses up to pre-determined levels on certain designated mortgages. The Group is not obliged, and does not intend, to support losses that may be suffered by the Agencies. Under the terms of the sale agreements, the Agencies have agreed to seek repayment only from the cash from the mortgage loans. Once the securities exchanged for the loans have been sold the Group’s exposure is restricted to the amount of the recourse. At 31 December 2005 mortgages amounting to £385 million (2004 - £472 million) had been sold with recourse and the related securities sold. These loans have been derecognised; they qualified for the linked presentation under previous GAAP.

13 Debt securities					Group

2005					UK government £m	Other government £m	Other public sector body £m	Bank and building society £m	Other issuers £m	Total £m

Held-for-trading					4,386	18,073	257	8	57,929	80,653
Designated as at fair value through profit or loss					451	7	—	864	2,669	3,991
Available-for-sale					662	17,807	40	9,613	7,411	35,533
Loans and receivables					—	—	—	—	788	788

At 31 December 2005					5,499	35,887	297	10,485	68,797	120,965

Available-for-sale
Gross unrealised gains					9	9	—	7	41	66
Gross unrealised losses					(7)	(277)	(1)	(6)	(64)	(355)

2004

Investment securities					757	14,135	309	9,355	10,987	35,543
Other securities					1,866	12,457	37	1,701	42,304	58,365

At 31 December 2004(1)					2,623	26,592	346	11,056	53,291	93,908

Investment securities:
Book value					757	14,135	309	9,355	10,987	35,543
Gross unrecognised gains					2	85	1	5	78	171
Gross unrecognised losses					(22)	(44)	—	(4)	(285)	(355)

Valuation at 31 December 2004					737	14,176	310	9,356	10,780	35,359

(1) Amounts above include subordinated debt securities of £644 million at 31 December 2004.

2005								Listed £m	Unlisted £m	Total £m

Held-for-trading								41,544	39,109	80,653
Designated as at fair value through profit or loss								3,043	948	3,991
Available-for-sale								34,074	1,459	35,533
Loans and receivables								—	788	788

At 31 December 2005								78,661	42,304	120,965

2004

Investment securities								25,647	9,896	35,543
Other securities								30,946	27,419	58,365

At 31 December 2004								56,593	37,315	93,908

The following table shows the Group’s available-for-sale debt securities by remaining maturity and the related yield (based on weighted averages) as at 31 December 2005.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

UK government	111	7.0	357	5.6	187	5.5	7	2.3	662	5.8
US government, federal agencies and states	52	2.2	292	2.3	829	1.9	14,976	3.6	16,149	3.5
Other government	604	1.9	1,088	4.1	4	5.0	3	4.5	1,699	3.3
Corporate debt securities	640	3.8	1,492	3.9	222	4.7	191	5.1	2,545	4.0
Mortgage-backed securities	27	4.7	13	6.0	511	5.8	3,230	3.6	3,781	3.9
Bank and building society	7,853	4.3	1,567	3.9	156	4.1	37	4.5	9,613	4.3
Other	837	3.1	56	2.8	3	6.8	188	4.8	1,084	3.4

Total fair value	10,124	4.1	4,865	4.0	1,912	3.8	18,632	3.6	35,533	3.8

Notes on the accounts continued

13 Debt securities (continued)

The table below shows the number and fair value of available-for-sale debt-securities that were in an unrealised loss position at 31 December 2005.

	Less than 12 months			More than 12 months		Total

Issued by	Number of issues	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m

UK government	9	—	—	217	7	217	7
US government, federal agencies and states	511	13,390	228	1,475	35	14,865	263
Other government	54	1,136	7	149	7	1,285	14
Corporates	21	157	3	54	1	211	4
Mortgage-backed securities	110	2,797	55	149	4	2,946	59
Bank and building society	159	5,417	4	156	2	5,573	6
Other	5	—	2	6	—	6	2

	869	22,897	299	2,206	56	25,103	355

The Group considers that unrealised losses on available-for-sale debt securities are temporary principally because they reflect changes in benchmark interest rates.

14 Equity shares		Group

		Listed £m	Unlisted £m	2005 Total £m	Listed £m	Unlisted £m	2004 Total £m

Held-for-trading		2,937	4	2,941
Designated as at fair value through profit or loss		2,113	428	2,541
Available-for-sale		704	3,115	3,819

		5,754	3,547	9,301

Investment securities					1,213	1,227	2,440
Other securities					2,282	1	2,283

At 31 December					3,495	1,228	4,723

Available-for-sale
Gross unrealised gains		168	54	222
Gross unrealised losses		(5)	(8)	(13)

		163	46	209

Investment securities
Book value					1,213	1,227	2,440
Gross unrecognised gains					356	169	525
Gross unrecognised losses					(78)	(5)	(83)

					1,491	1,391	2,882

Unquoted equity investments at cost include £1.8 billion attributable to the Group’s investment in Bank of China which was completed on 31 December 2005. Also included are equity investments in the Federal Home Loans Bank and Federal Reserve Bank that are redeemable at cost (£0.8 billion). The remaining investments at cost cannot be measured reliably and comprised numerous small shareholdings including those received on trouble debt restructuring. Disposals in the year generated gains of £85 million.

At 31 December 2005 the £13 million gross unrealised losses represented 23 equity issues with fair value of £30 million which were in an unrealised loss position for less than 12 months.

15 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Company

	2005 £m	2004 £m

At 1 January	21,900	15,497
Implementation of IAS 32 and IAS 39 on 1 January 2005	(4,004)	—
Currency translation and other adjustments	(6)	(399)
Additions	2,961	6,802

At 31 December	20,851	21,900

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank and RBS Insurance Group Limited are directly owned by the company, and all of the other subsidiary undertakings are wholly owned directly, or indirectly through intermediate holding companies, by these companies. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation

The Royal Bank of Scotland plc	Banking	Great Britain
National Westminster Bank Plc (1)	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co(2)	Private banking	Great Britain
Greenwich Capital Markets, Inc.	Broker dealer	US
RBS Insurance Group Limited	Insurance	Great Britain
Ulster Bank Limited(3)	Banking	Northern Ireland

Notes:
(1)	The company does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0Q5.
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.

Notes on the accounts continued

16 Impaired and past-due financial assets	Group

2005	Cost £m	Provision £m	Net book value £m

Impaired financial assets
Loans and receivables and finance leases	5,926	3,344	2,582
Available-for-sale	316	132	184

	6,242	3,476	2,766

	Group

	2005 £m	2004 £m

Impairment losses charged to the income statement
Loans and receivables and finance leases (see table below)	1,703
Available-for-sale	4
Loans and advances (see table below)		1,402
Amounts written-off fixed asset investments		83

Total	1,707	1,485

The following table shows impairment losses for loans and receivables and finance leases (2004 – loans and advances).

	Group

	2005 £m	Specific £m	General £m	2004 Total £m

At 1 January	4,174	3,332	553	3,885
Implementation of IAS 39	(29)	—	—	—
Currency translation and other adjustments	51	(22)	(76)	(98)
Acquisitions	—	222	68	290
Amounts written-off (1)	(2,040)	(1,449)	—	(1,449)
Recoveries of amounts previously written-off	172	144	—	144
Charged to the income statement	1,703	1,386	16	1,402
Unwind of discount	(144)	—	—	—

At 31 December (2)	3,887	3,613	561	4,174

(1)	Amounts written-off during the year include £2 million relating to banks (2004 – nil).
(2)	Balance at 31 December 2005 includes £3 million relating to banks (2004 – £6 million).

Loan impairment

At 31 December 2005, the Group’s non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £5,937 million (2004 – £5,470 million). Loan impairment provisions of £3,344 million (2004 – £3,561 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2005 were £5,923 million (2004 – £5,264 million).

	IFRS

	2005 £m	2004 £m

Gross income not recognised but which would have been
recognised under the original terms of non-accrual and restructured loans
Domestic	334	235
Foreign	62	58

	396	293

Interest on non-accrual and restructured loans included in net interest income
Domestic	130	58
Foreign	14	7

	144	65

17 Intangible assets	Group

2005	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m

Cost:
At 1 January 2005	18,032	268	261	2,089	20,650
Currency translation and other adjustments	786	31	30	—	847
Acquisition of subsidiaries	113	—	—	—	113
Additions	—	—	34	329	363
Disposals and write-off of fully amortised assets	(108)	—	—	(124)	(232)

At 31 December 2005	18,823	299	325	2,294	21,741

Accumulated amortisation and impairment:
At 1 January 2005	—	22	22	1,364	1,408
Currency translation and other adjustments	—	5	3	—	8
Disposals and write-off of fully amortised assets	—	—	—	(106)	(106)
Charge for the year	—	58	39	402	499

At 31 December 2005	—	85	64	1,660	1,809

Net book value at 31 December 2005	18,823	214	261	634	19,932

2004

Cost:
At 1 January 2004	13,131	—	—	1,827	14,958
Currency translation and other adjustments	(518)	(18)	(2)	—	(538)
Acquisition of subsidiaries	5,435	286	263	—	5,984
Additions	—	—	—	303	303
Disposals and write-off of fully amortised assets	(16)	—	—	(41)	(57)

At 31 December 2004	18,032	268	261	2,089	20,650

Accumulated amortisation and impairment:
At 1 January 2004	—	—	—	931	931
Currency translation and other adjustments	—	(1)	—	—	(1)
Disposals and write-off of fully amortised assets	—	—	—	(41)	(41)
Charge for the year	—	23	22	474	519

At 31 December 2004	—	22	22	1,364	1,408

Net book value at 31 December 2004	18,032	246	239	725	19,242

The weighted average amortisation period of purchased intangible assets, other than goodwill, subject to amortisation are:		The amortisation expense for each of the next five years is currently estimated to be:

	Years		£m

Core deposit intangibles	6	2006	113
Other purchased intangibles	7	2007	113
		2008	113
		2009	67
		2010	20

Notes on the accounts continued

17 Intangible assets (continued)

Impairment review

			Goodwill

Significant Business Division	Acquisition	Cash generating unit	2005 £m	(1)	2004 £m	Basis of valuation	Key assumptions

UK Corporate Banking	NatWest*	Core corporate banking	1,888		1,888(2)	Earnings	Allocation of
							common
Global Banking & Markets	NatWest*	Financial markets	1,563		1,563(2)	Earnings	resources

Retail Banking	NatWest*	NatWest Retail	3,095		2,721(2)	Earnings

Citizens	Mellon	Mid-Atlantic	1,209		1,197(1)	Expected earnings	Mellon business
						and cash generation	typical of recent
						multiples, including control premium	transactions in the same region

Citizens	Charter One	Charter One	4,471			Value-in-use:	Terminal growth
(acquired 2004)						cash flow	rate after year 7**

RBS Insurance	Churchill	Churchill Group	794		775(1)	Value-in-use:	Terminal growth
						cash flow	rate after year 7**

(1)	As at 30 September.
(2)	As at 1 January 2004.
*	Of the overall goodwill arising from the acquisition of NatWest in 2000, £2.7 billion (2004 – £3.1 billion) has been allocated to cash generating units other than those shown above.
**	The key valuation parameters are the same as those used to support the Group’s decision to purchase the businesses.

18 Property, plant and equipment	Group

2005	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m

Cost or valuation:
At 1 January 2005	4,162	2,878	404	842	3,143	9,447	20,876
Currency translation and other adjustments	(55)	17	11	18	67	469	527
Reclassifications	(2)	34	(31)	—	(1)	—	—
Additions	348	331	25	322	597	3,136	4,759
Subsequent expenditure on investment properties	53	—	—	—	—	—	53
Change in fair value of investment properties	26	—	—	—	—	—	26
Disposals and write-off of fully depreciated assets	(176)	(560)	(71)	(127)	(466)	(1,372)	(2,772)
Disposals of subsidiaries	(9)	(19)	—	(10)	(30)	(111)	(179)

At 31 December 2005	4,347	2,681	338	1,045	3,310	11,569	23,290

Accumulated depreciation and amortisation:
At 1 January 2005	—	417	138	280	1,831	1,782	4,448
Currency translation and other adjustments	—	4	—	6	31	141	182
Disposals and write-off of fully depreciated assets	—	(91)	(24)	(29)	(340)	(159)	(643)
Disposals of subsidiaries	—	—	—	(2)	(21)	(53)	(76)
Depreciation charge for the year	—	60	7	64	390	805	1,326

At 31 December 2005	—	390	121	319	1,891	2,516	5,237

Net book value at 31 December 2005	4,347	2,291	217	726	1,419	9,053	18,053

				Group

2004	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m

Cost:
At 1 January 2004	4,076	2,635	312	655	2,712	7,537	17,927
Currency translation and other adjustments	2	(18)	—	(10)	(42)	(184)	(252)
Reclassifications	—	1	(5)	(5)	9	—	—
Acquisition of subsidiaries	—	164	32	41	133	487	857
Additions	164	589	86	212	691	2,841	4,583
Disposals and write-off of fully depreciated assets	(80)	(493)	(21)	(51)	(360)	(1,234)	(2,239)

At 31 December 2004	4,162	2,878	404	842	3,143	9,447	20,876

Accumulated depreciation and amortisation:
At 1 January 2004	—	407	129	280	1,537	1,327	3,680
Currency translation and other adjustments	—	(1)	3	(3)	(17)	(29)	(47)
Reclassifications	—	—	—	(2)	2	—	—
Acquisition of subsidiaries	—	—	5	—	14	28	47
Disposals and write-off of fully depreciated assets	—	(19)	(2)	(4)	(130)	(232)	(387)
Depreciation charge for the year	—	30	3	9	425	688	1,155

At 31 December 2004	—	417	138	280	1,831	1,782	4,448

Net book value at 31 December 2004	4,162	2,461	266	562	1,312	7,665	16,428

	2005	2004
	£m	£m

Contracts for future capital expenditure not provided for in the accounts
at the year end (excluding investment properties)	38	447
Contractual obligations to purchase, construct or develop investment
properties or to repair, maintain or enhance investment property	4	155
Property, plant and equipment pledged as security	1,250	1,268

Investment properties are valued to reflect fair market value. Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2005 valuation for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties includes £100 million (2004 – £74 million) of appreciation since purchase. This increase would normally be realised on disposal of the properties. Premises include £84 million (2004 – £570 million) assets in the course of construction.

Notes on the accounts continued

19 Derivatives at fair value

Companies in the Group enter into various off-balance sheet financial instruments (derivatives) as principal either as a trading activity or to manage balance sheet foreign exchange and interest rate risk. Derivatives include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures.

Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

The Group enters into fair value and cash flow hedges and hedges of net investments in foreign operations. Fair value hedges principally involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Similarly the majority of the Group’s cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities and hedged by interest rate swaps for periods of up to 28 years. The Group hedges its net investments in foreign operations with currency borrowings.

	Group

	Total derivatives

2005	Notional amounts £bn	Assets £m	Liabilities £m

Exchange rate contracts
Spot, forwards and futures	885	10,758	10,214
Currency swaps	221	3,228	3,849
Options purchased	301	6,438	—
Options written	315	—	6,101

Interest rate contracts
Interest rate swaps	7,234	65,618	67,156
Options purchased	814	5,988	—
Options written	719	—	5.557
Futures and forwards	1,482	268	325

Credit derivatives	217	1,455	1,355

Equity and commodity contracts	61	1,910	1,881

		95,663	96,438

Included in the above are cash flow hedging derivatives as follows:
Spot, forwards and futures		5	25
Interest rate swaps		431	373

Included in the above are fair value hedging derivatives as follows:
Interest rate swaps		1,096	676

The company held derivative assets at fair value amounting to £55 million (notional amounts £1 billion).

	Group

		Trading derivatives Fair value

2004	Notional amounts £bn	Assets £m	Liabilities £m

Exchange rate contracts
Spot, forwards and futures	746	17,133	18,566
Currency swaps	178	6,281	6,314
Options purchased	243	5,797	—
Options written	256	—	5,324

Interest rate contracts
Interest rate swaps	4,939	54,964	55,360
Options purchased	296	3,168	—
Options written	287	—	3,274
Futures and forwards	1,091	475	479

Credit derivatives	59	264	285

Equity and commodity contracts	41	1,227	783

		89,309	90,385
Effect of netting		(71,509)	(71,509)

		17,800	18,876

Non-trading derivatives

Under previous GAAP, hedging derivatives were accounted for in accordance with the treatment of the hedged transaction. As a result any gains or losses on the hedging instrument arising from changes in fair values were not recognised in the profit and loss account immediately but accounted for in the same manner as the hedged item. The Group established such non-trading derivative positions externally with third parties and also internally. The tables below include the components of the internal hedging programme that transferred risks to the trading portfolio or to external third party participants in the derivatives market.

	Group

		Fair value		Book value

2004	Notional amounts £bn	Positive £m	Negative £m	Assets £m	Liabilities £m

Exchange rate contracts
Spot, forwards and futures	21	46	665	35	603
Currency swaps and options	5	349	227	234	123

Interest rate contracts
Interest rate swaps	121	1,617	1,342	623	650
Futures, forwards and options	14	71	318	2	2

Credit derivatives	1	4	11	—	6

Equity and commodity contracts	2	207	62	102	15

		2,294	2,625	996	1,399

Notes on the accounts continued

19 Derivatives at fair value (continued)	Group

2004	Unrecognised gains and losses £m	Deferred gains and losses £m

As at 1 January 2004 – gains	2,236	213
As at 1 January 2004 – losses	(2,205)	(34)

	31	179
Recognised gains that arose in previous periods	(781)	(65)
Recognised losses that arose in previous periods	537	4
Unrecognised gains and losses arising in the year	224	—
Unrecognised gains and losses deferred in the year	61	(61)
Unrecognised gains and losses deferred and taken to profit or loss in the year	—	(30)

At 31 December 2004	72	27

Of which – gains	1,571	483
Of which – losses	(1,499)	(456)

	72	27

Maturity of replacement cost of over-the-counter contracts (trading and non-trading)

Replacement cost indicates the Group’s derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. The replacement cost of internal trades is not included as there is no credit risk associated with them.

	Group

2004	Within one year £m	One to five years £m	Over five years £m	Total £m

Before netting
Exchange rate contracts	21,812	5,414	2,018	29,244
Interest rate contracts	6,777	24,932	27,287	58,996
Credit derivatives	—	107	157	264
Equity and commodity contracts	604	777	13	1,394

	29,193	31,230	29,475	89,898

Financial institutions				70,417
Others				19,481

				89,898

20 Prepayments, accrued income and other assets	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Prepayments	1,274	1,505	—	—
Accrued income	857	4,541	—	208
Deferred expenses	372	898	—	—
Other assets	6,295	4,668	147	110

	8,798	11,612	147	318

Amounts above include:
Due from subsidiaries			—	313

21 Deposits by banks	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Held-for-trading	32,067		—
Amortised cost	78,340		951

	110,407	99,883	951	174

Amounts above include:
Items in the course of transmission to other banks	722	802
Due to subsidiaries			944	108

22 Customer accounts	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Held-for-trading	34,645		—
Designated as at fair value through profit or loss (1)	3,683		—
Amortised cost	304,539		55

	342,867	283,315	55	—

Amounts above include:
Due to subsidiaries			55	—

(1)	The amounts include insurance linked liabilities with a carrying value of £2,296 million. The carrying amount of other customer accounts designated as at fair value through profit or loss is £114 million greater than amortised cost. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable by the Group.

23 Debt securities in issue	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Held-for-trading	1,469		—
Designated as at fair value through profit or loss (1)	11,068		—
Amortised cost	77,883		2,942

	90,420	63,999	2,942	1,608

(1)	No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £365 million less than amortised cost.

24 Settlement balances and short positions	Group

	2005 £m	2004 £m

Settlement balances – amortised cost	6,561	4,067
Short positions – held-for-trading:
Debt securities – Government	30,749	24,619
Debt securities – Other issuers	5,355	4,002
Treasury bills and other eligible bills	1,178	302
Equity shares	145	—

	43,988	32,990

Notes on the accounts continued

25 Accruals, deferred income and other liabilities	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Notes in circulation	1,365	1,351	—	—
Current taxation	952	662	—	18
Accruals	3,875	8,468	13	83
Deferred income	3,333	3,095	—	—
Provisions for liabilities and charges (see table below)	162	198	—	—
Other liabilities	4,560	3,874	1	200

	14,247	17,648	14	301

Amounts above include:
Due to subsidiaries			1	150

(1) Other liabilities include £10 million (2004 – £20 million) in respect of share-based compensation.

			Group

Provisions for liabilities and charges		Property(1) £m	Other(2) £m	Total £m

At 1 January 2005		164	34	198
Currency translation and other movements		1	(1)	—
Charge to income statement		7	7	14
Releases to income statement		(14)	(2)	(16)
Provisions utilised		(29)	(5)	(34)

At 31 December 2005		129	33	162

Notes:
(1)	The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.
(2)	Other provisions arise in the normal course of business.

26 Deferred taxation

Provision for deferred taxation has been made as follows:	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Deferred tax liability	1,695	2,061	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 20)	(156)	(47)	(3)	—

Net deferred tax	1,539	2,014	(3)	—

	Group

	Accelerated capital Pension allowances		Provisions	Deferred gains	Other transition	Fair value of financial instruments	Intangibles	Hedging	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2004 under UK GAAP	75	2,440	(686)	38	—	—	—	—	121	1,988
Implementation of IFRS (excluding IAS 32 and IAS 39)	(582)	(75)	—	109	7	—	243	—	(2)	(300)

At 1 January 2004 restated	(507)	2,365	(686)	147	7	—	243	—	119	1,688
Charge to income statement	(68)	419	2	(12)	(44)	—	(79)	—	66	284
Charge to equity directly	(424)	(6)	4	—	56	—	(2)	—	7	(365)
Acquisitions of subsidiaries	—	514	—	7	(6)	—	—	—	—	515
Other	—	(87)	22	—	—	—	—	—	(43)	(108)

At 1 January 2005	(999)	3,205	(658)	142	13	—	162	—	149	2,014
Implementation of IAS 32 and IAS 39	—	—	(24)	—	(288)	65	—	12	—	(235)

At 1 January 2005 restated	(999)	3,205	(682)	142	(275)	65	162	12	149	1,779
Charge to income statement	53	433	52	(21)	(52)	48	(18)	—	(125)	370
Charge to equity directly	(238)	—	—	—	—	(217)	—	(59)	(39)	(553)
Other	2	15	(34)	—	—	(4)	4	2	(42)	(57)

At 31 December 2005	(1,182)	3,653	(664)	121	(327)	(108)	148	(45)	(57)	1,539

			Company

			Total* £m

At 1 January 2004 and 1 January 2005			—
Implementation of IAS 32 and IAS 39			(5)

At 1 January 2005 restated			(5)
Charge to equity directly			2

At 31 December 2005			(3)

* All relates to hedging.

27 Insurance liabilities
		Group

		2005 £m	2004 £m

Life assurance business:
Unit linked insurance contracts		325	306
Other insurance contracts		1,974	1,735
Investment contracts		—	2,102
General insurance business		4,913	4,504

		7,212	8,647

General insurance business

(i) Claims and loss adjustment expenses
	Group

	Gross £m	Reinsurance £m	Net £m

Notified claims	2,812	(481)	2,331
Incurred but not reported	1,087	(140)	947

At 1 January 2004	3,899	(621)	3,278
Cash paid for claims settled in the year	(3,198)	462	(2,736)
Increase in liabilities
– arising from current year claims	3,943	(484)	3,459
– arising from prior year claims	(139)	217	78
Net exchange differences	(1)	(1)	(2)

At 31 December 2004	4,504	(427)	4,077

Notified claims	3,137	(296)	2,841
Incurred but not reported	1,367	(131)	1,236

At 1 January 2005	4,504	(427)	4,077
Cash paid for claims settled in the year	(3,474)	147	(3,327)
Increase in liabilities
– arising from current year claims	4,220	(96)	4,124
– arising from prior year claims	(344)	29	(315)
Net exchange differences	7	(1)	6

At 31 December 2005	4,913	(348)	4,565

Notified claims	3,465	(208)	3,257
Incurred but not reported	1,448	(140)	1,308

At 31 December 2005	4,913	(348)	4,565

Notes on the accounts continued

27 Insurance liabilities (continued)

(ii) Provisions for unearned premiums and unexpired short term insurance risks
		Group

Unearned premium provision	Gross £m	Reinsurance £m	Net £m

At 1 January 2004	2,472	(125)	2,347
Increase in the year	423	—	423
Release in the year	—	27	27

At 31 December 2004	2,895	(98)	2,797
Release in the year	(12)	71	59

At 31 December 2005	2,883	(27)	2,856

Performance of life business (life contracts) in 2005
			Group

			2005 £m

Opening net assets			772
New business contribution			34
Profit from existing business:
Expected return			16
Experience variances			(13)

			3

Investment return variances			7
Economic assumption changes			(15)
Other			23

Closing net assets			824

New business contribution represents the present value of future profits on new insurance contract business written during the year.

Movement in provision for liabilities under life contracts and investment contracts (net of reinsurance)
		Group

		Life contracts £m	Investment contracts £m

At 1 January 2005		2,041	2,102
Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005		47
Premiums received		429	86
Fees and expenses		(11)	(21)
Investment return		252	333
Actuarial adjustments		(91)	—
Account balances paid on surrender and other terminations in the year		(368)	(204)

At 31 December 2005		2,299	2,296

Following implementation of IFRS 4 ‘Insurance Contracts’ on 1 January 2005, investment contracts have been reclassified as customer accounts.

Changes in assumptions during the year were not material to the profit recognised.

Assets backing unit-linked liabilities	2005 £m	2004 £m

Debt securities	1,497	1,491
Equity securities	2,217	1,887
Other investments	8	14
Cash and cash equivalents	49	65

The associated liabilities are:
Unit-linked contracts classified as insurance contracts	1,640	1,514
Unit-linked contracts classified as investment contracts (within customer deposits)	2,131	1,943

There are no options and guarantees relating to life assurance contracts that could in aggregate have a material effect on the amount, timing and uncertainty of the Group’s future cash flows.

Notes on the accounts continued

28 Subordinated liabilities	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Designated as at fair value through profit or loss	150		—
Amortised cost	28,124		9,242

	28,274		9,242

Dated loan capital	12,977	11,013	2,039	4,850
Undated loan capital	10,236	9,353	1,244	1,085
Preference securities – preference shares	2,840		2,344
Preference securities – trust preferred securities	2,221		3,615

	28,274	20,366	9,242	5,935

On implementation of IAS 32, certain preference shares were re-classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

		Group

2005 – final redemption		2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	thereafter £m	perpetual £m	Total £m

Sterling		51	150	—	1,123	415		1,739
US$		412	—	811	3,537	555		5,315
Euro		129	—	836	3,003	1,164		5,132
Other		10	—	356	425	—		791

Dated loan capital		602	150	2,003	8,088	2,134		12,977

Sterling							5,709	5,709
US$							2,723	2,723
Euro							1,681	1,681
Other							123	123

Undated loan capital							10,236	10,236

Sterling							374	374
US$							3,829	3,829
Euro							858	858

Preference securities							5,061	5,061

		602	150	2,003	8,088	2,134	15,297	28,274

	Group

2005 – call date	Currently £m	2006 £m	2007 £m	2008 – 2010 £m	2011– 2015 £m	thereafter £m	perpetual £m	Total £m

Sterling	—	51	150	—	1,188	350		1,739
US$	—	412	—	1,559	3,079	265		5,315
Euro	—	129	—	1,522	2,659	822		5,132
Other	—	10	—	781	—	—		791

Dated loan capital	—	602	150	3,862	6,926	1,437		12,977

Sterling	127	280	174	564	—	4,539	25	5,709
US$	1,645	40	333	13	—	—	692	2,723
Euro	—	19	—	475	—	1,031	156	1,681
Other	—	—	—	—	—	123	—	123

Undated loan capital	1,772	339	507	1,052	—	5,693	873	10,236

Sterling	152	—	—	197	—	24	1	374
US$	741	426	289	1,065	—	1,308	—	3,829
Euro	—	—	—	—	—	858	—	858

Preference securities	893	426	289	1,262	—	2,190	1	5,061

	2,665	1,367	946	6,176	6,926	9,320	874	28,274

		Group

2004 – final redemption		2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	thereafter £m	perpetual £m	Total £m

Sterling		165	—	150	486	913	—	1,714
US$		206	54	719	2,410	850	—	4,239
Euro		—	—	391	2,621	1,645	—	4,657
Other		—	—	—	403	—	—	403

Dated loan capital		371	54	1,260	5,920	3,408	—	11,013

Sterling							5,308	5,308
US$							2,372	2,372
Euro							1,509	1,509
Other							164	164

Undated loan capital							9,353	9,353

		371	54	1,260	5,920	3,408	9,353	20,366

	Group

2004 – call date	Currently £m	2005 £m	2006 £m	2007– 2009 £m	2010– 2014 £m	thereafter £m	perpetual £m	Total £m

Sterling	—	165	301	150	250	848		1,714
US$	—	206	54	1,387	2,000	592		4,239
Euro	—	—	—	1,095	2,268	1,294		4,657
Other	—	—	—	403	—	—		403

Dated loan capital	—	371	355	3,035	4,518	2,734		11,013

Sterling	—	—	125	150	1,347	3,686	—	5,308
US$	1,316	44	103	255	—	—	654	2,372
Euro	—	—	—	458	1,051	—	—	1,509
Other	—	—	—	—	—	164	—	164

Undated loan capital	1,316	44	228	863	2,398	3,850	654	9,353

	1,316	415	583	3,898	6,916	6,584	654	20,366

Notes on the accounts continued

28 Subordinated liabilities (continued)		Company

2005 – final redemption		2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	thereafter £m	perpetual £m	Total £m

Dated loan capital – US$		33	—	232	1,572	202		2,039

Undated loan capital – US$							1,244	1,244

Sterling							198	198
US$							4,567	4,567
Euro							1,194	1,194

Preference securities							5,959	5,959

		33	—	232	1,572	202	7,203	9,242

	Company

2005 – call date	Currently £m	2006 £m	2007 £m	2008 – 2010 £m	2011– 2015 £m	thereafter £m	perpetual £m	Total £m

Dated loan capital – US$	—	33	—	232	1,572	202	—	2,039

Undated loan capital – US$	484	24	44	—	—	—	692	1,244

Sterling	—	—	—	197	—	—	1	198
US$	595	371	115	1,065	—	2,421	—	4,567
Euro	—	—	—	—	—	1,194	—	1,194

Preference securities	595	371	115	1,262	—	3,615	1	5,959

	1,079	428	159	1,494	1,572	3,817	693	9,242

		Company

2004 – final redemption		2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	thereafter £m	perpetual £m	Total £m

Sterling		40	—	—	—	—	—	40
US$		—	—	589	2,486	860	—	3,935
Euro		—	—	—	875	—	—	875

Dated loan capital		40	—	589	3,361	860	—	4,850

Undated loan capital – US$		—	—	—	—	—	1,085	1,085

		40	—	589	3,361	860	1,085	5,935

	Company

2004 – call date	Currently £m	2005 £m	2006 £m	2007– 2009 £m	2010– 2014 £m	thereafter £m	perpetual £m	Total £m

Sterling	—	40	—	—	—	—	—	40
US$	—	—	—	589	2,486	860	—	3,935
Euro	—	—	—	—	875	—	—	875

Dated loan capital	—	40	—	589	3,361	860	—	4,850

Undated loan capital – US$	284	44	103	—	—	—	654	1,085

	284	84	103	589	3,361	860	654	5,935

Notes:
(1)	In the event of certain changes in tax laws, dated and undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.
(2)	At 31 December 2004 the principle amounts payable to dated and undated loan note holders would not have been materially different from the carrying amount.
(3)	On 30 November 2005, the company gave notice of redemption of 8 million Exchangeble Capital Securities, Series A, of US$25 each on 31 December 2005. This occurred on the next banking day, 3 January 2006. On 15 December 2005, NatWest gave notice of redemption of 20 million Exchangeble Capital Securities, Series A, of US$25 each on 17 January 2006.

29 Minority interests				Group

				2005 £m	2004 £m

At 1 January				3,492	2,392
Implementation of IAS 32 and IAS 39 on 1 January 2005				(2,541)	—
Currency translation adjustments and other movements				53	(188)
Profit attributable to minority interests				57	177
Dividends paid				(95)	(147)
Equity raised				1,264	1,260
Equity withdrawn				(121)	(2)

At 31 December				2,109	3,492

Equity minority interests at 31 December 2004 were £158 million.

30 Share capital	Allotted, called up and fully paid			Authorised

	1 January 2005 £m	Issued during the year £m	31 December 2005 £m	31 December 2005 £m	31 December 2004 £m

Equity shares
Ordinary shares of 25p	793	6	799	1,270	1,020
Non-voting deferred shares of £0.01	27	—	27	323	323

Total equity share capital	820	6	826	1,593	1,343

Non-equity shares
Additional Value Shares of £0.01	—	—	—	27	27
Non-cumulative preference shares of US$0.01	1	—	1	2	2
Non-cumulative convertible preference shares of US$0.01	—	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of £0.25	—	—	—	225	225
Non-cumulative convertible preference shares of £0.01	—	—	—	—	—
Cumulative preference shares of £1	1	—	1	1	1
Non-cumulative preference shares of £1	—	—	—	300	300

Total non-equity share capital	2	—	2	555	555

Total share capital	822	6	828	2,148	1,898

		Allotted, called up and fully paid		Authorised

Number of shares – thousands		2005	2004	2005	2004

Equity shares
Ordinary shares of 25p		3,196,544	3,172,605	5,079,375	4,079,375
Non-voting deferred shares of £0.01		2,660,556	2,660,556	32,300,000	32,300,000

Non-equity shares
Additional Value Shares of £0.01		—	—	2,700,000	2,700,000
Non-cumulative preference shares of US$0.01		206,000	153,000	419,500	348,500
Non-cumulative convertible preference shares of US$0.01		1,000	1,900	3,900	3,900
Non-cumulative preference shares of €0.01		2,500	1,250	66,000	66,000
Non-cumulative convertible preference shares of €0.01		—	750	3,000	3,000
Non-cumulative convertible preference shares of £0.25		—	—	900,000	900,000
Non-cumulative convertible preference shares of £0.01		200	200	1,000	1,000
Cumulative preference shares of £1		900	900	900	900
Non-cumulative preference shares of £1		—	—	300,000	300,000

Notes on the accounts continued

30 Share capital (continued)

Ordinary shares

The following issues of ordinary shares were made during the year ended 31 December 2005:

(a)	13.5 million ordinary shares following the exercise of options under the company’s executive, sharesave and option 2000 schemes and a further 0.7 million ordinary shares in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company’s shares following the acquisition of NatWest in 2000;

(b)	7.4 million ordinary shares in lieu of cash in respect of the final dividend for the year ended 31 December 2004 and the interim dividend for the year ended 31 December 2005; and

(c)	2.3 million ordinary shares under the company’s employee share ownership plan.

Consideration of £163 million was received on the issue of ordinary shares for cash and dividends of £124 million were satisfied by the issue of shares.

During the year to 31 December 2005, options were granted over 17.3 million ordinary shares under the company’s executive, sharesave and option 2000 schemes. At 31 December 2005, options granted under the company’s various schemes, exercisable up to 2015 at prices ranging from 496p to 1841p per share, were outstanding in respect of 70.8 million ordinary shares.

In addition, options granted under the NatWest schemes were outstanding in respect of 0.8 million ordinary shares exercisable up to 2009 at prices ranging from 403p to 924p per share.

Preference shares

In March 2005, the company redeemed 750,000 Series 1 non-cumulative convertible preference shares of €0.01 each at €1,000 per share and 500,000 Series 2 non-cumulative convertible preference shares of US$0.01 each at US$1,000 per share.

In May 2005, the company issued 40 million Series N non-cumulative preference shares of US$0.01 each at US$25 per share, the net proceeds being US$969 million.

In June 2005, the company issued 1.25 million Series 2 non-cumulative preference shares of €0.01 each at €1,000 per share, the net proceeds being €1,226 million.

In November 2005, the company issued 22 million Series P non-cumulative preference shares of US$0.01 each at US$25 per share, the net proceeds being US$533 million and redeemed 9 million Series J non-cumulative preference shares of US$0.01 each at US$25 per share.

In December 2005, the company redeemed 400,000 Series 3 non-cumulative convertible preference shares of US$0.01 each at US$1,000 per share.

The costs of issue and discounts allowed on preference shares issued during the year were £42 million.

Under IFRS, certain of the Group's preference shares are classified as debt and are now included in subordinated liabilities on the balance sheet. The following table shows the re-classification of the Group’s non-equity shares at 31 December 2004 in to equity shares and subordinated liabilities (see Note 28) upon implementation of IAS 32 on 1 January 2005. All preference share capital redeemed during the year was classified as debt and all capital issued during the year is classified as equity in accordance with IAS 32.

	31 December 2004	1 January 2005

Share capital and share premium	Non-equity £m	Adjustment to historic cost £m	Equity £m	Debt £m

Non-cumulative preference shares of US$0.01	1,951	35	499	1,487
Non-cumulative convertible preference shares of US$0.01	978	—	—	978
Non-cumulative preference shares of €0.01	864	(4)	860	—
Non-cumulative convertible preference shares of €0.01	529	—	—	529
Non-cumulative convertible preference shares of £0.01	197	—	—	197
Cumulative preference shares of £1	1	—	—	1

	4,520	31	1,359	3,192

Non-cumulative preference shares

Non-cumulative preference shares entitle the holders thereof to receive periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Class of preference share	Series	Number of shares in issue	Redemption date on or after	Redemption price per share

Non-cumulative preference shares of US$0.01	Series D	7 million	14 September 2005	US$25.00
	Series E	8 million	17 October 2006	US$25.00
	Series F	8 million	31 March 2007	US$25.00
	Series G	10 million	31 March 2003	US$25.00
	Series H	12 million	31 March 2004	US$25.00
	Series I	12 million	30 September 2004	US$25.00
	Series K	16 million	30 June 2006	US$25.00
	Series L	34 million	30 September 2009	US$25.00
	Series M	37 million	30 September 2009	US$25.00
	Series N	40 million	30 June 2010	US$25
	Series P	22 million	31 December 2010	US$25
Non-cumulative convertible preference shares of US$ 0.01	Series 1	1 million	31 March 2010	US$1,000
Non-cumulative preference shares of €0.01	Series 1	1.25 million	31 December 2009	€1,000
	Series 2	1.25 million	30 June 2010	€1,000
Non-cumulative convertible preference shares of £ 0.01	Series 1	0.2 million	31 December 2010	£1,000

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date, the holder may convert the non-cumulative convertible preference shares into ordinary shares in the company.

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the company without the prior consent of the UK Financial Services Authority.

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive, out of any surplus assets available for distribution to the company’s shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares, the non-cumulative sterling preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution of US$25 per non-cumulative preference share of US$0.01, US$1,000 per non-cumulative convertible preference share of US$0.01, €1,000 per non-cumulative preference share of €0.01 and £1,000 per non-cumulative convertible preference share of £0.01, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the company.

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and will be entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares, the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent annual dividend payments due on the non-cumulative convertible euro preference shares and on the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares, and in these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

Notes on the accounts continued

31 Reserves	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Share premium account
At 1 January	12,964	8,175	12,964	8,175
Reclassification of preference shares on implementation
of IAS 32 on 1 January 2005	(3,159)	—	(3,159)	—
Currency translation adjustments	—	(231)	—	(231)
Shares issued during the year	1,972	4,550	1,972	4,550
Conversion of exchangeable undated loan capital	—	460	—	460
Other movements	—	10	—	10

At 31 December	11,777	12,964	11,777	12,964

Merger reserve
At 1 January and 31 December	10,881	10,881	—	—

Available-for-sale reserve
Implementation of IAS 32 and IAS 39 on 1 January 2005	289		—
Currency translation adjustments	4		—
Unrealised gains in the year	35		—
Realised gains in the year	(582)		—
Taxation	181		—

At 31 December	(73)		—

Cash flow hedging reserve
Implementation of IAS 32 and IAS 39 on 1 January 2005	67		(13)
Unrealised (losses)/gains in the year	(67)		6
Taxation	59		(2)

At 31 December	59		(9)

Foreign exchange reserve
At 1 January	(320)	90	—	—
Retranslation of net assets	1,588	(830)	—	—
Foreign currency (losses)/gains on hedges of net assets	(799)	420	—	—

At 31 December	469	(320)	—	—

Other reserves
At 1 January	150	157	150	157
Own shares held in relation to employee share schemes	—	(7)	—	(7)

At 31 December	150	150	150	150

Retained earnings
At 1 January	9,408	7,269	4,675	3,646
Implementation of IAS 32 and IAS 39 on 1 January 2005	(1,078)	—	81	—
Currency translation adjustments and other movements	—	(8)	—	(1)
Profit attributable to ordinary and equity preference shareholders	5,501	5,112	2,074	2,874
Ordinary dividends paid	(1,927)	(1,588)	(1,927)	(1,588)
Equity preference dividends paid	(109)	—	(109)	—
Preference dividends – non-equity	—	(256)	—	(256)
Share-based payments, net of tax	112	15	—	—
Actuarial losses recognised in post-retirement benefit schemes, net of tax	(561)	(1,136)	—	—

At 31 December	11,346	9,408	4,794	4,675

Reserves at 31 December	34,609	33,083	16,712	17,789

UK law prescribes that only reserves of the company are taken into account for the purpose of making distributions and the permissible applications of the share premium account. The merger reserve arose on the acquisition of NatWest under UK GAAP accounting.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

At 31 December 2005, 680,966 (2004 – 707,247) ordinary shares of 25p each of the company were held by the 1992 Employee Share Trust and 91,951 (2004 – 63,098) ordinary shares of 25p each were held by the 2001 Employee Share Trust in respect of options under the executive option scheme and awards under the medium term performance plan.

32 Leases

Minimum amounts receivable and payable under non-cancellable leases

	Group

	Year in which receipt or payment will occur

2005	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m

Finance lease assets:
Amounts receivable	1,297	4,733	11,604	17,634
Present value adjustment	(462)	(1,857)	(3,628)	(5,947)
Other movements	(26)	(136)	(231)	(393)

Present value amounts receivable	809	2,740	7,745	11,294

Operating lease assets:
Amounts receivable	954	2,757	2,241	5,952

Operating lease obligations:
Amounts payable:
Premises	310	1,103	1,700	3,113
Equipment	10	11	—	21

	320	1,114	1,700	3,134

2004

Finance lease assets:
Amounts receivable	1,382	4,110	10,901	16,393
Present value adjustment	(515)	(2,127)	(4,362)	(7,004)
Other movements	(50)	(170)	(446)	(666)

Present value amounts receivable	817	1,813	6,093	8,723

Operating lease assets:
Amounts receivable	833	1,895	2,493	5,221

Operating lease obligations:
Amounts payable:
Premises	316	1,114	2,246	3,676
Equipment	12	18	—	30

	328	1,132	2,246	3,706

Notes on the accounts continued

32 Leases (continued)

	2005 £m	2004 £m

Nature of operating lease assets in balance sheet
Transportation	7,742	6,185
Cars and light commercial vehicles	978	895
Other	333	585

	9,053	7,665

Amounts recognised as income and expense
Finance lease receivables – contingent rental income	(34)	(51)
Operating lease payables – minimum payments	332	319

Contracts for future capital expenditure not provided for at the year end
Operating leases	594	423

Finance lease receivables
Unearned finance income	5,947	7,004
Accumulated allowance for uncollectable minimum lease receivables	72	68

Residual value exposures

The tables below give details of the unguaranteed residual values included in the carrying value of finance lease receivables (see page 133) and operating lease assets (see note 18).

	Year in which residual value will be recovered

2005	Within 1 years £m	After 1 year but within 2 years £m	After 2 year but within 5 years £m	After 5 year £m	Total £m

Operating leases
Transportation	579	912	895	3,229	5,615
Cars and light commercial vehicles	612	115	77	—	804
Other	26	21	84	21	152
Finance leases	26	32	104	231	393

	1,243	1,080	1,160	3,481	6,964

2004

Operating leases
Transportation	65	400	1,257	2,527	4,249
Cars and light commercial vehicles	403	141	116	—	660
Other	27	4	51	44	126
Finance leases	50	56	114	446	666

	545	601	1,538	3,017	5,701

33 Collateral

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2005 £m	2004 £m

Treasury and other eligible bills	896	1,593
Debt securities	53,485	32,129

	54,381	33,722

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £105.6 billion (2004 – £91.4 billion), of which £85.6 billion (2004 – £85.1 billion) had been resold or repledged as collateral for the Group's own transactions.

Other collateral given

Assets charged as security for liabilities	2005 £m	2004 £m

Loans and advances to customers	27,092	16,071
Debt securities	9,578	4,852
Property, plant and equipment	1,274	1,268
Loans to banks	60	—
Other	16	4

	38,020	22,195

	2005	2004
Liabilities secured by charges on assets	£m	£m

Deposits by banks	11,407	5,628
Customer accounts	6,761	2,001
Debt securities in issue	11,347	6,561
Other liabilities	20	—

	29,535	14,190

34 Financial instruments

Financial risk management policies and objectives

The Board establishes the overall governance framework for risk management and sets the risk appetite and philosophy for the Group.

The principal financial risks that the Group manages are as follows:

  Credit risk: credit risk is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations

  Liquidity risk: the risk that the Group is unable to meet its’ obligations as they fall due.

  Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

  Insurance underwriting risk: the Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to mitigate other risk exposures.

Credit risk

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

The key principles for credit risk management are set out in the Group’s Credit Risk Management Framework and include:

  Approval of all credit exposure must be granted prior to any advance or extension of credit.

  An appropriate credit risk assessment of the customer and related credit facilities must be undertaken prior to approval of credit exposure. This must include an assessment of, amongst others, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.

  The Board delegates authority to Executive Advances Committee, Group Credit Committee and divisional credit committees. A divisional CEO may delegate a subset of the divisional credit risk authority to sub-committees or to individuals.

  Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. These individuals must act independently and with balanced commercial judgement in exercising credit authority.

  Where credit authority is exercised personally, the individual must not have any responsibility or accountability for business revenue origination.

  All credit exposures, once approved, must be effectively monitored and managed and reviewed periodically against approved limits. Review occurs at least annually, with lower quality exposures being subject to a greater frequency of analysis and assessment.

  Customers with emerging credit problems must be identified early and classified accordingly. Remedial actions must be implemented promptly to minimise the potential loss to the Group and consideration should be given whether to transfer customers with credit problems to a specialised problem management or recovery unit.

  Portfolio analysis and reporting must be used to identify and manage credit risk concentrations and credit risk quality migration.

Credit grading models

In order to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring and portfolio analysis, the Group employs a range of credit risk models. These models can be broadly grouped into four categories.

  Probability of default (“PD”)/customer credit grade – these models assess the probability that the customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Each customer is assigned an internal credit grade which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular characteristics of customer types in that portfolio. The credit grading models use a combination of quantitative inputs, such as recent financial performance and customer behaviour, and qualitative inputs, such as company management performance or sector outlook.

Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade which uses a five band scale from AQ1 to AQ5.

  Loss given default (“LGD”) – these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as the presence of any security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

  Exposure at default (“EAD”) – these models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

  Credit risk exposure measurement – these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Risk assets

The Group’s portfolio consists of loans (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments. In order to encompass the entire range of products in the Group’s credit portfolios exposure is monitored using risk assets, which cover exposures to all these asset and customer types.

Risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Provision analysis

The Group’s consumer portfolios, which consist of small value, high volume credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group’s ongoing monitoring process.

Provisions methodology

Under IAS 39 provisions are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written off.

Collectively assessed provisions are the provisions on impaired credits below an agreed value threshold which are assessed on a portfolio basis, to reflect the homogenous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified and reported as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Liquidity risk

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. It is undertaken within limits and other policy parameters set by Group Asset and Liability Management Committee (GALCO).

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities. The short-term maturity structure of the Group’s assets and liabilities is managed on a daily basis to ensure that contractual cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Notes on the accounts continued

34 Financial instruments (continued)

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentrations and identify any adverse trends.

Market risk

The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group’s treasury operations. The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk (“VaR”) limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group’s trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group Market Risk function, independent from the Group’s trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group’s market risk management processes.

Value-at-risk (“VaR”)

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous two years of market data. The Group’s VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

  Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

  VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

  VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

Trading

The principal focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes: market making –quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage –entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for derivative financial instruments, see Accounting policies.

The VaR for the Group’s trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2005				2004

Trading	Average £m	Period end £m	Maximum £m	Maximum £m	Average £m	Period end £m	Maximum £m	Maximum £m

Interest rate	7.3	7.4	10.9	5.1	6.0	5.4	8.5	4.1
Credit spread	11.4	11.8	14.4	8.8	8.6	10.4	12.0	5.1
Currency	1.8	1.4	10.7	0.5	1.1	1.2	2.7	0.5
Equity and commodity	0.5	0.7	1.1	0.2	0.8	0.4	2.1	0.3
Diversification		(8.5)				(6.5)

Total trading VaR	13.0	12.8	16.5	9.9	10.6	10.9	16.0	6.3

Non-trading

The principal market risks arising from the Group’s non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group’s investments in overseas subsidiaries, associates and branches. The Group’s venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group’s portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group’s long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

• Interest rate risk

Non-trading interest rate risk arises from the Group’s treasury activities and retail and corporate banking businesses.

Treasury

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Retail and corporate banking

Structural interest rate risk arises in these activities where assets and liabilities have different repricing dates. It is the Group’s policy to minimise the sensitivity of net interest income to changes in interest rates and where interest rate risk is retained to ensure that appropriate resources, measures and limits are applied.

Structural interest rate risk is calculated in each division on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group’s capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group’s treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and Board.

• Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of recognised income and expense.

Notes on the accounts continued

34 Financial instruments (continued)

The tables below set out the Group’s structural foreign currency exposures.

2005	Net investments in foreign operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m

US dollar	15,452	6,637	8,815
Euro	2,285	139	2,146
Swiss franc	431	430	1
Chinese RMB	914	—	914
Other non-sterling	76	72	4

	19,158	7,278	11,880

2004

US dollar	12,367	6,580	5,787
Euro	2,086	1,349	737
Swiss franc	398	392	6
Other non-sterling	116	112	4

	14,967	8,433	6,534

The US dollar open structural foreign currency exposure reflects the action taken to mitigate the effect of the acquisition in 2004 of Charter One on the Group’s capital ratios. However, the increase in this position and the Euro structural exposure over 2004 is largely the result of the exclusion from the table of preference shares classified as equity under IFRS. These instruments continue to be considered part of the currency funding of foreign operations for asset and liability management purposes. The exposure in Chinese RMB arises from the Group’s strategic investment in Bank of China.

• Equity risk

Non-trading equity risk arises principally from the Group’s strategic investments, its venture capital activities and its general insurance business.

VaR is not an appropriate risk measure for the Group’s venture capital investments, which comprise a mix of quoted and unquoted investments, or its portfolio of strategic investments. These investments are carried at fair value with changes in fair value recorded in profit or loss, or equity.

Insurance risk

The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures.

Insurance risk is the risk of fluctuations in the timing, frequency and severity of insured events, relative to the expectations of the Group at the time of underwriting.

Underwriting and pricing risk

The Group manages underwriting and pricing risk through underwriting guidelines for all business transacted restricting the types and classes of business that may be accepted; pricing policies by product line and by brand; and centralised control of policy wordings and any subsequent changes.

Claims management risk

The risk that claims are paid inappropriately is managed using a range of IT system controls and manual processes conducted by experienced staff, to ensure that claims are handled in a timely and accurate manner. Detailed policies and procedures exist to ensure that all claims are handled appropriately.

Reinsurance risk

Reinsurance protects against the effect of major catastrophic events or unforeseen volumes of, or adverse trends in, large individual claims and to transfer risk that is outside the Group’s current risk appetite.

Reinsurance is only effective when the counterparty is financially secure. The rating profile of the top ten reinsurers of the Group which accounts for 67% of the total reinsurance debtors is as follows:

Standard & Poor’s Rating	Number of Reinsurers

AAA	1
AAA-	1
AA	3
AA-	2
A	2
A-	1

Reserving risk

Reserving risk relates to both premiums and claims. It is the risk that reserves are assessed incorrectly such that insufficient funds have been retained to pay or handle claims as the amounts fall due. Claims development data provides information on the historical pattern of reserving risk.

	Accident year

Insurance claims – gross	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	Total £m

Estimate of ultimate claims costs:
At end of accident year	2,395	3,013	3,658	3,705	4,247	17,018
One year later	(70)	91	(140)	(186)	—	(305)
Two years later	20	1	(106)	—	—	(85)
Three years later	12	(12)	—	—	—	—
Four years later	(40)	—	—	—	—	(40)

Current estimate of cumulative claims	2,317	3,093	3,412	3,519	4,247	16,588
Cumulative payments to date	(2,119)	(2,680)	(2,637)	(2,521)	(2,035)	(11,992)

Liability recognised on the balance sheet	198	413	775	998	2,212	4,596

Liability in respect of prior years						208
Claims handling costs						109

Total liability included on the balance sheet						4,913

	Accident year

Insurance claims – net of reinsurance	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	Total £m

Estimate of ultimate claims costs:
At end of accident year	2,011	2,584	3,215	3,508	4,150	15,468
One year later	(61)	59	(106)	(168)	—	(276)
Two years later	22	(12)	(103)	—	—	(93)
Three years later	13	(3)	—	—	—	10
Four years later	(41)	—	—	—	—	(41)

Current estimate of cumulative claims	1,944	2,628	3,006	3,340	4,150	15,068
Cumulative payments to date	(1,779)	(2,254)	(2,342)	(2,367)	(2,008)	(10,750)

Liability recognised on the balance sheet	165	374	664	973	2,142	4,318

Liability in respect of prior years						138
Claims handling costs						109

Total liability included on the balance sheet						4,565

Notes on the accounts continued

34 Financial instruments (continued)

Claims reserves

It is the Group’s policy to hold undiscounted claims reserves (including reserves to cover claims which have occurred but not been reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due.

The Group’s focus is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which is used to monitor and accurately price the risks accepted. This attention to data analysis is reinforced by tight controls on costs and claims handling procedures.

The following table indicates the diversity of risks underwritten, the frequency and severity of claims and the corresponding loss ratios for each major class of business, gross and net of reinsurance.

		2005			2004

		Earned premiums £m	Claims incurred £m	Loss ratio %	Earned premiums £m	Claims incurred £m	Loss ratio %

Residential property	Gross	1,098	602	55	1,090	599	55
	Net	1,037	580	56	990	578	58
Personal motor	Gross	3,312	2,603	79	3,179	2,506	79
	Net	3,257	2,601	80	2,976	2,360	79
Commercial property	Gross	212	82	39	191	77	40
	Net	193	77	40	173	73	42
Commercial motor	Gross	102	54	53	93	71	76
	Net	96	44	46	87	59	68
Creditor	Gross	157	87	55	143	74	52
	Net	156	87	56	142	74	52
Other	Gross	696	455	65	811	499	62
	Net	605	426	70	685	414	60

Total	Gross	5,577	3,883	70	5,507	3,826	69

	Net	5,344	3,815	71	5,053	3,558	70

The Group has no interest rate exposure from general insurance liabilities because provisions for claims under short term insurance contracts are not discounted.

Frequency and severity of specific risks and sources of uncertainty

Most general insurance contracts written by the Group are issued on an annual basis, which means that the Group’s liability extends for a 12 month period, after which the Group is entitled to decline or renew or can impose renewal terms by amending the premium or excess or both.

The following paragraphs explain the frequency and severity of claims and the sources of uncertainty for the key classes that the Group is exposed to:

a) Motor insurance contracts (private and commercial)

Claims experience is quite variable, due to a wide number of factors, but the principal ones of these are age of driver, type of vehicle and use.

There are many sources of uncertainty that will affect the Group's experience under motor insurance, including operational risk, reserving risk, premium rates not matching claims inflation rates, the social, economic and legislative environment and reinsurance failure risks.

b) Property insurance contracts (residential and commercial)

The major causes of claims for property insurance are theft, flood, escape of water, fire, storm, subsidence and various types of accidental damage.

The major source of uncertainty in the Group’s property accounts is the volatility of weather. Weather in the UK can affect most of the above perils. Over a longer period, the strength of the economy is also a factor.

c) Commercial other insurance contracts

Other commercial claims come mainly from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption losses come from the loss of income, revenue and/or profit as a result of property damage claims. Liability insurance comprises employers liability and public/products liability. Liability insurance is written on an occurrence basis, and is subject to claims over a substantial period of time, but where loss was in existence during the life of the policy.

Fluctuations in the social and economic climate are a source of uncertainty in the Group’s general liability account. Other sources of uncertainty are changes in the law, or its interpretation, and changes in the actuarial estimates underlying long-term claims. Other uncertainties are significant events (for example terrorist attacks) and any emerging new heads of damage, types of claim that are not envisaged when the policy is written.

d) Creditor insurance

Creditor insurance contracts are designed to cover payments on secured or unsecured lending. These contracts will be for a maximum term of 5 years. The causes of creditor insurance claims are loss of income through accident, sickness or unemployment or, in some circumstances, loss of life.

The main source of uncertainty affecting the Group's creditor accounts is the economic environment.

Life business

The three regulated life companies of RBSG, NatWest Life Assurance Limited, Royal Scottish Assurance plc (“RSA”) and Direct Line Life Limited, are required to meet minimum capital requirements at all times under the Financial Service Authority’s Prudential Sourcebook. The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds an additional voluntary buffer above the absolute minimum. Sufficient capital resources are held to ensure that the capital requirements are covered over a two year projection period. Life insurance results are inherently uncertain, due to actual experience being different to modelled assumptions. Such differences affect regulatory capital resources, as do varying levels of new business. Therefore, projections are formally reviewed twice a year. Where there is a shortfall of capital, various options are available to provide new capital.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. A decrease of 10% in the value of the assets would reduce the asset management fees by £5 million per annum (2004 – £5 million). The Group also writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group’s net exposure to death risk.

Valuation discount rates	2005	2004

Assurances
Life policies	2.85%	3.00%
Pensions policies	3.80%	4.00%
Annuities in payment (all reinsured)	4.00%	4.67%
Interest rates
Sterling interest	2.85% net	3.0% net
Unit growth	2.85% net	3.0% net
Expense inflation	4.0% net	4.0% net

Mortality assumptions are set with regard to recent experience and general industry trends.

Mortality tables used:
Pre-2001 products – RSA

Term assurances	72% AM80 ult -2 + 33% AIDS R6A
Unit-linked life assurances	76.5% / 72% AM80 ult.-2+ 33% AIDS R6A
Unit-linked pensions	90% AM80 ult.-2

Pre-2000 products – NatWest Life

Term assurances	65% TM80 ultimate + 33% AIDS R6A
Unit-linked assurances	60% AM80 ult.

Rates above are for male, non-smokers.

Post-2000 products

Term assurances	60% TM80 ult + 33% AIDS R6A

Expenses:
Pre-2000 products – RSA	2005 per annum	2004 per annum

Lifestyle protection plan	£29.81	£27.17
Mortgage savings plan	£67.05	£60.08

Pre-2000 products – NatWest Life

Term assurances	£26.79	£25.13
Single premium unit-linked bonds	£23.86	£22.38

Post-2000 products

Term assurances	£23.97	£22.38
Guaranteed bonds	£26.92	£25.13

Notes on the accounts continued

34 Financial instruments (continued)

Frequency and severity of claims – for contracts where death is the insured risk, the most significant factors that could increase the overall frequency of claims are epidemics or wide spread changes in lifestyle, resulting in earlier or more claims than expected.

For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity.

For contracts with fixed and guaranteed benefits and fixed future premiums, there are no mitigating terms and conditions that reduce the insurance risk accepted. Participating contracts can result in a significant portion of the insurance risk being shared with the insured party.

Sources of uncertainty in the estimation of future benefit payments and premium receipts – the Group uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides. These are adjusted to reflect the Group’s experience, mortality improvements and voluntary termination behaviour.

Sensitivity factor	Description of sensitivity factor applied

Interest rate and investment return	Change in market interest rates of ± 1%.
The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Expenses	Increase in maintenance expenses of 10%

Assurance mortality/morbidity	Increase in mortality/morbidity rates for assurance contracts of 5%

Annuitant mortality	Reduction in mortality rates for annuity contracts of 5%

The above sensitivity factors are applied via actuarial and statistical models, with the following impact on the financial statements.
Risk factor	Variability	Impact on profit and equity £m

Interest rates	+1%	(16)
Interest rates	–1%	20
Expenses	+10%	(5)
Assurance mortality/morbidity	+5%	(7)
Annuitant mortality	– 5%	—

Limitations of sensitivity analysis: the above tables demonstrate the effect of a change in a key assumption whilst other assumptions remain unaffected. In reality, such an occurrence is unlikely, due to correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results. The sensitivity analyses do not take into consideration that assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

Purchased insurance

The Insurance Sourcing Department is responsible to GEMC for the Group-wide purchase of insurance as a means of reducing other risk exposures.

	Group
Remaining maturity
2005	1 month or less £m	Within 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m

Assets
Cash and balances at central banks	4,759	—	—	—	—	—	4,759
Treasury bills and other eligible bills	779	1,252	3,507	—	—	—	5,538
Loans and advances to banks	46,276	14,959	8,749	265	338	—	70,587
Loans and advances to customers	139,732	48,881	42,485	66,488	119,640	—	417,226
Debt securities	2,635	8,289	11,472	25,621	72,948	—	120,965
Equity shares	—	—	—	—	—	9,301	9,301
Settlement balances	6,005	—	—	—	—	—	6,005
Derivatives at fair value	4,816	7,282	11,778	31,667	40,120	—	95,663

Liabilities
Deposits by banks	69,393	17,876	13,293	8,264	1,581	—	110,407
Customer accounts	286,960	28,582	14,516	8,172	4,637	—	342,867
Debt securities in issue	20,577	23,297	24,253	14,986	7,307	—	90,420
Settlement balances and short positions	16,533	569	1,696	15,950	9,240	—	43,988
Derivatives at fair value	4,962	6,733	12,740	32,067	39,936	—	96,438
Subordinated liabilities	539	418	3,075	7,122	17,120	—	28,274

2004

Assets
Cash and balances at central banks	4,293	—	—	—	—	—	4,293
Treasury bills and other eligible bills	2,201	2,555	1,354	—	—	—	6,110
Loans and advances to banks	36,482	11,867	11,902	266	556	—	61,073
Loans and advances to customers	103,672	32,403	38,990	54,788	117,398	—	347,251
Debt securities	2,002	2,967	11,635	18,267	59,037	—	93,908
Equity shares	—	—	—	—	—	4,723	4,723
Settlement balances	5,682	—	—	—	—	—	5,682
Derivatives at fair value	1,082	1,538	3,076	6,230	5,874	—	17,800

Liabilities
Deposits by banks	65,489	18,888	10,474	3,675	1,357	—	99,883
Customer accounts	232,982	25,801	15,502	7,803	1,227	—	283,315
Debt securities in issue	15,505	24,711	13,852	8,261	1,670	—	63,999
Settlement balances and short positions	4,738	577	282	19,486	7,907	—	32,990
Derivatives at fair value	1,148	1,570	3,322	6,606	6,230	—	18,876
Subordinated liabilities	—	1,135	596	4,481	14,154	—	20,366

Notes on the accounts continued

34 Financial instruments (continued)

Remaining maturity	Company

2005	1 month or less £m	1-3 month £m	3-12 month £m	1-5 years £m	Over 5 years £m	Total £m

Assets
Loans and advances to banks	435	1,476	780	1,510	4,921	9,122
Loans and advances to customers	—	—	—	262	305	567
Derivatives at fair value	—	—	—	55	—	55

Liabilities
Deposits by banks	32	919	—	—	—	951
Customer accounts	—	55	—	—	—	55
Debt securities in issue	909	2,033	—	—	—	2,942
Subordinated liabilities	189	311	1,008	1,653	6,081	9,242

2004

Assets
Loans and advances to banks	196	664	351	680	2,215	4,106
Loans and advances to customers	—	—	—	—	305	305

Liabilities
Deposits by banks	174	—	—	—	—	174
Debt securities in issue	197	394	517	500	—	1,608
Subordinated liabilities	—	—	368	731	4,836	5,935

Interest rate sensitivity

The following tables summarise the interest rate sensitivity gap for the Group and the company at 31 December 2005 and 31 December 2004. The tables show the contractual repricing for each category of asset, liability and off-balance sheet items in the banking book. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

	Group

2005	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning/ bearing £m	Yield %	Non interest earning/ bearing £m	Fair value through profit or loss £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances
to banks	15,843	2,100	2,293	85	69	20,390	3.71	4,241	282	24,913	45,674	70,587
Loans and advances
to customers	231,730	14,063	13,045	49,078	32,789	340,705	5.51	15,274	616	356,595	60,631	417,226
Debt securities and
treasury bills	12,416	3,362	994	4,765	16,857	38,394	3.81	469	3,991	42,854	83,649	126,503
Other assets	—	—	—	—	—	—		54,952	2,541	57,493	105,018	162,511

Total assets	259,989	19,525	16,332	53,928	49,715	399,489	5.26	74,936	7,430	481,855	294,972	776,827

Liabilities and equity
Deposits by banks	54,515	2,880	1,507	776	968	60,646	3.97	2,123	—	62,769	47,638	110,407
Customer accounts	232,221	5,715	8,141	7,332	2,909	256,318	2.57	37,817	3,683	297,818	45,049	342,867
Debt securities in issue	65,055	4,212	3,586	957	1,140	74,950	4.18	7	11,068	86,025	4,395	90,420
Subordinated liabilities	3,965	1,492	116	5,749	16,339	27,661	6.84	110	150	27,921	353	28,274
Other liabilities	—	—	—	—	—	—		29,576	—	29,576	139,848	169,424
Shareholders’ equity	—	—	—	—	—	—		33,775	—	33,775	1,660	35,435
Internal funding of
trading business	(48,506)	(4,913)	(1,800)	(9)	—	(55,228)	3.83	(801)	—	(56,029)	56,029	—

Total liabilities and equity	307,250	9,386	11,550	14,805	21,356	364,347	3.82	102,607	14,901	481,855	294,972	776,827

Interest rate swaps	(13,537)	(2,849)	(1,508)	1,182	16,712	—		—	—

interest rate sensitivity gap	(60,798)	7,290	3,274	40,305	45,071	35,142		(27,671)	(7,471)

Cumulative interest rate
sensitivity gap	(60,798)	(53,508)	(50,234)	(9,929)	35,142	35,142		7,471

Trading book

The table below sets out by time band the net effect on the Group’s profit or loss of a basis point (0.01%) increase in interest rates, assuming all trading positions remained unchanged.

	Group

2005	3 months or less £’000	After 3 months but less than 6 months £’000	After 6 months but less than 1 year £’000	After 1 year but less than 5 years £’000	Over 5 years £’000	Total £’000

(Loss)/gain per basis point increase	(487)	(40)	180	(1,631)	1,146	(832)

Notes on the accounts continued

34 Financial instruments (continued)
	Group

2004	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than i year £m	After 1 year but less than 5 year £m	Over 5 years £m	Non Interest earning/ bearing £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	14,829	5,140	1,367	77	482	3,272	25,167	35,906	61,073
Loans and advances to customers	191,796	16,632	11,177	34,687	28,419	2,304	285,015	62,236	347,251
Debt securities and treasury bills	12,530	4,088	3,656	6,133	13,548	2,416	42,371	57,647	100,018
Other assets	—	—	—	—	—	54,871	54,871	24,909	79,780

Total assets	219,155	25,860	16,200	40,897	42,449	62,863	407,424	180,698	588,122

Liabilities and equity
Deposits by banks	54,679	2,282	907	119	477	1,737	60,201	39,682	99,883
Customer accounts	190,796	5,589	6,948	7,043	461	31,345	242,182	41,133	283,315
Debt securities in issue	45,903	6,104	4,418	4,087	1,727	—	62,239	1,760	63,999
Subordinated liabilities	4,401	1,020	302	2,151	12,438	—	20,312	54	20,366
Other liabilities	4	5	8	49	126	33,469	33,661	52,993	86,654
Shareholders’ equity	—	—	—	—	—	32,755	32,755	1,150	33,905
Internal funding of trading business	(42,516)	(313)	(1,088)	(9)	—	—	(43,926)	43,926	—

Total liabilities and equity	253,267	14,687	11,495	13,440	15,229	99,306	407,424	180,698	588,122

Off-balance sheet items	(2,126)	(6,906)	(1,160)	1,560	8,632	—

interest rate sensitivity gap	(36,238)	4,267	3,545	29,017	35,852	(36,443)

Cumulative interest rate sensitivity gap	(36,238)	(31,971)	(28,426)	591	36,443

					Company

2005	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning/ bearing £m	Yield %	Non interest earning/ bearing £m	Banking Book Total £m

Assets
Loans and advances to banks	1,803	554	119	1,585	5,061	9,122	6.05	—	9,122
Loans and advances to customers	305	—	—	262	—	567	2.82	—	567
Investment in subsidiaries	—	—	—	—	—	—	—	20,851	20,851
Other assets	—	—	—	—	—	—	—	202	202

Total assets	2,108	554	119	1,847	5,061	9,689	5.86	21,053	30,742

Liabilities and equity
Deposits by banks	951	—	—	—	—	951	4.42	—	951
Customer accounts	55	—	—	—	—	55	—	—	55
Debt securities in issue	2,942	—	—	—	—	2,942	4.55	—	2,942
Other liabilities	—	—	—	—	—	—	—	14	14
Subordinated liabilities	1,317	567	116	1,603	5,639	9,242	6.83	—	9,242
Shareholders’ equity	—	—	—	—	—	—	—	17,538	17,538

Total liabilities and equity	5,265	567	116	1,603	5,639	13,190	6.12	17,552	30,742

Interest rate swaps	—	—	—	—	—	—		—

interest rate sensitivity gap	(3,157)	(13)	3	244	(578)	(3,501)		3,501

Cumulative interest rate sensitivity gap	(3,157)	(3,170)	(3,167)	(2,923)	(3,501)	(3,501)

Notes on the accounts continued

34 Financial instruments (continued)

The following table shows the carrying values and the fair values of financial instruments on the balance sheets.

	Group				Company

	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m

Financial assets
Cash and balances at central banks	4,759	4,759	4,293	4,293	—	—	—	—

Treasury bills and other eligible bills					—	—
Held-for-trading	3,004	3,004			—	—
Available-for-sale	2,534	2,534			—	—

Banking business			3,189	3,189			—	—
Trading business			2,921	2,921			—	—

	5,538	5,538	6,110	6,110	—	—	—	—

Loans and advance to banks
Held-for-trading	44,965	44,965			—	—
Designated as at fair value through profit or loss	282	282			—	—
Loans and receivables	25,340	25,336			9,122	9,122

Banking business			25,167	25,111			4,106	4,106
Trading business			35,906	35,906			—	—

	70,587	70,583	61,073	61,017	9,122	9,122	4,106	4,106

Loans and advance to customers
Held-for-trading	53,963	53,963			—	—
Designated as at fair value through profit or loss	616	616			—	—
Loans and receivables	350,960	354,670			567	567
Finance leases	11,687	11,687			—	—

Banking business			285,015	287,289			305	305
Trading business			62,236	62,236			—	—

	417,226	420,936	347,251	349,525	567	567	305	305

Debt securities
Held-for-trading	80,653	80,653			—	—
Designated as at fair value through profit or loss	3,991	3,991			—	—
Available-for-sale	35,533	35,533			—	—
Loans and receivables	788	788			—	—

Banking business			39,182	38,998			—	—
Trading business			54,726	54,726			—	—

	120,965	120,965	93,908	93,724	—	—	—	—

Equity shares
Held-for-trading	2,941	2,941			—	—
Designated as at fair value through profit or loss	2,541	2,541			—	—
Available-for-sale	3,819	3,819			—	—

Banking business			4,237	4,679			—	—
Trading business			486	486			—	—

	9,301	9,301	4,723	5,165	—	—	—	—

Settlement balances	6,005	6,005	5,682	5,682	—	—	—	—

Derivatives at fair value	95,663	95,663	17,800	17,800	55	55	—	—

	Group				Company

	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m

Financial liabilities
Deposits by banks
Held-for-trading	32,067	32,067			—	—
Amortised cost	78,340	78,218			951	951

Banking business			60,201	59,294			174	174
Trading business			39,682	39,682			—	—

	110,407	110,285	99,883	98,976	951	951	174	174

Customer accounts
Held-for-trading	34,645	34,645			—	—
Designated as at fair value through profit or loss	3,683	3,683			—	—
Amortised cost	304,539	305,252			55	55

Banking business			242,182	241,971			—	—
Trading business			41,133	41,133			—	—

	342,867	343,580	283,315	283,104	55	55	—	—

Debt securities in issue
Held-for-trading	1,469	1,469			—	—
Designated as at fair value through profit or loss	11,068	11,068			—	—
Amortised cost	77,883	78,089			2,942	2,942

Banking business			62,239	62,238			1,608	1,608
Trading business			1,760	1,760			—	—

	90,420	90,626	63,999	63,998	2,942	2,942	1,608	1,608

Settlement balances and short positions	43,988	43,988	32,990	32,990	—	—	—	—

Derivatives at fair value	96,438	96,438	18,876	18,876	—	—	—	—

Subordinated liabilities
Designated as at fair value through profit or loss	150	150			—	—
Amortised cost	28,124	29,598			9,242	9,639

Banking business			20,312	21,652			5,935	6,184
Trading business			54	54			—	—

	28,274	29,748	20,366	21,706	9,242	9,639	5,935	6,184

Analysis of total assets and liabilities

		2004 £m

Assets:	denominated in sterling	279,433
	denominated in currencies other than sterling	308,689

		588,122

Liabilities:	denominated in sterling	282,660
	denominated in currencies other than sterling	305,462

		588,122

Notes on the accounts continued

34 Financial instruments (continued)

Industry risk – geographical analysis

	Group

2005	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other £m	(1)	Total £m	Netting and offset £m	(2) (2)

UK
Central and local government	4,082	20,061	175	407		24,725	1,584
Manufacturing	14,861	462	1,088	—		16,411	3,829
Construction	8,389	53	126	—		8,568	1,655
Finance	99,123	49,532	66,132	2,129		216,916	84,330
Service industries and business activities	53,504	3,404	2,148	162		59,218	6,290
Agriculture, forestry and fishing	2,685	17	2	—		2,704	265
Property	41,074	401	1,123	—		42,598	3,157
Individuals
Home mortgages	65,286	—	3	—		65,289	2,690
Other	26,987	564	—	186		27,737	688
Finance leases and instalment credit	13,909	4	—	—		13,913	—
Interest accruals	1,503	774	—	—		2,277	—

Total UK	331,403	75,272	70,797	2,884		480,356	104,488

US
Central and local government	472	27,420	—	112		28,004	—
Manufacturing	3,369	89	91	—		3,549	6
Construction	730	30	8	—		768	—
Finance	33,811	24,672	21,023	3,818		83,324	22,059
Service industries and business activities	10,440	661	113	—		11,214	11
Agriculture, forestry and fishing	92	—	—	—		92	—
Property	5,215	5	39	—		5,259	15
Individuals
Home mortgages	34,783	922	—	—		35,705	—
Other	14,396	—	—	—		14,396	—
Finance leases and instalment credit	2,973	—	—	—		2,973	—
Interest accruals	424	194	—	—		618	2

Total US	106,705	53,993	21,274	3,930		185,902	22,093

Europe
Central and local government	297	301	—	—		598	121
Manufacturing	6,429	—	—	—		6,429	891
Construction	2,382	—	—	—		2,382	1,931
Finance	8,259	2,214	450	8		10,931	4,988
Service industries and business activities	9,908	10	11	—		9,929	3,735
Agriculture, forestry and fishing	514	—	—	—		514	577
Property	5,078	49	—	—		5,127	2,682
Individuals
Home mortgages	8,848	—	—	—		8,848	11,310
Other	3,585	105	—	—		3,690	1,584
Finance leases and instalment credit	1,311	—	—	—		1,311	—
Interest accruals	115	26	—	—		141	—

Total Europe	46,726	2,705	461	8		49,900	27,819

Rest of the World
Central and local government	243	1,709	1,379	—		3,331	—
Manufacturing	102	—	7	—		109	1
Construction	65	—	—	—		65	—
Finance	3,680	2,233	1,728	3		7,644	896
Service industries and business activities	1,610	24	17	—		1,651	—
Agriculture, forestry and fishing	3	—	—	—		3	—
Property	112	—	—	—		112	1
Individuals
Home mortgages	216	—	—	—		216	—
Other	792	—	—	—		792	—
Finance lease and instalment credit	—	—	—	—		—	—
Interest accruals	43	—	—	—		43	—

Total Rest of the World	6,866	3,966	3,131	3		13,966	898

(1)	Includes settlement balances of £6,005 million.
(2)	This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

	Group

2005	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other £m	(1)	Total £m	Netting and offset £m	(2) (2)

Total
Central and local government	5,094	49,491	1,554	519		56,658	1,705
Manufacturing	24,761	551	1,186	—		26,498	4,727
Construction	11,566	83	134	—		11,783	3,586
Finance	144,873	78,651	89,333	5,958		318,815	112,273
Service industries and business activities	75,462	4,099	2,289	162		82,012	10,036
Agriculture, forestry and fishing	3,294	17	2	—		3,313	842
Property	51,479	455	1,162	—		53,096	5,855
Individuals
Home mortgages	109,133	922	3	—		110,058	14,000
Other	45,760	669	—	186		46,615	2,272
Finance lease and instalment credit	18,193	4	—	—		18,197	—
Interest accruals	2,085	994	—	—		3,079	2

	491,700	135,936	95,663	6,825		730,124	155,298

(1)	Includes settlement balances of £6,005 million.
(2)	This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

35 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Contingent liabilities:
Guarantees and assets pledged as collateral security	12,253	10,438	448	448
Other contingent liabilities	6,394	5,655	—	—

	18,647	16,093	448	448

Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	121,911	109,653	—	—
– one year and over	81,110	69,577	—	—
Other commitments	3,529	1,547	—	—

	206,550	180,777	—	—

Notes on the accounts continued

35 Memorandum items (continued)

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table. These commitments and contingent obligations are subject to the Group’s normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group’s provisioning policy.

Contingent liabilities

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term trade related transactions.

Regulatory enquiries and investigations – in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cash flows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements.

36 Net cash inflow from operating activities

	Group		Company

	*	*	*
	2005 £m	2004 £m	2005 £m	2004 £m

Operating profit before tax	7,936	7,284	1,932	2,890
Decrease/(increase) in prepayments and accrued income	1,064	(333)	4	(17)
Interest on subordinated liabilities	1,271	681	583	318
(Decrease)/increase in accruals and deferred income	(1,200)	1,750	8	(7)
Provisions for impairment losses	1,707	1,402	—	—
Loans and advances written-off net of recoveries	(1,870)	(1,305)	—	—
Unwind of discount on impairment losses	(144)	—	—	—
Profit on sale of property, plant and equipment	(91)	(69)	—	—
Loss/(profit) on sale of subsidiaries and associates	80	(4)	—	—
Profit on sale of securities	(667)	(167)	—	—
Charge for defined benefit pensions	462	397	—	—
Cash contribution to defined benefit pension schemes	(452)	(1,146)	—	—
Other provisions utilised	(34)	(47)	—	—
Depreciation and amortisation	1,825	1,674	—	—
Other non-cash items	(3,317)	612	(146)	25

Net cash inflow from trading activities	6,570	10,729	2,381	3,209

(Increase)/decrease in loans and advances to banks and customers	(36,778)	(72,955)	(14)	77
Increase in securities	(28,842)	(11,883)	—	—
(Increase)/decrease in other assets	(2,390)	(2,208)	5	33
(Increase)/decrease in derivative assets	(5,758)	(3,753)	50	21

Changes in operating assets	(73,768)	(90,799)	41	131

Increase in deposits by banks and customers	32,424	53,073	832	18
Increase in insurance liabilities	620	866	—	—
Increase/(decrease) in debt securities in issue	24,147	19,073	1,328	(269)
Increase/(decrease) in other liabilities	571	919	(55)	(19)
Increase/(decrease) in derivative liabilities	5,161	3,808	(96)	(9)
Increase in settlement balances and short positions	10,326	8,796	—	—

Changes in operating liabilities	73,249	86,535	2,009	(279)

Total income taxes paid	(1,911)	(1,366)	(18)	36

Net cash inflow from operating activities	4,140	5,099	4,413	3,097

* As restated. See Note 48 on the accounts.

37 Analysis of the net investment in business interests and intangible assets

	Group

	2005 £m	2004 £m

Fair value given for businesses acquired	(85)	(8,157)
Cash and cash equivalents acquired	—	457
Non-cash consideration	10	4

Net outflow of cash in respect of purchases	(75)	(7,696)

Cash and cash equivalents in businesses sold	10	—
Other assets sold	208	18
Non-cash consideration	(30)	—
(Loss)/profit on disposal	(80)	4

Net inflow of cash in respect of disposals	108	22

Dividends received from joint ventures	16	9
Cash expenditure on intangible assets	(345)	(303)

Net outflow	(296)	(7,968)

Notes on the accounts continued

38 Interest received and paid

	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Interest received	21,608	17,025	488	337
Interest paid	(11,878)	(8,164)	(704)	(402)

	9,730	8,861	(216)	(65)

39 Analysis of changes in financing during the year

	Group				Company

	Share capital		Subordinated liabilities		Share capital		Subordinated liabilities

	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m

At 1 January	13,786	8,944	20,366	16,998	13,786	8,944	5,935	5,393
Implementation of IAS 32	(3,161)		7,160		(3,161)		3,308

At 1 January 2005 restated	10,625	8,944	27,526	16,998	10,625	8,944	9,243	5,393

Issue of ordinary shares	163	2,845			163	2,845
Issue of equity preference shares	1,649	1,358			1,649	1,358
Net proceeds from issue of
subordinated liabilities			1,234	4,624			337	1,424
Repayment of subordinated liabilities			(1,553)	(718)			(1,183)	(40)

Net cash inflow/(outflow) from financing	1,812	4,203	(319)	3,906	1,812	4,203	(846)	1,384

Acquisitions of subsidiaries	—	—	—	397	—	—	—	—
Currency translation	166	179	1,067	(475)	166	179	845	(382)
Other non-cash movements	—	460	—	(460)	—	460	—	(460)

At 31 December	12,603	13,786	28,274	20,366	12,603	13,786	9,242	5,935

40 Analysis of cash and cash equivalents

	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

At 1 January
– cash	23,723	20,937	60	19
– cash equivalents	26,298	27,184	249	64
Net cash inflow	2,528	1,900	817	226

At 31 December	52,549	50,021	1,126	309

Comprising:
Cash and balances at central banks	4,456	4,035	—	—
Treasury bills and debt securities	998	3,016	—	—
Loans and advances to banks repayable on demand	47,095	42,970	1,126	309

Cash and cash equivalents	52,549	50,021	1,126	309

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2005, amounted to £303 million (2004 – £260 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$156 million at 31 December 2005 (2004 – US$132 million).

41 Segmental analysis (restated)

The information below has been restated to reflect the presentation described below, which was implemented on 1 January 2006:

  the reorganisation of Corporate Markets into two businesses, Global Banking & Markets and UK Corporate Banking;
  the allocation of Manufacturing costs and related assets and liabilities to the customer-facing divisions; and
  the transfer of certain businesses between divisions.

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central resources. The expenditure incurred by Manufacturing relates to shared costs principally in respect or the Group's UK and Ireland banking and insurance operations. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs are not allocated to divisions in the day-to-day management of the businesses but are allocated to customer-facing divisions for financial reporting purposes on a basis the directors consider to be reasonable. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries and, where appropriate, before allocation of Manufacturing costs (“Contribution”) and after allocation of Manufacturing costs (“Operating profit before tax”) are shown below.

(a) Divisions

						Group

		Revenue		Total income

2005	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Provisions £m	Contribution £m	Allocation of manufacturing costs £m	Operating profit before tax £m

Global Banking & Markets	8,465	3,623	12,088	5,760	(178)	5,582	(1,799)	(473)	(139)	3,171	(138)	3,033
UK Corporate Banking	6,169	101	6,270	5,303	(2,069)	3,234	(648)	(343)	(196)	2,047	(414)	1,633
Retail Banking	7,097	1,333	8,430	5,518	(74)	5,444	(1,885)	(13)	(601)	2,945	(1,241)	1,704
Direct Channels	3,751	183	3,934	2,123	(157)	1,966	(579)	(25)	(571)	791	(276)	515
Wealth Management	870	1,129	1,999	(235)	1,049	814	(377)	(14)	(13)	410	(138)	272
Ulster Bank	1,638	150	1,788	973	(115)	858	(246)	(24)	(58)	530	(207)	323
Citizens	4,878	4	4,882	3,353	(89)	3,264	(1,407)	(151)	(131)	1,575	-	1,575
RBS Insurance	6,194	67	6,261	5,501	(12)	5,489	(4,536)	(27)	-	926	(207)	719
Manufacturing	54	6	60	(61)	(34)	(95)	(2,140)	(523)	-	(2,758)	2,758	-
Central items	4	5,161	5,165	(2,666)	1,679	(987)	(406)	5	2	(1,386)	(137)	(1,523)
Eliminations	-	(11,757)	(11,757)	-	-	-	-	-	-	-	-	-

Operating profit before amortisation of purchased intangibles, integration costs and net gain on sale of strategic investments and subsidiaries	39,120	-	39,120	25,569	-	25,569	(14,023)	(1,588)	(1,707)	8,251	-	8,251
Amortisation of intangibles	-	-	-	-	-	-	-	(97)	-	(97)	-	(97)
Integration costs	-	-	-	-	-	-	(318)	(140)	-	(458)	-	(458)
Net gain on sale of strategic investments and subsidiaries	333	-	333	333	-	333	(93)	-	-	240	-	240

Operating profit before tax	39,453	-	39,453	25,902	-	25,902	(14,434)	(1,825)	(1,707)	7,936	-	7,936

						Group

		Revenue		Total income

2004	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Provisions £m	Contribution £m	Allocation of manufacturing costs £m	Operating profit before tax £m

Global Banking & Markets	6,718	3,370	10,088	5,343	(730)	4,613	(1,496)	(428)	(311)	2,378	(128)	2,250
UK Corporate Banking	5,091	637	5,728	4,205	(1,167)	3,038	(588)	(332)	(270)	1,848	(383)	1,465
Retail Banking	6,907	1,283	8,190	5,460	120	5,580	(2,030)	(10)	(389)	3,151	(1,147)	2,004
Direct Channels	3,504	109	3,613	1,933	(156)	1,777	(545)	(25)	(313)	894	(255)	639
Wealth Management	861	918	1,779	18	755	773	(366)	(30)	(18)	359	(128)	231
Ulster Bank	1,281	53	1,334	800	(57)	743	(224)	(27)	(40)	452	(192)	260
Citizens	2,929	15	2,944	2,265	3	2,268	(1,003)	(77)	(117)	1,071	-	1,071
RBS Insurance	6,043	33	6,076	5,064	(25)	5,039	(4,145)	(31)	-	863	(192)	671
Manufacturing	42	15	57	(66)	-	(66)	(2,060)	(426)	-	(2,552)	2,552	-
Central items	1	2,065	2,066	(1,631)	1,257	(374)	(224)	10	(27)	(615)	(127)	(742)
Eliminations	-	(8,498)	(8,498)	-	-	-	-	-	-	-	-	-

Operating profit before amortisation of purchased intangibles and integration costs	33,377	-	33,377	23,391	-	23,391	(12,681)	(1,376)	(1,485)	7,849	-	7,849
Amortisation of intangibles	-	-	-	-	-	-	-	(45)	-	(45)	-	(45)
Integration costs	-	-	-	-	-	-	(267)	(253)	-	(520)	-	(520)

Operating profit before tax	33,377	-	33,377	23,391	-	23,391	(12,948)	(1,674)	(1,485)	7,284	-	7,284

41 Segmental analysis (restated) (continued)

The assets, liabilities and cost to acquire fixed assets and intangible assets before allocation of Manufacturing elements and after allocation of Manufacturing elements are shown below.

					2005

	Assets – before allocation of Manufacturing assets	Allocation of Manufacturing assets	Assets	Liabilities – before allocation of Manufacturing liabilities	Allocation Manufacturing liabilities	Liabilities	Cost to acquire fixed assets and intangible assets – before allocation of Manufacturing assets	Allocation of Manufacturing assets	Cost to acquire fixed assets and intangible assets
Group	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking & Markets	422,407	219	422,626	388,221	-	388,221	2,359	79	2,438
UK Corporate Banking	76,799	406	77,205	68,037	-	68,037	1,315	116	1,431
Retail Banking	83,077	3,219	86,296	83,334	967	84,301	1	440	441
Direct Channels	27,210	319	27,529	2,941	-	2,941	23	92	115
Wealth Management	10,078	191	10,269	26,369	-	26,369	42	58	100
Ulster Bank	35,875	256	36,131	29,878	-	29,878	77	81	158
Citizens	92,197	-	92,197	77,471	-	77,471	301	-	301
RBS Insurance	12,523	390	12,913	8,925	-	8,925	172	96	268
Manufacturing	5,638	(5,638)	-	1,788	(1,788)	-	998	(998)	-
Central items	11,023	638	11,661	52,319	821	53,140	-	36	36

Group	776,827	-	776,827	739,283	-	739,283	5,288	-	5,288

					2004

	Assets – before allocation of Manufacturing assets	Allocation of Manufacturing assets	Assets	Liabilities – before allocation of Manufacturing liabilities	Allocation Manufacturing liabilities	Liabilities	Cost to acquire fixed assets and intangible assets – before allocation of Manufacturing assets	Allocation of Manufacturing assets	Cost to acquire fixed assets and intangible assets
Group	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking & Markets	278,796	203	278,999	270,041	-	270,041	1,879	56	1,935
UK Corporate Banking	74,093	396	74,489	50,222	-	50,222	1,559	167	1,726
Retail Banking	78,521	3,087	81,608	76,726	1,001	77,727	107	552	659
Direct Channels	23,479	310	23,789	4,160	-	4,160	80	129	209
Wealth Management	9,034	183	9,217	23,478	-	23,478	17	72	89
Ulster Bank	27,405	244	27,649	21,891	-	21,891	564	89	653
Citizens	71,597	-	71,597	58,888	-	58,888	6,165	-	6,165
RBS Insurance	11,215	388	11,603	8,356	-	8,356	38	191	229
Manufacturing	5,548	(5,548)	-	2,149	(2,149)	-	1,318	(1,318)	-
Central items	8,434	737	9,171	34,814	1,148	35,962	-	62	62

Group	588,122	-	588,122	550,725	-	550,725	11,727	-	11,727

Segmental analysis of goodwill is as follows:

					Group

	Global Banking & Markets £m	UK Corporate Banking £m	Retail Banking £m	Direct Channels £m	Wealth Management £m	Citizens £m	RBS Insurance £m	Ulster Bank £m	Centre £m	Total £m

At 1 January 2005	36	150	83	174	153	6,635	961	425	9,415	18,032
Currency translation and other adjustments	(5)	-	-	(3)	(4)	809	-	(11)	-	786
Arising on acquisitions during the year	-	1	1	8	-	-	103	-	-	113
Disposals	-	(96)	-	-	(12)	-	-	-	-	(108)

At 31 December 2005	31	55	84	179	137	7,444	1,064	414	9,415	18,823

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded

			Group

2005	UK £m	USA £m	Europe £m	Rest of the world £m	Total £m

Net interest income	6,942	2,225	713	38	9,918
Fees and commissions (net)	3,466	1,100	263	80	4,909
Income from trading activities	1,263	959	56	65	2,343
Other operating income	2,330	211	403	9	2,953
Insurance premium income (net of reinsurers’ share)	5,462	—	317	—	5,779

Total income	19,463	4,495	1,752	192	25,902

Operating profit before tax	5,278	2,032	602	24	7,936

Total assets	492,962	205,514	62,203	16,148	776,827

Total liabilities	473,581	191,189	58,527	15,986	739,283

Net assets attributable to equity shareholders and minority interests	19,381	14,325	3,676	162	37,544

Contingent liabilities and commitments	161,927	51,392	10,714	1,164	225,197

Cost to acquire property, plant and equipment and intangible assets	3,353	337	1,581	17	5,288

2004

Net interest income	6,454	1,825	751	41	9,071
Fees and commissions (net)	3,455	717	301	74	4,547
Income from trading activities	1,113	821	18	36	1,988
Other operating income	1,741	109	284	4	2,138
Insurance premium income (net of reinsurers’ share)	5,390	—	257	—	5,647

Total income	18,153	3,472	1,611	155	23,391

Operating profit before tax	5,059	1,575	583	67	7,284

Total assets	382,623	145,748	45,845	13,906	588,122

Total liabilities	362,297	131,449	43,129	13,850	550,725

Net assets attributable to equity shareholders and minority interests	20,326	14,299	2,716	56	37,397

Contingent liabilities and commitments	151,489	37,972	6,791	618	196,870

Cost to acquire property, plant and equipment and intangible assets	3,811	6,178	1,736	2	11,727

Notes on the accounts continued

42 Directors’ and key management remuneration

	Group

Directors’ remuneration	2005 £000	2004 £000

Non-executive directors – emoluments	924	874
Chairman and executive directors – emoluments	8,994	8,421
Chairman and executive directors – contributions and allowances in respect of defined
Chairman and executive directors contribution pension schemes	220	178

	10,138	9,473
Chairman and executive directors – amounts receivable under long-term incentive plans	4,778	2,189
Chairman and executive directors – gains on exercise of share options	11	5

	14,927	11,667

Retirement benefits are accruing to four directors (2004 – five) under defined benefit schemes, two (2004 – two) of whom also accrued benefits under defined contribution schemes.

The executive directors may also participate in the company’s executive share option, sharesave and option 2000 schemes and details of their interests in the company’s shares arising from their participation are contained on page 79. Details of the remuneration received by each director during the year and each director’s pension arrangements are given on pages 78 to 81.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	Group

	2005 £000	2004 £000

Short-term benefits	26,180	23,652
Post-employment benefits	9,383	5,298
Other long-term	4,215	—
Share-based payments	1,568	5,200

	41,346	34,150

43 Transactions with directors, officers and others

(a)	At 31 December 2005, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined by UK Law, were £149,537 in respect of loans to six persons who were directors of the company (or persons connected with them) at any time during the financial period and £2,055 to one person who was an officer of the company at any time during the financial period.

(b)	For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of the Group Executive Management Committee. The captions in the Group’s primary financial statements include the following amounts attributable, in aggregate, to key management:

	2005 £000	2004 £000

Loans and advances to customers	3,090	2,497
Customer accounts	12,604	8,021

Key management have banking relationships with Group entities which are entered into in the normal course of business.

Key management had no reportable transactions or balances with the company except for dividends.

44 Related parties

(a)	Group companies provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm’s-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)	The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

Notes on the accounts continued

45 Transition to IFRS

(1) Significant differences between the Group’s UK GAAP accounting policies applied in its 2004 financial statements and its IFRS accounting policies

UK GAAP	IFRS

(a) Goodwill
Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. Goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicated that its carrying value might not be recoverable,

Goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

The carrying amount of goodwill in the Group’s opening IFRS balance sheet (as at 1 January 2004) was £13,131 million, its carrying value under UK GAAP as at 31 December 2003.

(b) Intangibles other than goodwill
Computer software development costs
Most computer software development costs are written off as incurred.	Computer software development costs are capitalised if they create an identifiable intangible asset. They are amortised over their estimated useful life of three years. Net computer software development costs of £818 million were recognised on transition to IFRS.

Other intangibles
An intangible asset acquired in a business combination is capitalised separately from goodwill only if it can be disposed of separately from the revenue-earning activity to which it contributes and its value can be measured reliably.	An intangible asset is recognised as an asset separately from goodwill if it is separable or if it arises from contractual or other legal rights regardless of whether these rights are transferable or separable.

Core deposit intangibles of £268 million, mortgage servicing rights of £81 million, customer relationships of £162 million and other intangibles of £18 million were recognised in business combinations that took place in 2004.

(c) Leasing
Finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease; tax cash flows are taken into account in allocating income.	IFRS requires a level rate of return on the net investment in the lease. Tax cash flows are not reflected in the pattern of income recognition.

Assets held under operating leases are depreciated on a straight-line or reverse-annuity basis.	Assets held on operating leases are depreciated on a straight- line basis.

(d) Dividends
Dividends payable on ordinary shares are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

(e) Consolidation
UK GAAP requires consolidation of entities controlled by the reporting entity. Control is the ability to direct the financial and operating policies of an entity.	All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.

(f) Life assurance
To reflect the distinct nature of long-term assurance assets and liabilities attributable to policyholders, they are shown separately on the consolidated balance sheet; the results of life assurance business are presented as a single contribution to profit before tax.	Assets, liabilities, income and expense of life assurance business are consolidated on a line-by-line basis.

Changes in embedded value determined on a post-tax basis are grossed up for inclusion in the income statement.	Movements in embedded value are not grossed up, instead they are included net of tax in profit before tax.

UK GAAP	IFRS

(g) Associates and joint ventures
An associate is an entity in which the reporting entity holds a participating interest and over whose operating and financial policies it exercises a significant influence in practice. A joint venture is an entity in which the reporting entity in practice shares control with other investors. Associates are accounted for using the equity method and joint ventures using the gross equity method.	The definitions of associate and joint venture are similar to those in UK GAAP. However, significant influence is defined as the power to participate in the financial and operating policies of the associate. A joint venture is an entity where the strategic financial and operating decisions require the unanimous consent of the parties sharing control. Associates are accounted for using the equity method. The Group proportionately consolidates its joint ventures.

(h) Property, plant and equipment
The Group’s freehold and long leasehold property occupied for its own use is recorded at valuation on the basis of existing use value.

The Group’s freehold and long leasehold property occupied for its own use is recorded at cost less depreciation.

The Group has elected to use the UK GAAP valuation as at 31 December 2003 as deemed cost for freehold and long leasehold property occupied for its own use in its opening IFRS balance sheet (1 January 2004).

(i) Investment property
Investment property is revalued annually to open market value and changes in market value reflected in the Statement of total recognised gains and losses.	Investment property is stated at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss.

(j) Share-based payments
No expense is recognised for options over The Royal Bank of Scotland Group plc shares granted to employees.	The Group has applied IFRS 2 ‘Share-based Payment’ to grants of options over shares after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is expensed on a straight-line basis over the vesting period.

(k) Pensions
Pension scheme assets are measured at fair value using mid-market prices.	Pension scheme assets are measured at fair value using bid prices.

(l) Income tax
Deferred tax is not accounted for in relation to revaluations of fixed assets where there is no commitment to dispose of the asset or in relation to taxable gains or losses on sales of fixed assets that are rolled over into the tax cost of replacement fixed assets.	Deferred tax is provided on fixed asset revaluations and on taxable gains and losses on fixed asset sales rolled over into the tax cost of replacement assets.

(m) Cash flow statements
Cash comprises cash and balances with central banks and loans and advances to banks repayable on demand.	Cash and cash equivalents comprise cash on hand and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Under UK GAAP, cash flows are classified under the following headings:	Under IFRS cash flows are classified into operating, investing and financing activities.

  operating activities
  dividends from joint ventures and associates
  returns on investments and servicing of finance
  taxation
  capital expenditure and financial investment
  acquisitions and disposals
  ordinary equity dividends paid
  financing

Notes on the accounts continued

45 Transition to IFRS (continued)

Implementation of IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS

(n) Financial instruments: financial assets

Loans are measured at cost less provisions for bad and doubtful debts, derivatives held-for-trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below).

Debt securities and equity shares intended for use on a continuing basis in the Group’s activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.

Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held-for-trading; designated as at fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held-for-trading or designated as at fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as at fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held-for-trading or designated as at fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

(o) Financial instruments: financial liabilities
Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held-for-trading and those that were designated as at fair value through profit or loss on initial recognition.

(p) Liabilities and equity
Under UK GAAP, all shares are classified as shareholders' funds. An analysis of shareholders’ funds between equity and non-equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non- derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £3,192 million and £2,568 million of non-equity minority interests were reclassified as liabilities.

UK GAAP	IFRS

(q) Effective interest rate and lending fees
Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.	IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts.

On implementation of IAS 39, the carrying value of financial assets was reduced by £708 million and financial liabilities increased by £224 million, deferred tax was reduced by £283 million and shareholders’ equity reduced by £649 million.

(r) Derivatives and hedging

Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.

Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge – the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative’s gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non- trading derivatives were remeasured at fair value.

Embedded derivatives are not bifurcated from the host contract.	A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract, unless the entire contract is carried at fair value through profit or loss.

(s) Loan impairment

Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.

IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. There is no concept of specific and general provision – under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Notes on the accounts continued

Transition to IFRS (continued)

UK GAAP	IFRS

(t) Offset
Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.

For a financial asset and a financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £104 billion.

(u) Insurance contracts
All contracts within the life assurance business are accounted for as insurance contracts and the obligations to policyholders presented as Long-term assurance liabilities attributable to policyholders.	IFRS 4 requires life assurance products to be classified between insurance contracts and investment contracts. The latter are accounted for in accordance with IAS 39. Insurance contracts continue to be accounted for using the embedded value methodology.

The value placed on in-force policies includes future investment margins.	The value of in-force policies excludes any amounts that reflect future investment margins.

(v) Linked presentation
FRS 5 ‘Reporting the Substance of Transactions’ allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.

(w) Extinguishment of liabilities
Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

(2) Analysis of IFRS adjustments, excluding IAS 32, IAS 39 and IFRS 4

Opening balance sheet at 1 January 2004 – Group

	UK GAAP £m	Dividends £m	Income tax £m	Leases £m	Consolidation £m	Software development costs £m	Investment property £m	Share based payment £m	Employee benefits £m	Insurance £m	Total adjustments £m	IFRS £m

Assets
Cash and balances at central banks	3,822	—	—	—	—	—	—	—	—	—	—	3,822
Treasury bills and other eligible bills	4,846	—	—	—	—	—	—	—	—	—	—	4,846
Loans and advances to banks	54,392	—	—	—	(2)	—	—	—	—	1,013	1,011	55,403
Loans and advances to customers	252,531	—	—	(147)	1,798	—	(448)	—	—	(541)	662	253,193
Debt securities	79,949	—	—	—	123	—	—	—	—	1,076	1,199	81,148
Equity shares	2,300	—	—	—	—	—	—	—	—	1,745	1,745	4,045
Intangible assets	13,131	—	—	—	—	896	—	—	—	—	896	14,027
Property, plant and equipment	13,927	—	—	(127)	76	(78)	448	—	—	1	320	14,247
Settlement balances	2,857	—	—	—	—	—	—	—	—	—	—	2,857
Derivatives at fair value	14,087	—	—	—	—	—	—	—	—	(40)	(40)	14,047
Prepayments, accrued income
and other assets	9,029	—	—	—	72	1	—	—	(10)	256	319	9,348
Long-term assurance assets	3,557	—	—	—	—	—	—	—	—	(3,557)	(3,557)	—

Total assets	454,428	—	—	(274)	2,067	819	—	—	(10)	(47)	2,555	456,983

Liabilities
Deposits by banks	68,281	—	—	—	—	—	—	—	—	—	—	68,281
Customer accounts	236,963	—	—	—	(1,002)	—	—	—	—	(495)	(1,497)	235,466
Debt securities in issue	41,016	—	—	—	3,129	—	—	—	—	—	3,129	44,145
Settlement balances and
short positions	21,369	—	—	—	—	—	—	—	—	—	—	21,369
Derivatives at fair value	15,173	—	—	—	—	—	—	—	—	(105)	(105)	15,068
Accruals, deferred income
and other liabilities	18,779	(1,059)	—	2	238	—	—	6	—	(3,596)	(4,409)	14,370
Retirement benefit liabilities	1,445	—	—	—	—	—	—	—	591	—	591	2,036
Deferred taxation liabilities	2,036	—	109	(75)	13	243	—	(2)	(584)	(4)	(300)	1,736
Insurance liabilities	—	—	—	—	—	—	—	—	—	7,781	7,781	7,781
Subordinated liabilities	16,998	—	—	—	—	—	—	—	—	—	—	16,998
Minority interests	2,713	—	—	—	(313)	5	—	—	—	(13)	(321)	2,392
Shareholders’ equity	26,098	1,059	(109)	(201)	2	571	—	(4)	(17)	(58)	1,243	27,341
Long-term assurance liabilities	3,557	—	—	—	—	—	—	—	—	(3,557)	(3,557)	—

Total liabilities and equity	454,428	—	—	(274)	2,067	819	—	—	(10)	(47)	2,555	456,983

Notes on the accounts continued

45 Transition to IFRS (continued)

Opening balance sheet at 1 January 2004 – Company

	UK GAAP £m	Dividends £m	Valuation of subsidiaries £m	Total adjustments £m	IFRS £m

Assets
Loans and advances to banks	4,257	—	—	—	4,257
Loans and advances to customers	382	—	—	—	382
Investments in Group undertakings	32,354	—	(16,857)	(16,857)	15,497
Prepayments, accrued income and other assets	355	—	—	—	355

Total assets	37,348	—	(16,857)	(16,857)	20,491

Liabilities
Deposits by banks	156	—	—	—	156
Debt securities in issue	1,877	—	—	—	1,877
Accruals, deferred income and other liabilities	1,377	(1,059)	—	(1,059)	318
Subordinated liabilities	5,393	—	—	—	5,393
Shareholders’ equity	28,545	1,059	(16,857)	(15,798)	12,747

Total liabilities and equity	37,348	—	(16,857)	(16,857)	20,491

Reconciliation of shareholders’ funds as at 1 January 2004
				Group £m	Company £m

UK GAAP shareholders’ funds				26,098	28,545
Standards applicable to all periods:
Valuation of subsidiaries				—	(16,857)
Proposed dividend				1,059	1,059
Software development costs				814	––
Leasing				(276)	––
Share-based payments				(6)	––
Other				(72)	––
Tax effect on adjustments				(167)	––
Deferred tax				(109)	––

Shareholders' funds under IFRS				27,341	12,747

Balance sheet at 31 December 2004 – Group

	UK GAAP £m	Dividends £m	Income tax £m	Property plant and equipment £m	Leases £m	Consolidation £m	Software development costs £m	Investment property £m	Share based payment £m	Employee benefits £m	Insurance £m	Goodwill £m	Total adjustments £m	IFRS £m

Assets
Cash and balances at
central banks	4,293	—	—	—	—	—	—	—	—	—	—	—	—	4,293
Treasury bills and other
eligible bills	6,110	—	—	—	—	—	—	—	—	—	—	—	—	6,110
Loans and advances
to banks	60,889	—	—	—	—	(2)	—	—	—	—	186	—	184	61,073
Loans and advances
to customers	345,469	—	—	—	(132)	3,173	—	(449)	—	—	(810)	—	1,782	347,251
Debt securities	91,211	—	—	—	—	618	—	—	—	—	2,079	—	2,697	93,908
Equity shares	2,960	—	—	—	—	—	—	—	—	—	1,763	—	1,763	4,723
Intangible assets	17,576	—	—	—	—	—	725	—	—	—	—	941	1,666	19,242
Property, plant and
equipment	16,294	—	—	(60)	(153)	67	(168)	447	—	—	1	—	134	16,428
Settlement balances	5,682	—	—	—	—	—	—	—	—	—	—	—	—	5,682
Derivatives at fair value	17,884	—	—	—	—	(37)	—	—	—	—	(47)	—	(84)	17,800
Prepayments, accrued
income and other
assets	11,299	—	—	—	(9)	118	—	1	—	(4)	283	(76)	(313)	11,612
Long-term assurance
assets	3,800	—	—	—	—	—	—	—	—	—	(3,800)	—	(3,800)	—

Total assets	583,467	—	—	(60)	(294)	3,937	557	(1)	—	(4)	(345)	865	4,655	588,122

Liabilities
Deposits by banks	99,883	—	—	—	—	—	—	—	—	—	—	—	—	99,883
Customer accounts	285,062	—	—	—	—	(1,015)	—	—	—	—	(732)	—	(1,747)	283,315
Debt securities
in issue	58,960	—	—	—	—	5,039	—	—	—	—	—	—	5,039	63,999
Settlement balances
and short positions	32,990	—	—	—	—	—	—	—	—	—	—	—	—	32,990
Derivatives at fair value	19,034	—	—	—	—	—	—	—	—	—	(158)	—	(158)	18,876
Accruals, deferred
income and other
liabilities	22,904	(1,308)	—	—	25	258	—	—	20	—	(4,251)	—	(5,256)	17,648
Retirement benefit
liabilities	1,901	—	—	—	—	14	—	—	—	1,025	—	—	1,039	2,940
Deferred taxation
liabilities	2,873	—	109	—	(90)	9	164	1	(6)	(1,008)	12	(3)	(812)	2,061
Insurance liabilities	—	—	—	—	—	—	—	—	—	—	8,647	—	8,647	8,647
Subordinated liabilities	20,366	—	—	—	—	—	—	—	—	—	—	—	—	20,366
Minority interests	3,829	—	—	—	—	(334)	6	—	—	—	(9)	—	(337)	3,492
Shareholders’ equity	31,865	1,308	(109)	(60)	(229)	(34)	387	(2)	(14)	(21)	(54)	868	2,040	33,905
Long-term assurance
liabilities	3,800	—	—	—	—	—	—	—	—	—	(3,800)	—	(3,800)	—

Total liabilities
and equity	583,467	—	—	(60)	(294)	3,937	557	(1)	—	(4)	(345)	865	4,655	588,122

Notes on the accounts continued

45 Transition to IFRS (continued)

Balance sheet at 31 December 2004 – Company

	UK GAAP £m	Dividends £m	Valuation of subsidiaries £m	Total adjustments £m	IFRS £m

Assets
Loans and advances to banks	4,106	—	—	—	4,106
Loans and advances to customers	305	—	—	—	305
Investments in Group undertakings	36,870	—	(14,970)	(14,970)	21,900
Prepayments, accrued income and other assets	322	(4)	—	(4)	318

Total assets	41,603	(4)	(14,970)	(14,974)	26,629

Liabilities
Deposits by banks	174	—	—	—	174
Debt securities in issue	1,608	—	—	—	1,608
Accruals, deferred income and other liabilities	1,609	(1,308)	—	(1,308)	301
Subordinated liabilities	5,935	—	—	—	5,935
Shareholders’ equity	32,277	1,304	(14,970)	(13,666)	18,611

Total liabilities	41,603	(4)	(14,970)	(14,974)	26,629

Consolidated income statement for the year ended 31 December 2004

	UK GAAP £m	Property, including investment property £m	Leases £m	Consolidation £m	Software development costs £m	Share based payments £m	Employee benefits £m	Insurance £m	Goodwill £m	Other £m	Total adjustments £m	IFRS £m

Net interest income	9,208	(21)	(18)	(67)	16	—	—	(47)	—	—	(137)	9,071
Non-interest income	8,602	22	27	(142)	—	—	(85)	251	—	(2)	71	8,673
Insurance net premium income	4,944	—	—	109	—	—	—	594	—	—	703	5,647

Total income	22,754	1	9	(100)	16	—	(85)	798	—	(2)	637	23,391
Operating expenses	10,846	5	49	2	278	36	(83)	106	(875)	(2)	(484)	10,362
Insurance net claims	3,480	—	—	78	—	—	—	702	—	—	780	4,260

Operating profit before
impairment losses	8,428	(4)	(40)	(180)	(262)	(36)	(2)	(10)	875	—	341	8,769
Impairment losses	1,511	—	—	(26)	—	—	—	—	—	—	(26)	1,485

Operating profit before tax	6,917	(4)	(40)	(154)	(262)	(36)	(2)	(10)	875	—	367	7,284
Tax	2,155	1	(12)	(40)	(79)	(11)	—	(17)	(2)	—	(160)	1,995

Profit for the year	4,762	(5)	(28)	(114)	(183)	(25)	(2)	7	877	—	527	5,289

Company income statement for the year ended 31 December 2004

	UK GAAP £m	Other £m	Total Adjustments £m	IFRS £m

Profit for the year	2,878	(4)	(4)	2,874

(3) Analysis of IAS 32, IAS 39 and IFRS 4 adjustments

Balance sheet at 1 January 2005 – Group

	IFRS prospective adjustments

	IFRS 31 December 2004 £m	Offset £m	Other IAS 39 £m	Debt equity £m	Classification/ measurement £m	Embedded derivatives £m	Provisioning and impairment £m	Hedging/ measurement £m	Derecognition £m	Revenue recognition £m	Insurance contracts £m	Fair value option £m	Other £m	Total adjustments £m	IFRS 1 January 2005 £m

Assets
Cash and balances at
central banks	4,293	—	—	—	—	—	—	—	—	—	—	—	—	—	4,293
Treasury bills and
other eligible bills	6,110	—	—	—	(1)	—	—	—	—	—	—	—	—	(1)	6,109
Loans and advances
to banks	61,073	4,425	165	—	—	—	—	4	—	—	23	—	1	4,618	65,691
Loans and advances
to customers	347,251	28,566	1,533	—	(31)	—	(82)	518	4,022	(615)	—	—	—	33,911	381,162
Debt securities	93,908	—	747	—	(241)	—	—	50	(580)	—	31	—	—	7	93,915
Equity shares	4,723	—	—	—	507	—	—	—	—	—	—	—	1	508	5,231
Intangible assets	19,242	—	—	—	—	—	—	—	—	—	—	—	—	—	19,242
Property, plant and
equipment	16,428	—	—	—	—	—	—	—	—	(3)	—	—	—	(3)	16,425
Settlement balances	5,682	—	—	—	—	—	—	—	—	—	—	—	—	—	5,682
Derivatives at fair value	17,800	71,509	—	—	(18)	114	—	520	—	—	—	(20)	—	72,105	89,905
Prepayments,
accrued income
and other assets	11,612	(29)	(2,445)	—	(1)	3	—	(379)	327	(90)	(142)	—	(1)	(2,757)	8,855

Total assets	588,122	104,471	—	—	215	117	(82)	713	3,769	(708)	(88)	(20)	1	108,388	696,510

Liabilities
Deposits by banks	99,883	4,425	207	—	—	—	—	10	1,501	—	—	—		6,143	106,026
Customer accounts	283,315	28,566	937	—	(2)	(39)	—	(11)	177	—	2,102	—	1	31,731	315,046
Debt securities in issue	63,999	—	342	—	(25)	—	—	(1,060)	2,131	—	—	858	—	2,246	66,245
Settlement balances
and short positions	32,990	—	349	—	—	—	—	—	—	—	—	—	—	349	33,339
Derivatives at fair value	18,876	71,509	—	—	(19)	188	—	1,599	—	—	—	(876)	—	72,401	91,277
Accruals, deferred
income and other
assets	17,648	(29)	(2,346)	(60)	32	(32)	—	(636)	130	224	(162)	(49)	—	(2,928)	14,720
Retirement benefit
liablities	2,940	—	—	—	—	—	—	—	—	—	—	—	—	—	2,940
Deferred taxation
liabilities	2,061	—	—	—	65	—	(24)	12	(51)	(283)	46	—	—	(235)	1,826
Insurance liabilities	8,647	—	—	—	—	—	—	—	—	—	(2,055)	—	—	(2,055)	6,592
Subordinated liabilities	20,366	—	511	5,820	—	—	—	782	—	—	—	47	—	7,160	27,526
Minority interests	3,492	—	—	(2,493)	—	—	—	—	—	—	(48)	—	—	(2,541)	951
Shareholders’ equity	33,905	—	—	(3,267)	164	—	(58)	17	(119)	(649)	29	—	—	(3,883)	30,022

Total liabilities
and equity	588,122	104,471	—	—	215	117	(82)	713	3,769	(708)	(88)	(20)	1	108,388	696,510

Notes on the accounts continued

45 Transition to IFRS (continued)

Balance sheet at 1 January 2005 – Company

	IFRS prospective adjustments

	IFRS 31 December 2004 £m	Debt/ equity £m	Other IAS 32/39 £m	Hedging & measurement £m	Fair value option £m	Total adjustments £m	IFRS 1 January 2005 £m

Assets
Loans and advances to banks	4,106	3,959	91	—	—	4,050	8,156
Loans and advances to customers	305	153	95	—	—	248	553
Investment in Group undertakings	21,900	(4,004)	—	—	—	(4,004)	17,896
Derivatives at fair value	—	—	101	4	—	105	105
Prepayments, accrued income and other assets	318	—	(287)	(17)	—	(304)	14

Total assets	26,629	108	—	(13)	—	95	26,724

Liabilities
Deposits by banks	174	—	—	—	—	—	174
Debt securities in issue	1,608	—	6	—	—	6	1,614
Derivatives at fair value	—	—	96	—	—	96	96
Accruals, deferred income and other liabilities	301	(31)	(146)	—	(45)	(222)	79
Subordinated liabilities	5,935	3,219	44	—	45	3,308	9,243
Shareholders’ funds	18,611	(3,080)	—	(13)	—	(3,093)	15,518

Total liabilities	26,629	108	—	(13)	—	95	26,724

Reconciliation of shareholders’ funds					Group £m		Company £m

UK GAAP shareholders’ funds at 31 December 2004					31,865		32,277
Standards applicable to all periods:
Valuation of subsidiaries					—		(14,970)
Proposed dividend					1,308		1,308
Goodwill and other intangibles					865		—
Software development costs					551		—
Leasing					(319)		—
Share-based payments					(20)		—
Other					(159)		(4)
Tax effect on adjustments					(77)		—
Deferred tax					(109)		—

Shareholders’ funds under IFRS at 31 December 2004					33,905		18,611
Standards applicable from 1 January 2005:
Non-equity shares reclassified to debt					(3,192)		(3,192)
Revenue recognition					(932)		—
Derecognition					(170)		—
Securities					229		—
Investments in Group undertakings adjusted to historic cost					—		108
Other					(53)		(14)
Tax effect on adjustments					235		5

Shareholders’ funds under IFRS at 1 January 2005					30,022		15,518
Equity – minority interests					951		—

Equity under IFRS at 1 January 2005					30,973		15,518

	Group		Company

As at 1 January 2005	Fair value on implementation of IAS 39 £m	Carrying value under UK GAAP £m	Fair value on implementation of IAS 39 £m	Carrying value under UK GAAP £m

Financial assets
– designated as at fair value through profit or loss	2,579	2,728	—	—
– Available-for-sale	40,161	39,718	—	—

Financial liabilities
– designated as at fair value through profit or loss	9,976	10,071	—	—

46 Significant differences between IFRS and US GAAP

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 31 December 2005 which differ in certain significant respects from US GAAP. The significant differences which affect the Group are summarised below in three separate sections:

Section (1) covers significant differences between US GAAP and IFRS for the income statement for the year ended 31 December 2005 and the balance sheet at 31 December 2005. These differences include those between US GAAP and IAS 32, IAS 39 and IFRS 4. As permitted by IFRS 1, the Group implemented IAS 32, IAS 39 and IFRS 4 from 1 January 2005 without restating comparatives.

Section (2) sets out the significant differences between US GAAP and IFRS for 2004.

Section (3) summarises those areas where, though the recognition and measurement principles in US GAAP and IFRS are the same, adjustments to IFRS amounts are required due to differing implementation dates for the Group.

(1) For 31 December 2005

IFRS	US GAAP

(a) Acquisition accounting
All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

(b) Property revaluation and depreciation
Freehold and long leasehold property occupied for the Group's use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years. As permitted by IFRS 1, valuation as at 31 December 2003 is its deemed cost.	Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.

Investment properties are carried at fair value; changes in fair value are included in the income statement.

(c) Leasehold property provisions
Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.

(d) Loan origination
Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.

(e) Pension costs
Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.	US GAAP requires a similar method but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. An additional minimum liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension cost or has an accrued liability that is less than the unfunded accumulated benefit obligation. Movements in the additional minimum liability, together with the related deferred tax, are recognised in a separate component of equity.

Notes on the accounts continued

46 Significant differences between IFRS and US GAAP (continued)

IFRS	US GAAP

(f) Long-term assurance business
IFRS requires bancassurance contracts to be analysed between insurance and investment contracts. Investment contracts are accounted for as financial instruments. Insurance contracts are accounted for using an embedded value methodology: the shareholders’ interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities.

US GAAP also requires bancassurance contracts to be classified either as insurance or investment contracts; however US GAAP does not permit embedded value reporting.

US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.

(g) Financial instruments
Financial assets designated as at fair value through profit or loss	Such designation is not allowed under US GAAP.
Under IFRS, a financial asset may be designated as at fair value through profit or loss on initial recognition.

Debt securities classified as loans and receivables
Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.	Under US GAAP, these debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.

Financial assets other than debt securities and equity shares classified as available-for-sale
Under IAS 39 financial assets classified as available-for-sale may take any legal form.	Under US GAAP, only debt and equity securities can be classified as available-for-sale. (Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity).

Foreign exchange gains and losses on monetary available-for- sale financial assets
For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.	Such differences are included with other unrealised gains and losses and reported in a separate component of equity.

Financial liabilities
All financial liabilities held-for-trading are classified as such and carried at fair value with changes in fair value recognised in net income. A financial liability may be designated as at fair value through profit or loss.	Only financial liabilities that are derivatives and short positions are carried at fair value with changes in fair value recognised in net income.

IFRS	US GAAP

(h) Derivatives and hedging activities

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes except hedges of net investments in foreign operations. All derivatives are measured at fair value with changes in fair value recognised in net income.

(i) Liabilities and equity

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if there is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities.

Under US GAAP, preference shares issued by the Group are classified as equity as they are perpetual and redeemable only at the option of the Group.

Certain trusts and partnerships that are subsidiaries under IFRS are not consolidated under US GAAP because the Group is not their primary beneficiary. As a result securities issued by them are reclassified from minority interests to subordinated liabilities.

(j) Offset arrangements

A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the reporting entity currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting arrangements do not generally provide a basis for offsetting.

Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

This GAAP difference has no effect on net income or shareholders’ equity.

Notes on the accounts continued

46 Significant differences between IFRS and US GAAP (continued)

(2) For 2004

As indicated above, as permitted by IFRS 1, in the preparation of the Group's 2004 consolidated income statements and balance sheets, all IFRS have been applied except those relating to financial instruments and insurance contracts where UK GAAP principles then current have been applied.

IFRS or relevant UK GAAP	US GAAP

(a) Acquisition accounting
All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

(b) Property revaluation and depreciation

Freehold and long leasehold property occupied for the Group's use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years. As permitted by IFRS 1, valuation as at 31 December 2003 is its deemed cost.

Investment properties are carried at fair value; changes in fair value are included in the income statement.

Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.

(c) Leasehold property provisions
Provisions are raised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.

(d) Loan origination fees
Certain loan fees, together with related costs, are recognised in the income statement as received or incurred.	Applicable non-refundable loan fees and certain direct costs are deferred and recognised over the period of the related loan or facility.

(e) Pension costs
Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.	US GAAP requires similar valuations but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. An additional minimum liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension cost or has an accrued liability that is less than the unfunded accumulated benefit obligation. Movements in the additional minimum liability, together with the related deferred tax, are recognised in a seperate component of equity.

(f) Long-term assurance business
The shareholders’ interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities.

US GAAP does not permit embedded value reporting. US GAAP requires bancassurance contracts to be classified either as insurance or investment contracts.

US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.

(g) Extinguishment of liabilities
Recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor.

IFRS or relevant UK GAAP	US GAAP

(h) Securities
The Group’s debt and equity securities are classified as being held as investment securities or for trading purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for trading purposes are carried at fair value with changes in fair value recognised in profit or loss.

Investment securities held by the Group’s private equity business are considered to be held by investment companies and carried at fair value, with changes in fair value being reflected in net income. The Group’s other investment debt securities and marketable investment equity shares are classified as available- for-sale securities and measured at fair value with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other-than- temporary in which case the loss is included in net income. The Group recognises an other-than-temporary impairment on an available-for-sale equity share when its carrying value has exceeded its market value for a period of more than twelve months.

(i) Derivatives and hedging activities
Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non- trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is remeasured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the income statement.	The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria in SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. For US GAAP purposes, its portfolio of non-trading derivatives is remeasured to fair value and changes in fair value reflected in net income.

Monetary assets denominated in a foreign currency are retranslated at closing rates with exchange differences taken to profit or loss. Equity shares financed by foreign currency borrowings are retranslated at closing rates with exchange differences taken to reserves along with differences on the related borrowings.	SFAS 133 does not permit a non-derivative financial instrument to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities.

Embedded derivatives are not bifurcated from the host contract.	SFAS 133 requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

(j) Consolidation

All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.

US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb a majority of the entity’s expected losses, receive a majority of the entity's expected residual returns, or both. In accordance with the provisions of FIN46R, trust preferred securities issued by subsidiaries are in effect re-classified from minority interests to liabilities.

Certain trusts and partnerships that are subsidiaries under IFRS are not consolidated under US GAAP because the Group is not their primary beneficiary. As a result securities issued by them are reclassified from minority interests to subordinated liabilities.

Notes on the accounts continued

46 Significant differences between IFRS and US GAAP (continued)

IFRS or relevant UK GAAP	US GAAP

(k) Offset arrangements
Debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.	Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

(3) Implementation timing differences

This section sets out the areas where differences in amounts reported under IFRS and US GAAP arise because the effective dates of standards are different although the recognition and measurement principles are the same.

IFRS	US GAAP

Intangible assets
Purchased goodwill
Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.	US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy. During 2005, the Group changed the date for performing its annual goodwill impairment test from 1 January to 30 September for certain of its reporting units in order to conform to the date selected by the Group upon adoption of IFRS.

Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

There was no restatement of previous acquisitions in 1998. In 2004 no amortisation was written back.

Other intangibles
Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. Thereafter intangibles have been recognised if they are separable or arise from contractual or other legal rights. All intangibles are amortised over their useful economic lives.	The same treatment was adopted for US GAAP purposes from 1 July 2001.

Other adjustments in the reconciliation of net income for the year ended 31 December 2005 from IFRS to US GAAP include refinements to estimates arising from the implementation of IFRS.

Recent developments in US GAAP

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 154 ‘Accounting Changes and Error Corrections’. The standard replaces APB 20 and SFAS 3 and amends the treatment of changes of accounting principle and the correction of errors. It is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

In February 2006, the FASB published SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No 133 and 140’ (SFAS 155) which is effective for all financial instruments acquired or issued by the Group after 1 January 2007. The statement allows any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation to be measured at fair value. The statement also eliminates the exemption from applying SFAS 133 to interests in securitised financial assets.

The FASB issued SFAS 156 ‘ Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140’ in March 2006. SFAS 156 addresses the recognition and measurement of separately recognised servicing assets and liabilities and provides an approach to obtain hedge-like (offset) accounting. The standard also: clarifies when an obligation to service financial assets should be separately recognised as a servicing asset or liability; requires fair value measurement for these assets and liabilities, if practicable; permits fair value or amortisation for subsequent measurement of these assets and liabilities; and permits a servicer using derivatives to offset servicing risk to measure both the derivative and related servicing asset or liability at fair value.

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income	2005 £m	2004 £m

Profit attributable to ordinary shareholders – IFRS	5,392	4,856
Adjustments in respect of:
Acquisition accounting	—	66
Property revaluation and depreciation	(90)	(65)
Leasehold property provisions	(26)	(19)
Loan origination	55	(85)
Pension costs	(363)	(283)
Long-term assurance business	10	(17)
Extinguishment of liabilities	—	(94)
Financial instruments	(556)	(628)
Derivatives and hedging	(119)	73
Liabilities and equity	74	—
Intangible assets – timing difference	(66)	(95)
Other	(59)	(40)
Taxation	223	240

Net income available for ordinary shareholders – US GAAP	4,475	3,909

Consolidated shareholders’ equity	2005 £m	2004 £m

Shareholders’ equity – IFRS	35,435	33,905
Adjustments in respect of:
Acquisition accounting	517	517
Property revaluation and depreciation	(403)	(313)
Leasehold property provisions	38	64
Loan origination	614	(373)
Pension costs	145	215
Long-term assurance business	(47)	(163)
Extinguishment of liabilities	—	(178)
Financial instruments	(259)	76
Derivatives and hedging	260	238
Liabilities and equity	2,298	—
Intangible assets – timing difference	1,919	1,985
Other	—	140
Taxation	(288)	78

Shareholders’ equity – US GAAP	40,229	36,191

Total assets under US GAAP of £700.4 billion (2004 – £631.1 billion) primarily reflects the effect of certain arrangements that can be netted under US GAAP, together with the effect of adjustments made to shareholders’ equity.

46 Significant differences between IFRS and US GAAP (continued)

Earnings per share

Basic and diluted earnings per share (“EPS”) under US GAAP differ from IFRS only to the extent that the income calculated under US GAAP differs from that under IFRS.

	2005			2004

	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence

Basic EPS	4,475	3,183	140.6	3,909	3,085	126.7
Dilutive effect of share options and convertible preference shares	65	60	(0.6)	66	73	(0.8)

Diluted EPS	4,540	3,243	140.0	3,975	3,158	125.9

* US GAAP net income available to ordinary shareholders, see page 179.

The Group has convertible preference shares totalling £200 million (2004 – £200 million), €nil million (2004 – €750 million) and $1,000 million (2004 – $1,900 million). All of the convertible preference shares have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 31 December 2005, there were 17.3 million such options outstanding (2004 –8.7 million).

Pensions

On 1 April 2002, the Group’s main pension schemes, The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund, were merged to form The Royal Bank of Scotland Group Pension Fund (“the plan”). The provisions of SFAS 87 ‘Employers’ Accounting for Pensions’ have been applied to the plan, which covers most of the Group’s UK employees; the impact of US GAAP on the other Group schemes is considered to be immaterial.

A trust fund has been established under the plan, to which payments are made, determined on an actuarial basis, designed to build up reserves during the working life of full-time employees to pay such employees or their dependants a pension after retirement. Such pensions are based on final pensionable salaries and are related to the length of service prior to retirement. Pensions are limited to a maximum of two-thirds of final salary for 40 years service or more. Staff do not make contributions for basic pensions but may make voluntary contributions on a regular basis to purchase additional service qualification where less than 40 years service will have been completed by normal retirement age.

The assets of the plan are held under separate trusts and, in the long-term, the funding policy is to maintain assets sufficient to cover the benefits in respect of service to date, with due allowance for future earnings increases. The plan assets consist mainly of fixed-income securities and listed securities. The investment policy followed for the plan seeks to deploy the plan assets primarily in UK and overseas equity shares and UK government securities.

Disclosures required by SFAS 132R for the Group’s main scheme are set out below.

Obligations and funded status
Change in benefit obligation:	2005 £m	2004 £m

Projected benefit obligation at beginning of year	16,192	13,963
Service cost	457	420
Interest cost	860	768
Past service cost	3	—
Net actuarial gain	2,302	1,568
Benefits and expenses paid	(521)	(527)

Projected benefit obligation at year end	19,293	16,192

Change in plan assets:	2005 £m	2004 £m

Fair value of plan assets at beginning of year	13,598	11,822
Actual return on plan assets	2,477	1,234
Employer’s contribution	380	1,069
Benefits and expenses paid	(521)	(527)

Market value of plan assets at year end	15,934	13,598

Prepaid pension cost:	2005 £m	2004 £m

Funded status	(3,359)	(2,594)
Unrecognised net actuarial loss	6,383	5,990
Unrecognised prior service cost	11	12
Unrecognised transition amount	—	(6)

Prepaid pension cost at year end	3,035	3,402

Components of net periodic pension cost:	2005 £m	2004 £m

Service cost	457	420
Interest cost	860	768
Expected return on plan assets	(932)	(840)
Amortisation of prior service cost	4	1
Amortisation of loss	364	263
Amortisation of net transition asset	(6)	(8)

Net periodic pension cost	747	604

Assumptions
Weighted average assumptions used at 31 December:	2005 % per annum	2004 % per annum

Discount rate for liabilities	4.80	5.40
Salary increases	3.95	3.95
Pension increases	2.70	2.70
Long-term rate of return on assets	6.47	6.95

Weighted average allocations of market value of plan assets at 31 December:	2005%	2004%

Equity shares	61	57
Debt securities	35	31
Other	4	12

Total	100	100

At 31 December 2005, the fund’s accumulated benefit obligation was underfunded by £1,433 million (2004 – £561 million). This resulted in a reduction in the accumulated other comprehensive income component of US GAAP shareholders’ equity of £4,457 million (2004 – £3,951 million), comprising the excess of the accumulated benefit obligation over the market value of assets of £1,433 million (2004 – £561 million), prepaid pension cost of £3,035 million (2004 – £3,402 million) less unrecognised prior service cost £11 million (2004 – £12 million). This was reduced by deferred tax of £1,337 million (2004 – £1,185 million). At 31 December 2003, the fund had a surplus of assets over its accumulated benefit obligation and no minimum liability was recognised.

Cash flows

The following pension payments under the main scheme, which reflect expected future service, as appropriate, are expected to be paid:

£m

2006	513
2007	522
2008	535
2009	549
2010	565
After 2011	3,156

The Group expects to contribute £392 million to its main UK pension plan in 2006.

47 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

48 Restatement of Cash flow statements

The Group cash flow statements for the years ended 31 December 2005 and 2004 and the company cash flow statement for the year ended 31 December 2005, included in the Form 20-F filed on 26 April 2006, have been restated to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents.

The tables below show the effect of the restatements:

(a) Cash flow statements
	2005		2004

	Previously reported £m	Restated £m	Previously reported £m	Restated £m

Group
Other non-cash items	338	(4,472)	(767)	1,839
Net cash inflow from trading activities	11,380	6,570	8,123	10,729
Net cash flows from operating activities
before tax	10,861	6,051	3,859	6,465
Net cash flows from operating activities	8,950	4,140	2,493	5,099
Effects of foreign exchange rate
changes on cash and cash
equivalents	(3,107)	1,703	1,686	(920)

Company
Other non-cash items	(16)	(134)
Net cash inflow from trading activities	2,499	2,381
Net cash flows from operating activities
before tax	4,549	4,431
Net cash flows from operating activities	4,531	4,413
Effects of foreign exchange rate
changes on cash and cash
equivalents	(76)	42

(b) Note 36 - Net cash inflow from operating activities
	2005		2004

	Previously reported £m	Restated £m	Previously reported £m	Restated £m

Group
Other non-cash items	1,493	(3,317)	(1,994)	612
Net cash inflow from trading activities	11,380	6,570	8,123	10,729
Net cash flow from operating activities	8,950	4,140	2,493	5,099

Company
Other non-cash items	(28)	(146)
Net cash inflow from trading activities	2,499	2,381
Net cash flow from operating activities	4,531	4,413

Additional information continued

Short term borrowings

	IFRS

	2005 £m	2004 £m

Commercial paper
Outstanding at year end	14,110	8,391
Maximum outstanding at any month end during the year	16,853	8,391
Approximate average amount during the year	15,329	7,450
Approximate weighted average interest rate during the year	3.7%	1.9%
Approximate weighted average interest rate at year end	4.2%	2.6%

Other short term borrowings
Outstanding at year end	105,483	95,381
Maximum outstanding at any month end during the year	117,913	96,356
Approximate average amount during the year	100,681	85,496
Approximate weighted average interest rate during the year	3.4%	2.9%
Approximate weighted average interest rate at year end	3.5%	3.1%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. ‘Other short-term borrowings’ consist principally of borrowings in the money markets included within ‘Deposits by banks’ and ‘Customer accounts’ in the accounts, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits

The following table shows details of the Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	2005 Total £m

UK based companies and branches
Certificates of deposit	18,911	2,009	2,528	—	23,448
Other time deposits	64,819	3,679	2,113	3,696	74,307

Overseas based companies and branches
Certificates of deposit	4,841	956	747	—	6,544
Other time deposits	61,126	4,553	3,114	10,385	79,178

Total	149,697	11,197	8,502	14,081	183,477

Off-balance sheet arrangements

The Group is involved with several types of off-balance sheet arrangements, including special purpose vehicles, lending commitments and financial guarantees.

Special purpose entities (“SPEs”)

SPEs are vehicles set up for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. They constitute a key element of securitisation transactions in which an SPE acquires financial assets funded by the issue of securities. In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to obtain funding. It has established a number of SPEs to act as commercial paper conduits for customers. SPEs are also utilised in its fund management activities to structure investment funds to which the Group provides investment management services.

Commercial paper conduits – the Group has established a number of SPEs that act as multi-seller commercial paper conduits. These allow customers to access liquidity in the commercial paper market by selling assets to the conduit which it finances by issuing commercial paper to third parties. The Group supplies certain services and contingent liquidity support to these vehicles on an arm’s length basis as well as programme credit enhancement. These vehicles with total assets of £6,688 million at 31 December 2005 are consolidated under IFRS and US GAAP.

Residential mortgages and credit card securitisations – in the UK and Ireland, the Group has securitised portfolios of residential mortgages and credit card receivables totalling £5,279 million as at 31 December 2005. These assets have been transferred to SPEs funded by the issue of notes to third-party investors. These SPEs are consolidated under IFRS and US GAAP and the securitised assets remain on the Group’s balance sheet.

US securitisations – in the US, RBS Greenwich Capital securitises commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. It also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. The majority of proprietary securitisations undertaken by RBS Greenwich Capital result in sales treatment under IFRS and US GAAP. Certain transactions may not result in derecognition of the assets under IFRS or US GAAP: under US GAAP, transactions involving vehicles that are not qualifying special purpose entities and where the Group is the primary beneficiary; under IFRS, those where the Group has retained substantially all the risks and rewards of the assets.

Finance lease receivables – in the US, the Group has financed lease receivables with non-recourse funding from third parties. The transactions are shown gross of third-party financing under IFRS but net under US GAAP.

Further disclosures about the Group’s securitisations are given in Note 12 on the accounts.

Lending commitments and other commitments

Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities. Other commitments include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Guarantees and other contingent liabilities

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount. The Group expects most guarantees it provides to expire unused. Other contingent liabilities include those arising from standby letters of credit that support customer debt issues and those relating to customers’ trading activities such as performance and customs bonds, warranties and indemnities.

Additional information continued

The Group’s contingent liabilities and commitments are set out below.
2005	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Guarantees and assets pledged as collateral security	1,584	3,916	3,760	2,993	12,253
Other contingent liabilities	3,078	644	677	1,995	6,394
Undrawn formal standby facilities, credit lines and other commitments to lend	132,126	15,077	33,466	22,352	203,021
Other commitments	2,402	865	148	114	3,529

Total	139,190	20,502	38,051	27,454	225,197

2004

Guarantees and assets pledged as collateral security	3,974	1,729	1,893	2,842	10,438
Other contingent liabilities	3,076	785	293	1,501	5,655
Undrawn formal standby facilities, credit lines and other commitments to lend	118,367	23,045	21,216	16,602	179,230
Other commitments	881	415	6	245	1,547

Total	126,298	25,974	23,408	21,190	196,870

Contractual obligations

The table below summarises the Group’s contractual cash obligations by remaining maturity.

2005	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m

Contractual cash obligations
Dated loan capital	602	1,041	2,971	8,363	12,977
Operating leases	310	591	512	1,700	3,113
Unconditional obligations to purchase goods or services	659	458	148	20	1,285

Total	1,571	2,090	3,631	10,083	17,375

2004

Contractual cash obligations
Dated loan capital	371	527	2,863	7,252	11,013
Operating leases	328	597	535	2,246	3,706
Finance leases	17	38	11	126	192
Unconditional obligations to purchase goods or services	733	421	148	152	1,454

Total	1,449	1,583	3,557	9,776	16,365

The tables above do not include undated loan capital. Commitments for the purchase of software at 31 December 2005 were £139 million (2004 – £256 million).

Economic and monetary environment

Monetary policy

The Group’s earnings are affected by domestic and global economic conditions. The policies of the UK government, and of governments in other countries in which the Group operates, also have an impact.

The UK government sets an inflation target, which changed in December 2003 from a 2.5% target based on the retail prices index excluding mortgage interest payments to a 2% target based on the consumer prices index, in line with other European countries.

The Bank of England has operational independence in setting the repo rate to achieve the inflation target. The Bank was given independence by the Chancellor of the Exchequer in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank’s Monetary Policy Committee (“MPC”) meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in the first half of 2003, reflecting the uncertain nature of the global and domestic economic circumstances. Signs of recovery in the global economy led the Bank of England to increase rates five times since November 2003, to 4.75%, before interest rates were cut to 4.5% in August 2005.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but movements in sterling play a role in the MPC’s monthly debates.

European Economic and Monetary Union (“EMU”)

The European single currency, the euro, came into being on 1 January 1999. The third stage of EMU started on schedule on 1 January 1999. During the course of 1998, it was determined that eleven countries (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) would participate. The UK, along with Denmark, exercised its right to opt out at that stage, and Sweden also determined not to be part of this first wave.

On 31 December 1998, the European Currency Unit (the “ECU”) was replaced by the euro on the international currency markets, on a one-for-one basis. The rates for the euro against other international currencies were based upon the official closing rates for the ECU. The bilateral rates for the legacy currencies of the participating states were derived from their rates within the Exchange Rate Mechanism and the closing value of the ECU. These rates, between the legacy currencies and between these currencies and the euro, were fixed as of 1 January 1999. The euro became the formal currency for all eleven then-participating states.

Euro notes and coins were introduced into circulation on 1 January 2002 in accordance with the Maastricht Treaty, which required that legacy currency notes and coins be withdrawn by 30 June 2002. Also on 1 January 1999, the European Central Bank ("ECB") assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries.

The UK government continues to support EMU entry in principle, but has decided the UK will not adopt the single currency until it is in the UK’s economic interests, with a positive referendum vote. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation. An assessment of these five tests took place in June 2003, resulting in the publication of HM Treasury’s assessment, the 18 supporting EMU studies, and a third outline National Changeover Plan. While indicating that these five economic tests have yet to be fully met, the government has set out a programme of economic reforms and structural assessments necessary to achieve readiness for entry. The Chancellor made a progress statement in Budget 2004, at which point he decided not to undertake an immediate further assessment of the entry tests.

The Group continues to co-operate with the UK government, and to work within the financial services sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to decide to enter EMU. In particular, the Group continues its involvement in discussions as to how a phased transition could be achieved, in order to minimise cost and risk. In addition, due attention is being paid to the implications, for elements of the Group and for customers, of the introduction of euro notes and coins and the withdrawal of sterling.

Uncertainty continues on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2005 in preparation for the possible introduction of the euro in the UK was minimal.

Supervision and regulation

1 United Kingdom

1.1 The regulatory regime applying to the UK financial services industry

The Financial Services and Markets Act 2000 (“FSMA 2000”), containing an integrated legislative framework for regulating most of the UK financial services industry, came into force at the end of 2001. This and subsequent amendments established the Financial Services Authority (the “FSA”) as the single statutory regulator responsible for regulating deposit taking, insurance and investment business in the UK.

Under the FSMA 2000, businesses require the FSA’s permission to undertake specified types of activities including entering into and carrying out contracts of insurance; managing, dealing in or advising on, investments; accepting deposits; and issuing electronic money (“regulated activities”). The FSA has published detailed regulatory requirements contained in a Handbook of Rules and Guidance.

Additional information continued

The FSA’s statutory objectives are to maintain confidence in, and to promote public understanding of, the UK financial system; to secure an appropriate degree of consumer protection; and to reduce the scope for financial crime. In achieving these objectives, the FSA must take account of certain “principles of good regulation” which include recognising the responsibilities of authorised firms’ own management, facilitating innovation and competition and acting proportionately in imposing burdens on the industry.

1.2 Authorised firms in the Group

As at 31 December 2005, 35 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), are authorised and regulated to conduct regulated activities by the FSA. These companies are referred to as ‘authorised firms.’

The FSA supervises the banking business of the UK based banks in the Group, including the Royal Bank, NatWest, Coutts & Co, Ulster Bank Limited and Tesco Personal Finance Limited.

General insurance business is principally undertaken by companies in the RBS Insurance division, whilst life assurance business is undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (with the Group’s partner, the AVIVA Group) and Direct Line Life Insurance Company Limited. Investment management business is principally undertaken by companies in the Wealth Management division, including Adam & Co Investment Management Limited and Coutts & Co Investment Management Limited, and in the Global Banking & Markets division, RBS Asset Management Ltd.

1.3 The FSA’s regulatory approach and supervisory standards

The regulatory regime focuses on the risks to the FSA of not meeting its statutory objectives and uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by professionals. The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or will become, “controllers” of these firms.

As part of its regulatory approach the FSA carries out regular risk assessments of the firms in the Group and they are subject generally to direct and on-going FSA supervision.

Setting standards for firms

The FSA carries out the prudential supervision and conduct of business regulation of all authorised firms and also regulates the conduct of their business in the UK. Currently, the application of its conduct of business rules to banking business is limited but detailed conduct of business requirements apply to general insurance intermediary activities, mortgage businesses and investment business activities.

Prudential supervision includes monitoring the adequacy of a firm's management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Different prudential requirements have applied to different sectors of the financial services industry. However, the FSA has prepared an Integrated Prudential Sourcebook (“IPSB”) aimed at applying a more harmonised and consistent approach to prudential regulation across the whole industry. From 1 January 2005, insurers were the first industry segment to comply with the FSA's new IPSB requirements. Implementation for the remainder of the industry is expected in stages, from 1 January 2005 until 1 January 2008.

Many of the standards relating to the capital which firms must hold to absorb losses arising from risks to its business are determined by EU legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks.

In its supervisory role, the FSA sets requirements relating to matters such as consolidated supervision, capital adequacy, liquidity, large exposures, and the adequacy of accounting procedures and controls. Banks are required to set out their policy on “large exposures” and to inform the FSA of this. The policy must be reviewed annually and any significant departures from policies must be discussed with the FSA. Large exposures must be monitored and controlled.

As regards the insurance industry, the FSA’s primary objective is to regulate and supervise the industry so that policyholders have confidence that they have bought appropriate products, and so that UK insurers are able to meet their liabilities and treat customers fairly. The FSA sets requirements relating to “margins of solvency” (i.e. the excess of the value of assets over the amount of liabilities). Companies carrying out insurance business are required to submit regular returns covering reserves and solvency to the FSA.

Firms must also meet standards relating to senior management and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. Revised Joint Money Laundering Steering Group Guidance Notes will come into force approximately mid 2006. The EU has published its draft Third Money Laundering Directive which will supersede the two previous Anti Money Laundering Directives. Implementation is expected in 2007.

Conduct of business standards essentially govern key aspects of firms’ relationships with customers, and require the provision of clear and adequate information, the managing of conflicts of interest and the recommending of products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

1.4 Focus on customers

An important element in securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where an issue cannot be resolved by the parties it may be referred for independent assessment to the Financial Ombudsman Service.

The FSA’s high level principles require all regulated firms to treat their customers fairly. The FSA has undertaken a number of industry wide thematic reviews on this issue, and this is expected to continue in 2006. The FSA has indicated that it will include assessment of firms' effectiveness in this area in regular risk assessments of firms.

The Financial Services Compensation Scheme (financed by levies on authorised firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.5 Fraud

Towards the end of October 2004, the FSA launched its new policy on combating fraud in the financial services industry – Fighting Fraud in Partnership. The FSA is working on a programme of activities focusing on (i) actions that the FSA will take, (ii) FSA support for work by trade associations and the industry, (iii) creating closer relationships with law enforcement agencies and, (iv) the Government making fraud a higher law enforcement priority and leading the development of a fraud strategy. On 26 October 2005, the Attorney General announced that the Government will carry out a wide ranging review of fraud to consider the scale and costs to the country of fraud. The final report is to be produced by late spring 2006.

1.6 Enforcement

Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. The FSA works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm’s authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against authorised firms to address unfair terms in financial services consumer contracts.

1.7 Extension of the FSA’s responsibilities

From 31 October 2004, the scope of the FSA’s responsibilities was widened to cover the regulation and supervision of mortgage lending and administration and the provision of mortgage advice. Arrangements relating to the sale and administration of general insurance (and certain other insurance) contracts became regulated from 14 January 2005.

1.8 Other relevant UK agencies and Government departments

Consumer credit issues are covered by the Department of Trade and Industry (“DTI”) and the Office of Fair Trading (“OFT”) and competition issues are dealt with by the OFT.

Changes to consumer credit regulation are being promulgated at both national and EU levels. A number of changes to the UK regime took effect in May 2005, and the Consumer Credit Bill, once enacted in 2006, will make further, more fundamental, changes. Negotiations also continue on a draft EU Consumer Credit Directive, to harmonise core regulatory standards in each EU Member State. The UK regime will need to change again when this Directive is implemented in 2008 or later.

As discussed above, the retail banking and consumer credit industries are subject to continuing regulatory scrutiny, both in the UK and at the EU level. Details of the main competition inquiries which may affect the Group are set out below.

In June 2005, the European Commission launched a sector inquiry into competition in financial services. The financial services sector inquiry includes an investigation into three areas - payment cards, core retail banking and business insurance – across all 25 Member States. The outcome of the inquiry will not be known for some time, but the Commission wishes to promote the further integration of EU financial markets with a view to enhancing competitiveness, and accordingly it is likely to have an impact on markets in which the Group operates.

In March 2002, the UK Competition Commission recommended a number of pricing and behavioural remedies following its inquiry into the UK market for the supply of banking services to small and medium-sized enterprises. The Group gave undertakings to implement these remedies in 2003. However, the Competition Commission recommended in its 2002 Report that the OFT review the effectiveness of these undertakings after three years. In January 2006, the OFT announced that it was beginning its review, and that it expected to report to the Competition Commission around the end of 2006, unless its interim findings indicate a need for substantial further work.

In September 2005, the Citizens Advice Bureau made a super-complaint to the OFT regarding payment protection insurance. Following its preliminary inquiry, the OFT identified certain areas which it believes indicate the need for a more detailed examination of the sector, and it announced in December 2005 that it would be undertaking a market study. The market study was launched in April 2006, and the OFT expects to publish its report by the end of 2006.

The OFT reached a decision in September 2005 that the method by which the MasterCard interchange fees are set infringes competition law. In particular, the OFT claims that the interchange fee is used to recover “extraneous costs” for services which are not necessary for the operation of the MasterCard scheme. The Group (along with other card issuers) disputes the OFT’s findings and, together with the MasterCard Members Forum, has appealed the decision to the Competition Appeals Tribunal. It is expected that the appeal will be heard in September 2006.

In November 2004, MasterCard introduced new arrangements for setting the fallback interchange fees. In February 2006, the OFT announced that it was launching a further investigation into MasterCard’s new arrangements for the period after November 2004. Since the appeal in the earlier case will potentially have a decisive effect on the outcome of this further investigation, the OFT has said that it will confine its investigative activities to the gathering of further information pending the conclusion of the appeal.

The OFT has also issued a statement of objections against VISA and its UK members (including the Group) in October 2005, regarding interchange fees. The VISA case is at an earlier stage than the MasterCard case, and in the light of the importance of the outcome of the MasterCard appeal to the VISA case, the OFT has indicated that it will stay proceedings in the VISA case pending the conclusion of the MasterCard case.

In April 2006, the OFT published a statement setting out its views on the level of default charges set by credit card issuers in their contracts with consumers. The OFT is of the view that these charges are generally set at a higher level than is legally fair. It has therefore published its views on the principles which should apply to such charges, at the same time indicating that it is minded to challenge any charge in excess of a threshold of £12. Only a court can decide whether the level of a charge is fair, but the OFT has given interested parties until 31 May 2006 to respond to its position statement. The OFT has also said that the same principles regarding fairness should apply to other consumer contracts, such as bank overdrafts, store cards and mortgages. The Group is currently considering its response to the OFT’s announcement.

1.9 The European dimension

Much of the regulatory agenda in the UK and other European Member States in which the Group operates continues to be set by the European Union. Legislation comprising the Union’s Financial Services Action Plan is nearly complete and implemented, with attention now turning to the policy agenda through to 2010. The Commission wishes to pursue a different approach to policymaking: costed, evidence-based and targeted. Nonetheless, there are some major initiatives already in the pipeline; including a revised Consumer Credit Directive, a directive to establish a Legal Framework for the Euro Payments Area, Solvency II (a revised EU capital framework for insurance companies), and possible legislation on mortgage credit. In addition, the Capital Requirements Directive and Markets in Financial Instruments Directive, both of which apply to the Group are expected to be implemented in the next two years. The Group has been increasingly engaged with EU and national policymakers on all these priority measures, and will aim to maintain this level of involvement.

For a discussion of recent inquiries by the European Commission, see subsection 1.8 immediately above.

Additional information continued

2 United States

As the ultimate parent of Citizens’ subsidiary US banks, the company is a bank holding company within the meaning of, and subject to regulation and supervision under, the US Bank Holding Company Act of 1956, as amended (the ‘BHCA’), by the Board of Governors of the Federal Reserve System (the ‘Federal Reserve Board’). Under current Federal Reserve Board policy, the company is expected to act as a source of financial strength to its US bank subsidiaries.

The BHCA generally prohibits the company from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the company to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or bank holding company. With passage of the Gramm-Leach-Bliley Act of 1999 (the “GLBA”), bank holding companies that have met certain eligibility criteria and elected to become ‘financial holding companies’ are permitted to engage in a significantly expanded set of non-banking activities, including making controlling investments in non-bank business ventures without prior approval from the Federal Reserve Board under the Federal Reserve Board’s merchant banking authority. The company elected to become a financial holding company effective in February 2004. In November 2005, the company notified the Federal Reserve Board that it had commenced its merchant banking activities through its US subsidiary, Greenwich Capital Markets, Inc.

The company’s US bank and non-bank subsidiaries, and the Royal Bank’s US offices, are subject to direct supervision and regulation by various other federal and state authorities. Citizens’ state chartered bank subsidiaries are subject to regulation and supervision by state banking authorities and the US Federal Deposit Insurance Corporation, and the Royal Bank’s New York branch is supervised by the New York State Banking Department. The company's US insurance agencies are regulated by state insurance authorities. The company’s US securities affiliates, including Greenwich Capital Markets Inc., are subject to regulation and supervision by the US Securities and Exchange Commission and various self-regulating organisations. The futures activities of Greenwich Capital Markets, Inc. are also subject to oversight by the US Commodity Futures Trading Commission and the Chicago Board of Trade. Charter One Bank N.A., Citizens Bank NA, and RBS National Bank are regulated and supervised primarily by the US Office of the Comptroller of the Currency.

3 Regulatory developments for capital and risk management

The Basel Committee on Banking Supervision, which meets at the Bank of International Settlements in Switzerland, sets the standards for firm’s weighted risk asset calculations and associated regulatory capital triggers. This Committee published a revised framework, called Basel 2, in June 2004.

In the EU, the framework became law through the Capital Requirements Directive (EU CRD) and associated changes to national laws or regulatory guidelines (for example the FSA’s Integrated Prudential Sourcebook). Within the US, regulators have the flexibility to implement Basel 2 directly, after a Final Notice of Prudential Rulemaking expected later in 2006. Full adoption of these new rules comes into force across the EU on 1 January 2008 and the US on 1 January 2009.

Application of Basel 2 differs between jurisdictions. The EU is applying Basel 2 to all banks and investment firms. The US is taking a different approach, mandating that their largest internationally active banks use the ‘Advanced’ approaches for credit and operational risk calculations; other banks can either remain on Basel 1 (or a modified version thereof, called Basel 1a) or ‘opt-into’ Basel 2. Our US subsidiary, Citizens, currently falls outside the group of mandated Basel 2 banks for the purposes of US regulation.

Basel 2, based around three Pillars, presents a fundamental change to the current capital adequacy regime and will have wide ranging consequences for the banking industry as a whole. RBS is making good progress in satisfying the requirements for credit, market and operational risk which, together, represent the minimum capital standards (Pillar 1). Work on the other Pillars of Basel 2, supervisory review (Pillar 2) and market disclosures (Pillar 3) are also progressing as the standards are emerging from the regulatory authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director

9 November 2006